Exhibit 10.1

EXECUTION

LOAN AND SECURITY AGREEMENT

by and among

FARMER BROS. CO.
COFFEE BEAN INTERNATIONAL, INC.
as Borrowers

and

COFFEE BEAN HOLDING CO., INC.
FBC FINANCE COMPANY
SL REALTY, LLC
as Guarantors

and

WACHOVIA BANK, NATIONAL ASSOCIATION,
as Lender

Dated: March 2, 2009

6.7	Use of Proceeds	54
6.8	Appointment of Administrative Borrower as Agent for Requesting Loans and Receipts of Loans and Statements	54
6.9	Bank Products	55

SECTION 7. COLLATERAL REPORTING AND COVENANTS		55
7.1	Collateral Reporting	55
7.2	Accounts Covenants	57
7.3	Inventory Covenants	57
7.4	Equipment and Real Property Covenants	58
7.5	Power of Attorney	59
7.6	Right to Cure	60
7.7	Access to Premises	60

SECTION 8. REPRESENTATIONS AND WARRANTIES		61
8.1	Corporate or Limited Liability Company Existence, Power and Authority	61
8.2	Name; State of Organization; Chief Executive Office; Collateral Locations	61
8.3	Financial Statements; No Material Adverse Change	62
8.4	Priority of Liens; Title to Properties	62
8.5	Tax Returns	63
8.6	Litigation	63
8.7	Compliance with Other Agreements and Applicable Laws	63
8.8	Environmental Compliance	64
8.9	Employee Benefits	64
8.10	Bank Accounts	65
8.11	Intellectual Property	65
8.12	Subsidiaries; Affiliates; Capitalization; Solvency	66
8.13	Labor Disputes	67
8.14	Restrictions on Subsidiaries	67
8.15	Material Contracts	67
8.16	Payable Practices	67

8.17	OFAC	68
8.18	Acquisition of Purchased Assets	68
8.19	ESOP/ESOT	68
8.20	ESOP Loan Documents	69
8.21	Accuracy and Completeness of Information	69
8.22	Survival of Warranties; Cumulative	70

SECTION 9. AFFIRMATIVE AND NEGATIVE COVENANTS		70
9.1	Maintenance of Existence	70
9.2	New Collateral Locations	71
9.3	Compliance with Laws, Regulations, Etc.	71
9.4	Payment of Taxes and Claims	72
9.5	Insurance	73
9.6	Financial Statements and Other Information	74
9.7	Sale of Assets, Consolidation, Merger, Dissolution, Etc.	77
9.8	Encumbrances	80
9.9	Indebtedness	82
9.10	Loans, Investments, Etc.	85
9.11	Dividends and Redemptions	90
9.12	Transactions with Affiliates	92
9.13	Compliance with ERISA	92
9.14	End of Fiscal Years; Fiscal Quarters	93
9.15	Change in Business	93
9.16	Limitation of Restrictions Affecting Subsidiaries	93
9.17	Capital Expenditures	94
9.18	Fixed Charge Coverage Ratio	94
9.19	Minimum Adjusted EBITDA	95
9.20	Liquidity Trigger Event	96
9.21	ESOP/ESOT; ESOP Loan Documents	96
9.22	Preferred Stock Portfolio	97
9.23	License Agreements	97
9.24	Foreign Assets Control Regulations, Etc.	98

9.25	After Acquired Real Property	99
9.26	Costs and Expenses	99
9.27	Inactive Subsidiaries	100
9.28	Further Assurances	101

SECTION 10. EVENTS OF DEFAULT AND REMEDIES		101
10.1	Events of Default	101
10.2	Remedies	103

SECTION 11. JURY TRIAL WAIVER; OTHER WAIVERS AND CONSENTS; GOVERNING LAW		107
11.1	Governing Law; Choice of Forum; Service of Process; Jury Trial Waiver	107
11.2	Waiver of Notices	108
11.3	Amendments and Waivers	108
11.4	Waiver of Counterclaims	109
11.5	Indemnification	109

SECTION 12. TERM OF AGREEMENT; MISCELLANEOUS		110
12.1	Term	110
12.2	Interpretative Provisions	111
12.3	Notices	113
12.4	Partial Invalidity	114
12.5	Successors	114
12.6	Confidentiality	115
12.7	Entire Agreement	116
12.8	USA Patriot Act	116
12.9	Counterparts, Etc.	116

INDEX
TO
EXHIBITS AND SCHEDULES

Exhibit A	Form of Borrowing Base Certificate

Exhibit B	Information Certificate

Exhibit C	Form of Compliance Certificate

Exhibit D	Form of Investment Liquidity Certificate

Schedule 1.56	Existing Letter of Credit

Schedule 1.100	Permitted Holders

LOAN AND SECURITY AGREEMENT

This Loan and Security Agreement dated March 2, 2009 is entered into by and among Wachovia Bank, National Association, a national banking association (“Lender” as hereinafter further defined) and Farmer Bros. Co., a Delaware corporation (“Farmer”) and Coffee Bean International, Inc., an Oregon corporation (“CBI” and together with Farmer, each individually a “Borrower” and collectively, “Borrowers” as hereinafter further defined), Coffee Bean Holding Co., Inc., a Delaware corporation (“Coffee Holding”), FBC Finance Company, a California corporation (“Finance”), SL Realty, LLC, a Delaware limited liability company (“Realty” and together with Coffee Holding, Finance, each individually a “Guarantor” and collectively, “Guarantors” as hereinafter further defined).

W I T N E S S E T H:

WHEREAS, Borrowers and Guarantors have requested that Lender enter into financing arrangements with Borrowers pursuant to which Lender may make loans and provide other financial accommodations to Borrowers; and

WHEREAS, Lender is willing to agree to make such loans and provide such financial accommodations on the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION  1.  DEFINITIONS

For purposes of this Agreement, the following terms shall have the respective meanings given to them below:

1.1           “Accounts” shall mean, as to each Borrower and Guarantor, all present and future rights of such Borrower and Guarantor to payment of a monetary obligation, whether or not earned by performance, which is not evidenced by chattel paper or an instrument, (a) for property that has been or is to be sold, leased, licensed, assigned, or otherwise disposed of, (b) for services rendered or to be rendered, (c) for a secondary obligation incurred or to be incurred, or (d) arising out of the use of a credit or charge card or information contained on or for use with the card.

1.2           “Acquisition” shall mean the purchase by Farmer of all of the Purchased Assets pursuant to the Purchase Agreements.

1.3           “Adjusted EBITDA” shall mean, as to any Person, with respect to any period, an amount equal to (a) EBITDA, plus (b) the amount of all non-cash contributions to employee stock ownership plans by such Person during such period net of all interest income paid by such employee stock ownership plans to such Person with respect to such non-cash contributions, plus

(c) the amount of all unrealized losses (or minus the amount of all unrealized gains) during such period arising from investments being marked to market, plus, (d) the amount of all losses (or minus the amount of all gains) realized during such period upon the sale or other disposition of any of any investments, plus (e) the amount of all losses (or minus the amount of all gains) realized during such period upon the sale or other disposition of property or assets that are sold or otherwise disposed of outside the ordinary course of business; minus (f) the amount of any interest income of such Person during such period on investment property of such Person, minus, (g) the amount of all dividend income of and equity in earnings of investments to the extent received in cash during such period, plus (h) the amount of all non-cash losses (or minus the amount of all non-cash gains) included in the calculation of Consolidated Net Income as a result of the application of any non-cash LIFO adjustment, plus (i) any extraordinary, one-time or non-recurring losses or charges during such period, minus (j) any extraordinary, one time or non-recurring gains during such period.

1.4           “Adjusted Eurodollar Rate” shall mean, with respect to each Interest Period for any Eurodollar Rate Loan comprising part of the same borrowing (including conversions, extensions and renewals), the greater of (a) the rate per annum determined by dividing (i) the London Interbank Offered Rate for such Interest Period by (ii) a percentage equal to: (A) one (1) minus (B) the Reserve Percentage and (b) one and one quarter (1.25%) percent per annum.  For purposes hereof, “Reserve Percentage” shall mean for any day, that percentage (expressed as a decimal) which is in effect from time to time under Regulation D of the Board of Governors of the Federal Reserve System (or any successor), as such regulation may be amended from time to time or any successor regulation, as the maximum reserve requirement (including, without limitation, any basic, supplemental, emergency, special, or marginal reserves) applicable with respect to Eurocurrency liabilities as that term is defined in Regulation D (or against any other category of liabilities that includes deposits by reference to which the interest rate of Eurodollar Rate Loans is determined), whether or not Lender has any Eurocurrency liabilities subject to such reserve requirement at that time.  Eurodollar Rate Loans shall be deemed to constitute Eurocurrency liabilities and as such shall be deemed subject to reserve requirements without benefits of credits for proration, exceptions or offsets that may be available from time to time to Lender.  The Adjusted Eurodollar Rate shall be adjusted automatically on and as of the effective date of any change in the Reserve Percentage.

1.5           “Administrative Borrower” shall mean Farmer Bros. Co., a Delaware corporation, in its capacity as Administrative Borrower on behalf of itself and the other Borrowers pursuant to Section 6.8 hereof and it successors and assigns in such capacity.

1.6           “Affiliate” shall mean, with respect to a specified Person, any other Person which directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with such Person, and without limiting the generality of the foregoing, includes (a) any Person which beneficially owns or holds five (5%) percent or more of any class of Voting Stock of such Person or other equity interests in such Person, (b) any Person of which such Person beneficially owns or holds five (5%) percent or more of any class of Voting Stock or in which such Person beneficially owns or holds five (5%) percent or more of the equity interests and (c) any director or executive officer of such Person.  For the purposes of this definition, the term “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of Voting Stock, by agreement or otherwise.

1.7           “Applicable Margin” shall mean, with respect to Prime Rate Loans and Eurodollar Rate Loans, subject to the provisions below, the applicable percentage (on a per annum basis) set forth below if the Monthly Average Excess Availability for the immediately preceding calendar month is at or within the amounts indicated for such percentage as of the last day of the immediately preceding calendar month:

Tier	Monthly Average Excess Availability	Applicable Margin with respect to Eurodollar Rate Loans	Applicable Margin with respect to Prime Rate Loans

1	Greater than $20,000,000	2.25%	.25%

2	Less than or equal to $20,000,000 and greater than $12,500,000	2.50%	.50%

3	Less than or equal to $12,500,000	2.75%	.75%

provided, that, (i) the Applicable Margin shall be calculated and established once each calendar month (commencing with the month beginning April 1, 2009) based on the Monthly Average Excess Availability and shall remain in effect until adjusted thereafter after the end of the next calendar month, (ii) each adjustment of the Applicable Margin shall be effective as of the first day of each such calendar month based on the Monthly Average Excess Availability for the immediately preceding calendar month, (iii) the Applicable Margin through August 31, 2009 shall be the amount for Tier 2 set forth above and (iv) in the event that Borrowers fail to provide any Borrowing Base Certificate or other information with respect thereto for any period on the date required hereunder, effective as of the date on which such Borrowing Base Certificate or other information was otherwise required, at Lender’s option, the Applicable Margin shall be based on the highest rate above until the next Business Day after the Borrowing Base Certificate or other information is provided for the applicable period at which time the Applicable Margin shall be adjusted as otherwise provided herein.  In the event that at any time after the end of any calendar month the Monthly Average Excess Availability for such calendar month used for the determination of the Applicable Margin was greater than the actual amount of the Monthly Average Excess Availability for such calendar month as a result of the inaccuracy of information provided by or on behalf of Borrowers to Lender for the calculation of Excess Availability, the Applicable Margin for such prior period shall be adjusted to the applicable percentage based on such actual Monthly Average Excess Availability and any additional interest for the applicable period as a result of such recalculation shall be promptly paid to Lender.  The foregoing shall not be construed to limit the rights of Lender with respect to the amount of interest payable after a Default or Event of Default whether based on such recalculated percentage or otherwise.

1.8           “Asset Purchase Agreement” shall mean the Asset Purchase Agreement, dated December 2, 2008, between Farmer and Sellers, as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

1.9           “Bank Products” shall mean any one or more of the following types or services or facilities provided to any Borrower or any Guarantor by Lender or any Affiliate of Lender: (a) credit cards, procurement cards, debit cards or stored value cards or the processing of credit card sales or receipts, (b) cash management or related services, including (i) the automated clearinghouse transfer of funds for the account of any Borrower or any Guarantor pursuant to agreement or overdraft for any accounts of any Borrower or any Guarantor maintained at Lender or any Affiliate of Lender, and (ii) controlled disbursement services and (c) Hedge Agreements if and to the extent permitted hereunder.

1.10         “Borrowers” shall mean, collectively, the following (together with their respective successors and assigns):  (a) Farmer Bros. Co., a Delaware corporation; (b) Coffee Bean International, Inc., an Oregon corporation; and (c) any other Person that at any time after the date hereof becomes a Borrower; each sometimes being referred to herein individually as a “Borrower”.

1.11         “Borrowing Base” shall mean, at any time, the amount equal to:

(a)           the amount equal to: (i) eighty-five (85%) percent of the Eligible Accounts, plus (ii) the lesser of (A) the Inventory Loan Limit or (B) the sum of  (1) the lesser of sixty-five (65%) percent multiplied by the Value of the Eligible Inventory consisting of finished goods or eighty-five (85%) percent of the Net Recovery Percentage multiplied by the Value of such Eligible Inventory and (2) the lesser of sixty-five (65%) percent multiplied by the Value of the Eligible Inventory consisting of raw materials or eighty-five (85%) percent of the Net Recovery Percentage multiplied by the Value of such Eligible Inventory, minus

(b)           Reserves.

For purposes only of applying the Inventory Loan Limit, Lender may treat the then undrawn amounts of outstanding Letters of Credit for the purpose of purchasing Eligible Inventory as Revolving Loans to the extent Lender is in effect basing the issuance of the Letter of Credit on the Value of the Eligible Inventory being purchased with such Letter of Credit.  In determining the actual amounts of such Letter of Credit to be so treated for purposes of the sublimit, the outstanding Revolving Loans and Reserves shall be attributed first to any components of the lending formulas set forth above that are not subject to such sublimit, before being attributed to the components of the lending formulas subject to such sublimit.  The amounts of Eligible

Inventory of any Borrower shall, at Lender’s option, be determined based on the lesser of the amount of Inventory set forth in the general ledger of such Borrower or the perpetual inventory record maintained by such Borrower.

1.12         “Borrowing Base Certificate” shall mean a certificate by the chief financial officer, vice president of finance, treasurer or controller of Administrative Borrower, substantially in the form of Exhibit A (or another form reasonably acceptable to Lender) setting forth the calculation of the Borrowing Base, including a calculation of each component thereof, all in such detail as shall be reasonably satisfactory to Lender.  All calculations of the Borrowing Base in connection with the preparation of any Borrowing Base Certificate shall originally be made by Borrowers and certified to Lender; provided, that, Lender shall have the right to review and adjust any such calculation to the extent that Lender determines that such calculation is not in accordance with this Agreement.

1.13         “Business Day” shall mean any day other than a Saturday, Sunday, or other day on which commercial banks are authorized or required to close under the laws of the State of California or the State of North Carolina, and a day on which Lender is open for the transaction of business, except that if a determination of a Business Day shall relate to any Eurodollar Rate Loans, the term Business Day shall also exclude any day on which banks are closed for dealings in dollar deposits in the London interbank market or other applicable Eurodollar Rate market.

1.14         “Capital Expenditures” shall mean with respect to any Person for any period the aggregate of all expenditures by such Person and its Subsidiaries made during such period that in accordance with GAAP are or should be included in “property, plant and equipment” or in a similar fixed asset account on its balance sheet, whether such expenditures are paid in cash or financed and including all obligations under Capital Leases paid or payable during such period.  Notwithstanding the foregoing Capital Expenditures shall not include, without duplication, (a) consideration paid for assets purchased as part of the Acquisition, (b) expenditures for assets made in connection with the replacement, substitution, restoration or repair of assets to the extent (i) financed with insurance proceeds paid on account of the loss of or damage to the assets being replaced, repaired, restored or substituted therefor, (ii) expressly permitted to be so applied in accordance with this Agreement, and (c) expenditures to the extent paid for with the proceeds of any disposition permitted under this Agreement consisting of a sale of like Equipment or like Real Property.

1.15         “Capital Leases” shall mean, as applied to any Person, any lease of (or any agreement conveying the right to use) any property (whether real, personal or mixed) by such Person as lessee which in accordance with GAAP, is required to be reflected as a liability on the balance sheet of such Person.

1.16         “Capital Stock” shall mean, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person’s capital stock or partnership, limited liability company or other equity interests at any time outstanding, and any and all rights, warrants or options exchangeable for or convertible into such capital stock or other interests (but excluding any debt security that is exchangeable for or convertible into such capital stock).

1.17         “Cash Dominion Event” shall mean (a) an Event of Default exists or has occurred and is continuing, or (b) Excess Availability has been less than $10,000,000 for three (3) or more consecutive Business Days, or (c) Excess Availability is less than $5,000,000 on any day, or (d) a Liquidity Trigger Event has occurred.

1.18         “Cash Equivalents” shall mean, at any time, (a) any evidence of Indebtedness with a maturity date of ninety (90) days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof; provided, that, the full faith and credit of the United States of America is pledged in support thereof; (b) certificates of deposit or bankers’ acceptances with a maturity of ninety (90) days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $1,000,000,000; (c) commercial paper (including variable rate demand notes) with a maturity of ninety (90) days or less issued by a corporation (except an Affiliate of any Borrower or Guarantor) organized under the laws of any State of the United States of America or the District of Columbia and rated at least A-1 by Standard & Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc. or at least P-1 by Moody’s Investors Service, Inc.; (d) repurchase obligations with a term of not more than thirty (30) days for underlying securities of the types described in clause (a) above entered into with any financial institution having combined capital and surplus and undivided profits of not less than $1,000,000,000; (e) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States of America or issued by any governmental agency thereof and backed by the full faith and credit of the United States of America, in each case maturing within ninety (90) days or less from the date of acquisition; provided, that, the terms of such agreements comply with the guidelines set forth in the Federal Financial Agreements of Depository Institutions with Securities Dealers and Others, as adopted by the Comptroller of the Currency on October 31, 1985; and (f) investments in money market funds and mutual funds which invest substantially all of their assets in securities of the types described in clauses (a) through (e) above.

1.19         “Cash Investment Accounts” shall mean, collectively, deposit or investment accounts (other than Cash Management Accounts and Concentration Accounts) as may be established and maintained from time to time by Parent with Lender containing solely cash and Cash Equivalents.

1.20         “Cash Management Accounts” shall have the meaning set forth in Section 6.3(a).

1.21         “Change of Control” shall mean (a) the transfer (in one transaction or a series of transactions) of all or substantially all of the assets of any Borrower or Guarantor to any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act), other than as permitted in Section 9.7 hereof; (b) the liquidation or dissolution of any Borrower or Guarantor or the adoption of a plan by the stockholders of any Borrower or Guarantor relating to the dissolution or liquidation of such Borrower or Guarantor, other than as permitted in Section 9.7 hereof; (c) the acquisition by any Person or group (as such term is used in Section 13(d)(3) of the Exchange Act), except for one or more Permitted Holders, of beneficial ownership, directly or indirectly, of more than fifty (50%) percent of the voting power of the total outstanding Voting Stock of Parent; (d) during any period of two (2) consecutive years, individuals who at the beginning of such period constituted the Board of Directors of Parent (together with any new directors who have been appointed by any Permitted Holder, or whose nomination for election by the stockholders of Parent was approved by a vote of at least sixty-six and two-thirds (66 2/3%) percent of the nominating committee members who were either nominating committee members at the beginning of such period or whose election or nomination for election or direction was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Parent then still in office; or (e) the failure of Parent to own directly or indirectly one hundred (100%) percent of the voting power of the total outstanding Voting Stock of any other Borrower or Guarantor.

1.22         “Code” shall mean the Internal Revenue Code of 1986, as the same now exists or may from time to time hereafter be amended, modified, recodified or supplemented, together with all rules, regulations and interpretations thereunder or related thereto.

1.23         “Coffee Brewing Equipment” shall mean brewed and liquid coffee equipment, including coffee brewers and grinders, cocoa and cappuccino dispensing machines, and similar machines, and all spare parts relating to any of the foregoing.

1.24         “Collateral” shall have the meaning set forth in Section 5 hereof.

1.25         “Collateral Access Agreement” shall mean an agreement in writing, in form and substance reasonably satisfactory to Lender, from any lessor of premises to any Borrower or Guarantor, or any other person to whom any Collateral is consigned or who has custody, control or possession of any such Collateral or is otherwise the owner or operator of any premises on which any of such Collateral is located, in favor of Lender with respect to the Collateral at such premises or otherwise in the custody, control or possession of such lessor, consignee or other person.

1.26         “Concentration Accounts” shall mean, collectively, the deposit accounts of Borrowers identified on Schedule 8.10 of the Information Certificate as the concentration accounts and such other accounts as may be established after the date of this Agreement in accordance with the terms hereof used to receive funds from the Cash Management Accounts; sometimes being referred to herein individually as a “Concentration Account”.

1.27         “Consolidated Net Income” shall mean, with respect to any Person for any period, the aggregate of the net income (loss) of such Person and its Subsidiaries, on a consolidated basis, for such period, all as determined in accordance with GAAP; provided, that,

(a)           the net income of any Person that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid or payable to such Person or a Subsidiary of such Person;

(b)           except to the extent included pursuant to the foregoing clause, the net income of any Person accrued prior to the date it becomes a Subsidiary of such Person or is merged into or consolidated with such Person or any of its Subsidiaries or that Person’s assets are acquired by such Person or by any of its Subsidiaries shall be excluded;

(c)           the net income (if positive) of any wholly-owned Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such wholly-owned Subsidiary to such Person or to any other wholly-owned Subsidiary of such Person is not at the date of determination permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such wholly-owned Subsidiary shall be excluded.

For the purposes of this definition, net income excludes any gain and non-cash loss together with any related Provision for Taxes for such gain and non-cash loss realized upon the sale or other disposition of any assets that are not sold in the ordinary course of business or of any Capital Stock of such Person or a Subsidiary of such Person, and any net income or non-cash loss realized as a result of changes in accounting principles or the application thereof to such Person and any net income or non-cash loss realized as the result of the extinguishment of debt.

1.28         “Credit Facility” shall mean the Loans and Letters of Credit provided to or for the benefit of any Borrower pursuant to Sections 2.1 and 2.2 hereof.

1.29         “Default” shall mean an act, condition or event which with notice or passage of time or both would constitute an Event of Default.

1.30         “Deposit Account Control Agreement” shall mean an agreement in writing, in form and substance reasonably satisfactory to Lender, by and among Lender, the Borrower or Guarantor with a deposit account at any bank and the bank at which such deposit account is at any time maintained which provides that such bank will comply with instructions originated by Lender directing disposition of the funds in the deposit account without further consent by such Borrower or Guarantor and has such other terms and conditions as Lender may reasonably  require.

1.31         “EBITDA” shall mean, as to any Person, with respect to any period, an amount equal to (a) the Consolidated Net Income of such Person and its Subsidiaries for such period determined in accordance with GAAP, plus (b) each of the following, in each case to the extent deducted in the calculation of such Consolidated Net Income for such period: (i) depreciation and amortization (including, but not limited to, imputed interest and deferred compensation) of such Person and its Subsidiaries for such period, all in accordance with GAAP, plus (ii) the Interest Expense of such Person and its Subsidiaries for such period, plus (iii) Provision for

Taxes for such period.

1.32         “Eligible Accounts” shall mean Accounts created by a Borrower that in each case satisfy the criteria set forth below as determined by Lender.

(a)           In general, Accounts shall be Eligible Accounts if:

(i)  such Accounts arise from the actual and bona fide sale and delivery of goods by such Borrower in the ordinary course of its business which transactions are completed in accordance with the terms and provisions contained in any documents related thereto;

(ii)  such Accounts are not unpaid more than ninety (90) days after the date of the original invoice for them or more than sixty (60) days after the original due date for them;

(iii)  such Accounts comply with the terms and conditions contained in Section 7.2(b) of this Agreement;

(iv)  such Accounts do not arise from sales on consignment, guaranteed sale, sale and return, sale on approval, or other terms under which payment by the account debtor may be conditional or contingent;

(v)  the chief executive office of the account debtor with respect to such Accounts is located in the United States of America or Canada (provided, that, at any time promptly upon Lender’s request, such Borrower shall execute and deliver, or cause to be executed and delivered, such other agreements, documents and instruments as may be reasonably required by Lender to perfect the security interests of Lender in those Accounts of an account debtor with its chief executive office or principal place of business in Canada in accordance with the applicable laws of the Province of Canada in which such chief executive office or principal place of business is located and take or cause to be taken such other and further actions as Lender may reasonably request to enable Lender as secured party with respect thereto to collect such Accounts under the applicable Federal or Provincial laws of Canada) or, at Lender’s option, if the chief executive office and principal place of business of the account debtor with respect to such Accounts is located other than in the United States of America or Canada, then if either:  (A) the account debtor has delivered to such Borrower an irrevocable letter of credit issued or confirmed by a bank reasonably satisfactory to Lender and payable only in the United States of America and in U.S. dollars, sufficient to cover such Account, in form and substance reasonably satisfactory to Lender and if reasonably required by Lender, the original of such letter of credit has been delivered to Lender or Lender’s agent and the issuer thereof, and such Borrower has complied with the terms of Section 5.2(f) hereof with respect to the assignment of the proceeds of such letter of credit to Lender or naming Lender as transferee beneficiary thereunder, as Lender may specify, or (B) such Account is subject to credit insurance payable to Lender issued by an insurer and on terms and in an amount reasonably acceptable to Lender, or (C) such

Account is otherwise acceptable in all respects to Lender (subject to such lending formula with respect thereto as Lender may reasonably determine);

(vi)  such Accounts do not consist of progress billings (such that the obligation of the account debtors with respect to such Accounts is conditioned upon such Borrower’s satisfactory completion of any further performance under the agreement giving rise thereto), bill and hold invoices or retainage invoices, except as to bill and hold invoices, if Lender shall have received an agreement in writing from the account debtor, in form and substance reasonably satisfactory to Lender, confirming the unconditional obligation of the account debtor to take the goods related thereto and pay such invoice;

(vii)  the account debtor with respect to such Accounts has not asserted a counterclaim, defense or dispute and is not owed or does not claim to be owed any amounts that may give rise to any right of setoff or recoupment against such Accounts (but the portion of the Accounts of such account debtor in excess of the amount at any time and from time to time owed by such Borrower to such account debtor or claimed owed by such account debtor may be deemed Eligible Accounts);

(viii)  there are no facts, events or occurrences which would impair the validity, enforceability or collectability of such Accounts or reduce the amount payable or delay payment thereunder;

(ix)  such Accounts are subject to the first priority, valid and perfected security interest of Lender and any goods giving rise thereto are not, and were not at the time of the sale thereof, subject to any liens except those permitted in this Agreement that are subject to an intercreditor agreement in form and substance satisfactory to Lender between the holder of such security interest or lien and Lender;

(x)  neither the account debtor nor any officer or employee of the account debtor with respect to such Accounts is an officer, employee, agent or other Affiliate of any Borrower or Guarantor;

(xi)  the account debtors with respect to such Accounts are not any foreign government, the United States of America, any State, political subdivision, department, agency or instrumentality thereof, unless, if the account debtor is the United States of America, any State, political subdivision, department, agency or instrumentality thereof, upon Lender’s request, the Federal Assignment of Claims Act of 1940, as amended or any similar State or local law, if applicable, has been complied with in a manner reasonably satisfactory to Lender;

(xii)  there are no proceedings or actions which are threatened or pending against the account debtors with respect to such Accounts which might result in any material adverse change in any such account debtor’s financial condition (including, without limitation, any bankruptcy, dissolution, liquidation, reorganization or similar proceeding);

(xiii)  the aggregate amount of such Accounts owing by a single account debtor do not constitute more than twenty (20%) percent of the aggregate amount of all otherwise Eligible Accounts (but the portion of the Accounts not in excess of the applicable percentages may be deemed Eligible Accounts);

(xiv)  such Accounts are not owed by an account debtor who has Accounts unpaid more than ninety (90) days after the original invoice date for them or more than sixty (60) days after the original due date for them which constitute more than fifty (50%) percent of the total Accounts of such account debtor;

(xv)  the account debtor is not located in a state requiring the filing of a Notice of Business Activities Report or similar report in order to permit such Borrower to seek judicial enforcement in such State of payment of such Account, unless such Borrower has qualified to do business in such state or has filed a Notice of Business Activities Report or equivalent report for the then current year or such failure to file and inability to seek judicial enforcement is capable of being remedied without any material delay or material cost;

(xvi)  such Accounts are owed by account debtors whose total indebtedness to such Borrower does not exceed the credit limit with respect to such account debtors as determined by such Borrower from time to time, to the extent such credit limit as to any account debtor is established consistent with the current practices of such Borrower as of the date hereof and such credit limit is acceptable to Lender (but the portion of the Accounts not in excess of such credit limit may be deemed Eligible Accounts); and

(xvii)  such Accounts do not arise from servicing coffee equipment or from rentals or sales of coffee equipment to any account debtor;

(xviii)  such Accounts are not owed by a Seller or any Affiliate of any Seller;

(xix)  such Accounts are not Sara Lee DSD Business Accounts until such time as the conditions set forth in clause (b) of this definition below are satisfied;

(xx)  such Accounts are owed by account debtors deemed creditworthy at all times by Lender in good faith.

(b)          Sara Lee DSD Business Accounts shall not be deemed Eligible Accounts until such time as (i) Lender shall have completed a field examination with respect to the Collateral, including the Purchased Assets, in accordance with Lender’s customary procedures and practices, including as required by the nature and circumstances of the business of the Sara Lee DSD Business, the scope and results of which shall be satisfactory to Lender, and (ii) the criteria for Eligible Accounts set forth in this Agreement are satisfied with respect thereto in accordance with this Agreement (or such other or additional criteria as Lender may, at its option, establish with respect thereto in accordance with clause (c) below and subject to such Reserves as Lender may establish in connection with the Sara Lee DSD Business Accounts); provided, that, in any event such Sara Lee DSD Business Accounts shall not in any event be Eligible Accounts prior to the six (6) month anniversary of the date of this Agreement.

(c)           The criteria for Eligible Accounts set forth above may only be changed and any new criteria for Eligible Accounts may only be established by Lender in good faith based on either:  (i) an event, condition or other circumstance arising after the date hereof, or (ii) an event, condition or other circumstance existing on the date hereof to the extent Lender has no written notice thereof from a Borrower prior to the date hereof, in either case under clause (i) or (ii) which adversely affects or could reasonably be expected to adversely affect the Accounts in the good faith determination of Lender.  Any Accounts that are not Eligible Accounts shall nevertheless be part of the Collateral.

1.33         “Eligible Domestic In-Transit Inventory” shall mean Inventory (other than Eligible Route Sales Inventory) that would otherwise be Eligible Inventory (other than for its location) that has been shipped from (a) any manufacturing facility or distribution center of any Borrower or Guarantor within the United States of America for receipt at a branch location of any Borrower or Guarantor within the United States of America and permitted hereunder, (b) any branch location of any Borrower or Guarantor within the United States of America for receipt at another branch location of any Borrower or Guarantor within the United States of America and permitted hereunder, or (c) any supplier of any Borrower or Guarantor on a vehicle of any Borrower or Guarantor for receipt at a manufacturing facility or distribution center of any Borrower or Guarantor within the United States of America and permitted hereunder, in each case within five (5) days of shipment, but in any case, which has not yet been received at such manufacturing facility or distribution center and which is insured in accordance with the terms of this Agreement; provided, that, the aggregate amount of Inventory constituting Eligible Domestic In-Transit Inventory for purposes of the calculation of the Borrowing Base at any time will not exceed $3,000,000.

1.34         “Eligible Inventory” shall mean, as to each Borrower, Inventory of such Borrower consisting of finished goods held for resale in the ordinary course of the business of such Borrower and raw materials for such finished goods, that in each case satisfy the criteria set forth below as determined by Lender.  In general, Eligible Inventory shall not include: (a) work-in-process; (b) components which are not part of finished goods; (c) spare parts for equipment; (d) packaging and shipping materials; (e) supplies used or consumed in such Borrower’s business; (f) any Inventory that is not located at premises owned or leased and controlled by any Borrower, except (i) for Eligible Domestic In-Transit Inventory, (ii) for Eligible Route Sales Inventory and (iii) Inventory which would otherwise be deemed Eligible Inventory that is not located at premises owned and operated by such Borrower may nevertheless be considered Eligible Inventory: (A) as to locations which are leased by any Borrower, if Lender shall have received a Collateral Access Agreement from the owner and lessor of such location, duly authorized, executed and delivered by such owner and lessor, or if Lender shall not have received such Collateral Access Agreement (or Lender shall determine to accept a Collateral Access

Agreement that does not include all required provisions or provisions in the form otherwise required by Lender), Lender may, at its option, nevertheless consider Inventory at such location to be Eligible Inventory to the extent Lender shall have established such Reserves in respect of amounts at any time payable by such Borrower to the owner and lessor thereof as Lender shall determine in good faith; provided, that, Inventory located in any manufacturing plant, distribution center or warehouse (other than any branch warehouse) leased by any Borrower or Guarantor with respect to which Lender has not obtained a Collateral Access Agreement within thirty (30) days after the date hereof shall not be Eligible Inventory, (B) as to locations owned and operated by a third person, (1) if Lender shall have received a Collateral Access Agreement from such owner and operator with respect to such location, duly authorized, executed and delivered by such owner and operator or if Lender shall not have received such Collateral Access Agreement (or Lender shall determine to accept a Collateral Access Agreement that does not include all required provisions or provisions in the form otherwise required by Lender), Lender may, at its option, nevertheless consider Inventory at such location to be Eligible Inventory to the extent Lender shall have established such Reserves in respect of amounts at any time payable by such Borrower to the owner and operator thereof as Lender shall determine, and (2) in addition, if required by Lender, if Lender shall have received: (x) UCC financing statements between the owner and operator, as consignee or bailee and such Borrower, as consignor or bailor, in form and substance satisfactory to Lender, which are duly assigned to Lender and (y) a written notice to any lender to the owner and operator of the first priority security interest in such Inventory of Lender; (g) Inventory subject to a security interest or lien in favor of any Person other than Lender except those permitted in this Agreement that are subject to an intercreditor agreement in form and substance satisfactory to Lender between the holder of such security interest or lien and Lender; (h) bill and hold goods; (i) unserviceable, obsolete or slow moving Inventory; (j) Inventory that is not subject to the first priority, valid and perfected security interest of Lender; (k) returned Inventory which is not held for sale in the ordinary course of business, or damaged and/or defective Inventory; (l) Inventory purchased or sold on consignment; (m) Inventory located outside the United States of America, (n) any Inventory that contains or bears any intellectual property rights licensed to such Borrower unless Lender is satisfied that it may sell or otherwise dispose of such Inventory without (i) infringing the rights of such licensor, (ii) violating any contract with such licensor, or (iii) incurring any liability with respect to payment of royalties other than royalties incurred pursuant to sale of such Inventory under the current licensing agreement, (o) Inventory located at any owned or leased locations of any Borrower at which Inventory with a net book value of less than $100,000 is stored, (p) Inventory of such Borrower associated with “Brewmatic” division, (q) any Inventory consisting of equipment, including Coffee Brewing Equipment, and (r) any Inventory that has not been subject to at least one periodic cycle count or wall to wall counts during the previous fiscal year.  The criteria for Eligible Inventory set forth above may only be changed and any new criteria for Eligible Inventory may only be established by Lender in good faith based on either: (i) an event, condition or other circumstance arising after the date hereof, or (ii) an event, condition or other circumstance existing on the date hereof to the extent Lender has no written notice thereof from a Borrower prior to the date hereof, in either case under clause (i) or (ii) which adversely affects or could reasonably be expected to adversely affect the Inventory in the good faith determination of Lender.  Any Inventory that is not Eligible Inventory shall nevertheless be part of the Collateral.  Notwithstanding the foregoing, no portion of the Inventory acquired in connection with the Acquisition shall be Eligible Inventory until Lender shall have completed a field examination with respect to such Inventory in accordance with Lender’s customary procedures and practices and as otherwise reasonably required, and the criteria for Eligible Inventory set forth herein are satisfied with respect thereto in accordance with this Agreement (or such other or additional criteria as Lender may, at its option, reasonably establish with respect thereto in accordance with this Agreement and subject to such Reserves as Lender may reasonably establish in connection therewith).

1.35         “Eligible Route Sales Inventory” shall mean Inventory (other than Eligible Domestic In-Transit Inventory) that would otherwise be Eligible Inventory (other than for its location) that has been shipped from a branch location of any Borrower or Guarantor within the United States of America and is located on vehicles making route sales in the ordinary course of business; provided, that, the aggregate amount of Inventory constituting Eligible Route Sales Inventory for purposes of the calculation of the Borrowing Base at any time will not exceed $5,000,000.

1.36         “Environmental Laws” shall mean all foreign, Federal, State and local laws (including common law), legislation, rules, codes, licenses, permits (including any conditions imposed therein), authorizations, judicial or administrative decisions, injunctions or agreements between any Borrower or Guarantor and any Governmental Authority, (a) relating to pollution and the protection, preservation or restoration of the environment (including air, water vapor, surface water, ground water, drinking water, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, (b) relating to the exposure to, or the use, storage, recycling, treatment, generation, manufacture, processing, distribution, transportation, handling, labeling, production, release or disposal, or threatened release, of Hazardous Materials, or (c) relating to all laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.  The term “Environmental Laws” includes (i) the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Federal Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Water Act, the Federal Clean Air Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Federal Safe Drinking Water Act of 1974, (ii) applicable state counterparts to such laws and (iii) any common law or equitable doctrine that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Materials.

1.37         “Equipment” shall mean, as to each Borrower and Guarantor, all of such Borrower’s and Guarantor’s now owned and hereafter acquired equipment, wherever located,

including machinery, data processing and computer equipment (whether owned or licensed and including embedded software), vehicles, tools, furniture, fixtures, all attachments, accessions and property now or hereafter affixed thereto or used in connection therewith, and substitutions and replacements thereof, wherever located.

1.38                           “ERISA” shall mean the Employee Retirement Income Security Act of 1974, together with all rules, regulations and interpretations thereunder or related thereto.

1.39                           “ERISA Affiliate” shall mean any person required to be aggregated with any Borrower, any Guarantor or any of its or their respective Subsidiaries under Sections 414(b), 414(c), 414(m) or 414(o) of the Code.

1.40                           “ERISA Event” shall mean (a) any “reportable event”, as defined in Section 4043(c) of ERISA or the regulations issued thereunder, with respect to a Pension Plan, other than events as to which the requirement of notice has been waived in regulations by the Pension Benefit Guaranty Corporation; (b) the adoption of any amendment to a Pension Plan that would require the provision of security pursuant to Section 401(a)(29) of the Code or Section 307 of ERISA; (c) a complete or partial withdrawal by any Borrower, Guarantor or any ERISA Affiliate from a Multiemployer Plan or a cessation of operations which is treated as such a withdrawal or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Pension Plan amendment as a termination under Section 4041 or 4041A of ERISA, or the commencement of proceedings by the Pension Benefit Guaranty Corporation to terminate a Pension Plan; (e) an event or condition which could reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (f) the imposition of any liability under Title IV of ERISA, other than the Pension Benefit Guaranty Corporation premiums due but not delinquent under Section 4007 of ERISA, upon any Borrower, Guarantor or any ERISA Affiliate in excess of $250,000 and (g) any other event or condition with respect to a Plan including any Pension Plan subject to Title IV of ERISA maintained, or contributed to, by any ERISA Affiliate that could reasonably be expected to result in liability of any Borrower in excess of $250,000.

1.41                           “ESOP” shall mean Farmer Bros. Co. Amended and Restated Employee Stock Ownership Plan, effective January 1, 2000, as the same now exists and may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

1.42                           “ESOP Documents” shall mean, collectively, the ESOP, the ESOT Trust Agreement and all other agreements, documents and instruments executed and/or delivered in connection with any of the foregoing, as each of the foregoing now exists and may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

1.43                           “ESOP Indebtedness” shall mean the Indebtedness owing by the ESOP to Parent pursuant to the ESOP Loan Documents and all interest, fees, reimbursement obligations, expenses, indemnification and other obligations with respect thereto.

1.44                           “ESOP Loan Agreements” shall mean the (a) ESOP Loan Agreement, dated as of March 28, 2000, between Parent, as lender and the ESOT and (b) ESOP Loan Agreement No. 2, dated as of July 21, 2003, between Parent, as lender, and the ESOT, in each case as the same now exists and may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

1.45                           “ESOP Loan Documents” shall mean, collectively, the ESOP Loan Agreements, the ESOP Notes and all other agreements, documents and instruments executed and/or delivered in connection with any of the foregoing, as each of the foregoing now exists and may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced

1.46                           “ESOP Notes” means the (a) Promissory Note, dated March 28, 2000 and (b) Promissory Note, dated July 21, 2003, in each case payable by the ESOT to Parent, as the same now exists and may hereafter be amended, modified, supplemented, executed, renewed, restated or replaced.

1.47                           “ESOP Shares” shall mean Company Stock, as defined in the ESOP as in effect on the date of this Agreement.

1.48                           “ESOT” shall mean Farmer Bros. Co. Employee Stock Ownership Benefit Trust, created by Borrower pursuant to the ESOT Trust Agreement to implement the ESOP, as the same now exists and may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

1.49                           “ESOT Trust Agreement” shall mean the Farmer Bros. Co. Employee Stock Ownership Trust Agreement, dated September 28, 2005, between Parent and the ESOT Trustee, as the same now exists and may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

1.50                           “ESOT Trustee” shall mean Greatbanc Trust Company and any successors in such capacity.

1.51                           “Eurodollar Rate Loans” shall mean any Loans or portion thereof on which interest is payable based on the Adjusted Eurodollar Rate in accordance with the terms hereof.

1.52                           “Event of Default” shall mean the occurrence or existence of any event or condition described in Section 10.1 hereof.

1.53                           “Excess Availability” shall mean the amount, as determined by Lender, calculated at any date of determination in accordance with the terms hereof, equal to: (a) the lesser of:  (i)  the Borrowing Base and (ii) the Maximum Credit (in each case under (i) or (ii) after giving effect to any Reserves other than any Reserves in respect of Letter of Credit Obligations), minus (b) the sum of:  (i) the amount of all then outstanding and unpaid Obligations (but not including for this purpose Obligations of a Borrower arising pursuant to any guarantees in favor of Lender of the

Obligations of the other Borrowers or any outstanding Letter of Credit Obligations), plus (ii) the amount of all Reserves then established in respect of Letter of Credit Obligations, plus (iii) the aggregate amount of all then outstanding and unpaid trade payables and other obligations of such Borrower which are outstanding more than thirty (30) days past due as of the end of the immediately preceding month (other than trade payables or other obligations being contested or disputed by such Borrower in good faith), plus (iv) without duplication, the amount of checks issued by such Borrower to pay trade payables and other obligations which are more than thirty (30) days past due as of the end of the immediately preceding month (other than trade payables or other obligations being contested or disputed by such Borrower in good faith), but not yet sent.

1.54                   “Exchange Act” shall mean the Securities Exchange Act of 1934, together with all rules, regulations and interpretations thereunder or related thereto.

1.55                   “Excluded Property” shall mean:

(a)                                  motor vehicles subject to certificates of title in accordance with applicable State law;

(b)                               Real Property owned by Borrowers and Guarantors on the date hereof; and.

(c)                                any rights or interests in any contract, lease, permit, license, charter or license agreement covering real or personal property, as such, if under the terms of such contract, lease, permit, license, charter or license agreement, or applicable law with respect thereto, the valid grant of a security interest or lien therein to Lender is prohibited and such prohibition has not been or is not waived or the consent of the other party to such contract, lease, permit, license, charter or license agreement has not been or is not otherwise obtained or under applicable law such prohibition cannot be waived; provided, that, the foregoing exclusion shall in no way be construed (i) to apply if any such prohibition is unenforceable under Sections 9-406, 9-407 or 9-408 of the UCC or other applicable law or (ii) so as to limit, impair or otherwise affect Lender’s unconditional continuing security interests in and liens upon any rights or interests of a Borrower in or to monies due or to become due under any such contract, lease, permit, license, charter or license agreement (including any Receivables).

1.56                           “Existing Letter of Credit” shall mean the letter of credit issued for the account of Parent listed on Schedule 1.56 hereto, as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

1.57                           “Fee Letter” shall mean the letter agreement, dated of even date herewith, by and between Borrowers and Lender, setting forth certain fees payable by Borrowers to Lender, as the same now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

1.58                           “Financing Agreements” shall mean, collectively, this Agreement and all notes,

guarantees, security agreements, deposit account control agreements, investment property control agreements, intercreditor agreements and all other agreements, documents and instruments now or at any time hereafter executed and/or delivered by any Borrower or Guarantor in connection with this Agreement; provided, that, in no event shall the term Financing Agreements be deemed to include any Hedge Agreement.

1.59                           “Fixed Charge Coverage Ratio” shall mean, as to any Person, with respect to any period, the ratio of (a) the amount equal to the Adjusted EBITDA of such Person and its Subsidiaries, on a consolidated basis, for such period, to (b) Fixed Charges of such Person and its Subsidiaries, on a consolidated basis, for such period.

1.60                           “Fixed Charges” shall mean, as to any Person and its Subsidiaries, on a consolidated basis, with respect to any period, the sum of, without duplication, (a) all Interest Expense paid in cash, plus (b) all principal payments of Indebtedness for borrowed money, and payments of Indebtedness for the deferred purchase price of any property or services (including, without limitation, any indemnification, adjustment of purchase price, earn-outs or other similar obligations incurred in connection with the Acquisition or any acquisition or sale or other disposition of assets) and Capital Leases (and without duplication of items (a) and (b) of this definition, the interest component with respect to Indebtedness under Capital Leases), plus (c) the amount of Capital Expenditures of such Person and its Subsidiaries during such period to the extent not financed by Indebtedness permitted hereunder for such purpose, plus (d) all taxes paid (less all tax refunds received) by such person and its Subsidiaries in cash during such period, plus (e) all dividends, distributions, repurchases and redemptions in respect of Capital Stock paid by such Person and its Subsidiaries during such period in cash.

1.61                           “Funding Bank” shall have the meaning given to such term in Section 3.5 hereof.

1.62                           “GAAP” shall mean generally accepted accounting principles in the United States of America as in effect from time to time as set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board which are applicable to the circumstances as of the date of determination consistently applied, except that, for purposes of Sections 9.18 and 9.19 hereof, GAAP shall be determined on the basis of such principles in effect on the date hereof and consistent with those used in the preparation of the most recent audited financial statements delivered to Lender prior to the date hereof.

1.63                           “Governmental Authority” shall mean any nation or government, any state, province, or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

1.64                           “Guarantors” shall mean, collectively, the following (together with their respective successors and assigns):  (a) Coffee Bean Holding Co., Inc., a Delaware corporation; (b) FBC Finance Company, a California corporation; (c) SL Realty, LLC, a Delaware limited liability company; and (d) any other Person that at any time after the date hereof becomes party to a guarantee in favor of Lender or otherwise liable on or with respect to the Obligations or who is the owner of any property which is security for the Obligations (other than Borrowers); each sometimes being referred to herein individually as a “Guarantor”.

1.65                           “Hazardous Materials” shall mean any hazardous, toxic or dangerous substances, materials and wastes, including hydrocarbons (including naturally occurring or man-made petroleum and hydrocarbons), flammable explosives, asbestos, urea formaldehyde insulation, radioactive materials, biological substances, polychlorinated biphenyls, pesticides, herbicides and any other kind and/or type of pollutants or contaminants (including materials which include hazardous constituents), sewage, sludge, industrial slag, solvents and/or any other similar substances, materials, or wastes and including any other substances, materials or wastes that are or become regulated under any Environmental Law (including any that are or become classified as hazardous or toxic under any Environmental Law).

1.66                           “Hedge Agreement” shall mean an agreement between Borrower and Lender or any Affiliate of Lender that is a swap agreement as such term is defined in 11 U.S.C. Section 101, and including any rate swap agreement, basis swap, forward rate agreement, commodity swap, interest rate option, forward foreign exchange agreement, spot foreign exchange agreement, rate cap agreement rate, floor agreement, rate collar agreement, currency swap agreement, cross-currency rate swap agreement, currency option, any other similar agreement (including any option to enter into any of the foregoing or a master agreement for any the foregoing together with all supplements thereto) for the purpose of protecting against or managing exposure to fluctuations in interest or exchange rates, currency valuations or commodity prices; sometimes being collectively referred to herein as “Hedge Agreements”.

1.67                           “Inactive Subsidiary” shall mean Sierra Herb Company, Inc., a California corporation.

1.68                           “Indebtedness” shall mean, with respect to any Person, any liability, whether or not contingent, (a) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof) or evidenced by bonds, notes, debentures or similar instruments; (b) representing the balance deferred and unpaid of the purchase price of property or services purchased by such Person which are due six (6) months or more from the date after such property is acquired or such services are completed, and including, without limitation, customary indemnification, adjustment of purchase price or similar obligations, earn-outs or other similar obligations, in each case, incurred in connection with the Acquisition, any acquisition permitted under Section 9.10(i) of this Agreement (but excluding trade debt and accrued expenses incurred in the ordinary course of business on normal trade terms and not overdue by more than ninety (90) days) which would appear as liabilities on a balance sheet of such Person in accordance with GAAP, (c) all obligations as lessee under leases which have been, or should be, in accordance with GAAP recorded as Capital Leases; (d) any contractual obligation, contingent or otherwise, of such Person to pay or be liable for the payment of any indebtedness described in this definition of another Person, including, without limitation, any such indebtedness, directly or indirectly guaranteed, or any agreement to purchase, repurchase, or otherwise acquire such indebtedness, obligation or liability or any security therefor, or to provide funds for the payment or discharge thereof, or to maintain solvency, assets, level of income, or other financial condition; (e) all obligations with respect to redeemable stock and redemption or repurchase obligations under any Capital Stock or other equity securities issued by such Person; (f) all reimbursement obligations and other liabilities of such Person with respect to surety bonds (whether bid, performance or otherwise), letters of credit, banker’s acceptances, drafts or similar documents or instruments issued for such Person’s account; (g) all indebtedness of such Person in respect of indebtedness of another Person for borrowed money or indebtedness of another Person otherwise described in this definition which is secured by any consensual lien, security interest, collateral assignment, conditional sale, mortgage, deed of trust, or other encumbrance on any asset of such Person, whether or not such obligations, liabilities or indebtedness are assumed by or are a personal liability of such Person, all as of such time; (h) all obligations, liabilities and indebtedness of such Person (marked to market) arising under swap agreements, cap agreements and collar agreements and other agreements or arrangements designed to protect such person against fluctuations in interest rates or currency or commodity values; (i) all obligations owed by such Person under License Agreements with respect to non-refundable, advance or minimum guarantee royalty payments; (j) indebtedness of any partnership or joint venture in which such Person is a general partner or a joint venturer to the extent such Person is liable therefor as a result of such Person’s ownership interest in such entity, except to the extent that the terms of such indebtedness expressly provide that such Person is not liable therefor or such Person has no liability therefor as a matter of law and (k) the principal and interest portions of all rental obligations of such Person under any synthetic lease or similar off-balance sheet financing where such transaction is considered to be borrowed money for tax purposes but is classified as an operating lease in accordance with GAAP.

1.69                           “Information Certificate” shall mean, collectively, the Information Certificates of Borrowers and Guarantors constituting Exhibit B hereto containing material information with respect to Borrowers and Guarantors, their respective businesses and assets provided by or on behalf of Borrowers and Guarantors to Lender in connection with the preparation of this Agreement and the other Financing Agreements and the financing arrangements provided for herein.

1.70                           “Intellectual Property” shall mean, as to each Borrower and Guarantor, such Borrower’s and Guarantor’s now owned and hereafter arising or acquired:  patents, patent rights, patent applications, copyrights, works which are the subject matter of copyrights, copyright applications, copyright registrations, trademarks, servicemarks, trade names, trade styles, trademark and service mark applications, and licenses and rights to use any of the foregoing and all applications, registrations and recordings relating to any of the foregoing as may be filed in the United States Copyright Office, the United States Patent and Trademark Office or in any similar office or agency of the United States of America, any State thereof, any political subdivision thereof or in any other country or jurisdiction, together with all rights and privileges arising under applicable law with respect to any Borrower’s or Guarantor’s use of any of the foregoing; all extensions, renewals, reissues, divisions, continuations, and continuations-in-part of any of the foregoing; all rights to sue for past, present and future infringement of any of the foregoing; inventions, trade secrets, formulae, processes, compounds, drawings, designs, blueprints, surveys, reports, manuals, and operating standards; goodwill (including any goodwill associated with any trademark or servicemark, or the license of any trademark or servicemark); customer and other lists in whatever form maintained; delivery routes; trade secret rights, copyright rights, rights in works of authorship, domain names and domain name registrations; software and contract rights relating to computer software programs, in whatever form created or maintained.

1.71                           “Interest Expense” shall mean, for any period, as to any Person, as determined in accordance with GAAP, the amount equal to the total interest expense of such Person and its Subsidiaries on a consolidated basis for such period, whether paid or accrued (including the interest component of any Capital Lease for such period), and in any event, including, without limitation, (a) discounts in connection with the sale of any Accounts, (b) bank fees,  commissions, discounts and other fees and charges owed with respect to letters of credit, banker’s acceptances or similar instruments or any factoring, securitization or similar arrangements, (c) interest payable by addition to principal or in the form of property other than cash and any other interest expense not payable in cash, and (d) the costs or fees for such period associated with Hedge Agreements to the extent not otherwise included in such total interest expense (excluding breakage costs incurred in connection with the termination of Hedge Agreements on or about the date hereof, if any), provided, that, Interest Expense shall not include, to the extent treated as interest in accordance with GAAP, all non-cash amounts in connection with borrowed money (including paid-in-kind interest).

1.72                           “Interest Period” shall mean for any Eurodollar Rate Loan, a period of approximately one (1), two (2), or three (3) months duration as any Borrower (or Administrative Borrower on behalf of such Borrower) may elect, the exact duration to be determined in accordance with the customary practice in the applicable Eurodollar Rate market; provided, that, such Borrower (or Administrative Borrower on behalf of such Borrower) may not elect an Interest Period which will end after the last day of the then-current term of this Agreement.

1.73                           “Interest Rate” shall mean,

(a)                                  Subject to clause (b) of this definition below:

(i)                 as to Prime Rate Loans, a rate equal to the then Applicable Margin for Prime Rate Loans on a per annum basis plus the Prime Rate, and

(ii)              as to Eurodollar Rate Loans, a rate equal to the then Applicable Margin for Eurodollar Rate Loans on a per annum basis plus the Adjusted Eurodollar Rate.

(b)                               Notwithstanding anything to the contrary contained herein,

(i)                 Lender may, at its option, increase the Applicable Margin otherwise used to calculate the Interest Rate for Prime Rate Loans and Eurodollar Rate Loans in each case to the highest percentage set forth in the definition of the term Applicable Margin for each category of Loans (without regard to the amount of Monthly Average Excess Availability) plus two (2%) percent per annum, for the period from and after the date of the occurrence of an Event of Default but only for so long as such Event of Default is continuing; and

(ii)              Lender may, at its option, increase the Applicable Margin otherwise used to calculate the Interest Rate for Prime Rate Loans and Eurodollar Rate Loans, in each case to the highest percentage set forth in the definition of the term Applicable Margin for each category of Loans (without regard to the amount of Monthly Average Excess Availability) plus two (2%) percent per annum, on Revolving Loans at any time outstanding in the aggregate in excess of the Borrowing Base (in each case whether or not such excess(es) arise or are made with or without the knowledge or consent of Lender and whether made before or after an Event of Default).

1.74                           “Inventory” shall mean, as to each Borrower and Guarantor, all of such Borrower’s and Guarantor’s now owned and hereafter existing or acquired goods, wherever located, which (a) are leased by such Borrower or Guarantor as lessor; (b) are held by such Borrower for sale or lease or to be furnished under a contract of service; (c) are furnished by such Borrower or Guarantor under a contract of service; or (d) consist of raw materials, work in process, finished goods or materials used or consumed in its business.

1.75                           “Inventory Loan Limit” shall mean, at any time on and after the date on which the Sara Lee DSD Business Accounts have become Eligible Accounts, the amount equal to $25,000,000.

1.76                           “Investment Property Control Agreement” shall mean an agreement in writing, in form and substance reasonably satisfactory to Lender, by and among Lender, any Borrower or Guarantor (as the case may be) and any securities intermediary, commodity intermediary or other person who has custody, control or possession of any investment property of such Borrower or Guarantor acknowledging that such securities intermediary, commodity intermediary or other person has custody, control or possession of such investment property on behalf of Lender, that it will comply with entitlement orders originated by Lender with respect to such investment property, or other instructions of Lender, and has such other terms and conditions as Lender may reasonably require.

1.77                           “Lender” shall mean Wachovia Bank, National Association, a national banking association, and its successors and assigns.

1.78                           “Lender Payment Account” shall mean account no. 5000000030266 of Lender at Wachovia Bank, National Association or such other account of Lender as Lender may from time to time designate to Administrative Borrower as the Lender Payment Account for purposes of this Agreement and the other Financing Agreements.

1.79                           “Letter of Credit Documents” shall mean, with respect to any Letter of Credit, such Letter of Credit, any amendments thereto, any documents delivered in connection therewith, any application therefor, and any agreements, instruments, guarantees or other documents (whether general in application or applicable only to such Letter of Credit) governing or providing for (a) the rights and obligations of the parties concerned or at risk or (b) any collateral security for such obligations.

1.80                           “Letter of Credit Limit” shall mean $10,000,000.

1.81                           “Letter of Credit Obligations” shall mean, at any time, the sum of (a) the aggregate undrawn amount of all Letters of Credit outstanding at such time, plus (b) the aggregate amount of all drawings under Letters of Credit for which Lender has not at such time been reimbursed.

1.82                           “Letters of Credit” shall mean all letters of credit (whether documentary or stand-by and whether for the purchase of inventory, equipment or otherwise) issued by Lender for the account of any Borrower pursuant to this Agreement, and all amendments, renewals, extensions or replacements thereof.

1.83                           “License Agreements” shall have the meaning set forth in Section 8.11 hereof.

1.84                           “Liquidity Trigger Event” shall mean the determination by Lender that the sum of (a) the aggregate dollar value of the Preferred Stock Portfolio plus (b) the aggregate amount of cash and Cash Equivalents in the Cash Investment Accounts, is less than $35,000,000; it being understood that Lender shall only require one deposit of cash collateral pursuant to Section 9.20 of this Agreement regardless of the number of Liquidity Trigger Events that occur during the term of this Agreement.

1.85                           “Loans” shall mean the Revolving Loans.

1.86                           “London Interbank Offered Rate” shall mean, with respect to any Eurodollar Rate Loan for the Interest Period applicable thereto, the rate appearing on Reuters Screen LIBOR01 Page (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page of such service, as determined by Lender from time to time for purposes of providing quotations of interest rates applicable to eurodollar deposits in dollars in the London interbank market) at approximately 11:00 A.M. (London time) two (2) Business Days prior to the first day of such Interest Period for a term comparable to such Interest Period; provided, that, if more than one rate is specified on such Page for such comparable period, the applicable rate shall be the arithmetic mean of all such rates.  In the event that such rate is not available at such time for any reason, then the term “London Interbank Offered Rate” shall mean, with respect to any Eurodollar Rate Loan for the Interest Period applicable thereto, the rate of interest per annum at which dollar deposits of $5,000,000 and for a term comparable to such Interest Period are offered by the principal London office of Lender in immediately available funds in the London interbank market at approximately 11:00 a.m. London time two (2) Business Days prior to the commencement of such Interest Period.

1.87                           “Material Adverse Effect” shall mean a material adverse effect on (a) the financial condition, business, performance or operations of any Borrower or of Borrowers and Guarantors (taken as a whole) (b) the legality, validity or enforceability of this Agreement or any of the other Financing Agreements; (c) the legality, validity, enforceability, perfection or priority of the security interests and liens of Lender upon the Collateral; (d) the Collateral or its value; (e) the ability of Borrowers and Guarantors (taken as a whole) to repay the Obligations or of any Borrower to perform its obligations under this Agreement or any of the other Financing Agreements as and when to be performed; or (f) the ability of Lender to enforce the Obligations or realize upon the Collateral or otherwise with respect to the rights and remedies of Lender under this Agreement or any of the other Financing Agreements.

1.88                           “Material Contract” shall mean: (a) the Asset Purchase Agreement, (b) each of the Operational Agreements (as defined in the Asset Purchase Agreement as in effect on the date hereof), (c) the Option Agreement; (d) any contract or other agreement (other than the Financing Agreements), written or oral, of any Borrower or Guarantor involving monetary liability of or to any Person in an amount in excess of $500,000 in any fiscal year and (e) any other contract or other agreement (other than the Financing Agreements), whether written or oral, to which any Borrower or Guarantor is a party as to which the breach, nonperformance, cancellation or failure to renew by any party thereto would have a Material Adverse Effect.

1.89                           “Maturity Date” shall have the meaning set forth in Section 12.1 hereof.

1.90                           “Maximum Credit” shall mean the amount of $50,000,000.

1.91                           “Monthly Average Excess Availability” shall mean, at any time, the daily average of the Excess Availability for the immediately preceding calendar month as calculated by Lender.

1.92                           “Multiemployer Plan” shall mean a “multi-employer plan” as defined in Section 4001(a)(3) of ERISA which is or was at any time during the current year or the immediately preceding six (6) years contributed to by any Borrower, Guarantor or any ERISA Affiliate or with respect to which any Borrower, Guarantor or any ERISA Affiliate may incur any liability.

1.93                           “Net Cash Proceeds” shall mean the aggregate cash proceeds payable to Parent or any of its Subsidiaries in respect of any sale, lease, transfer or other disposition of any assets or properties, or interest in assets and properties or as proceeds of any loans or other financial accommodations provided to it or as proceeds from the issuance and/or sale of any Capital Stock, in each case net of the reasonable and customary direct costs relating to such sale, lease, transfer or other disposition or loans or other financial accommodation or issuance and/or sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), and amounts applied to the repayment of indebtedness secured by a valid and enforceable lien on the asset or assets that are the subject of such sale or other disposition required to be repaid in connection with such transaction.

1.94                           “Net Recovery Percentage” shall mean the fraction, expressed as a percentage, (a) the numerator of which is the amount equal to the amount of the recovery in respect of the Inventory at such time on a “net orderly liquidation value” basis as set forth in the most recent acceptable appraisal of Inventory received by Lender in accordance with Section 7.3, net of operating expenses, liquidation expenses and commissions, and (b) the denominator of which is the applicable original cost of the aggregate amount of the Inventory subject to such appraisal.

1.95                           “Obligations” shall mean (a) any and all Loans, Letter of Credit Obligations and all other obligations, liabilities and indebtedness of every kind, nature and description owing by any or all of Borrowers to Lender and/or any of its Affiliates, including principal, interest, charges, fees, costs and expenses, however evidenced, whether as principal, surety, endorser, guarantor or otherwise, arising under this Agreement or any of the other Financing Agreements or on account of any Letter of Credit and all other Letter of Credit Obligations, whether now existing or hereafter arising, whether arising before, during or after the initial or any renewal term of this Agreement or after the commencement of any case with respect to such Borrower under the United States Bankruptcy Code or any similar statute (including the payment of interest and other amounts which would accrue and become due but for the commencement of such case, whether or not such amounts are allowed or allowable in whole or in part in such case), whether direct or indirect, absolute or contingent, joint or several, due or not due, primary or secondary, liquidated or unliquidated, or secured or unsecured and (b) for purposes only of Section 5.1 hereof and the Security Provisions and subject to the priority in right of payment set forth in Section 6.4 hereof, all obligations, liabilities and indebtedness of every kind, nature and description owing by any Borrower to Lender or any Affiliate of Lender arising under or pursuant to any Bank Products, whether now existing or hereafter arising (and in the case of any Affiliate of Lender, Lender shall be deemed to act as agent for such Affiliate for purposes of Section 5.1 hereof and references to Lender shall include such Affiliate).

1.96                           “OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

1.97                           “Option Agreement” shall mean the Right of First Offer and Purchase Option Agreement, dated the date hereof, by and between Sara Lee and Farmer.

1.98                           “Parent” shall mean Farmer Bros. Co., a Delaware corporation, and its successors and assigns.

1.99                           “Participant” shall mean any financial institution that acquires and holds a participation in the interest of Lender in any of the Loans and Letters of Credit in conformity with the provisions of Section 12.5 of this Agreement governing participations.

1.100                     “Permitted Holders” shall mean the persons listed on Schedule 1.100 hereto.

1.101                     “Person” or “person” shall mean any individual, sole proprietorship, partnership, corporation (including any corporation which elects subchapter S status under the Code), limited liability company, limited liability partnership, business trust, unincorporated association, joint stock corporation, trust, joint venture or other entity or any government or any agency or instrumentality or political subdivision thereof.

1.102                     “Pension Plan” shall mean a pension plan (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA which any Borrower or Guarantor sponsors, maintains, or to which any Borrower, Guarantor or ERISA Affiliate makes, is making, or is obligated to make contributions, other than a Multiemployer Plan.

1.103                     “Plan” shall mean an employee benefit plan (as defined in Section 3(3) of ERISA) which any Borrower or Guarantor sponsors, maintains, or to which it makes, is making, or is obligated to make contributions, or in the case of a Multiemployer Plan has made contributions at any time during the immediately preceding six (6) plan years or with respect to which any Borrower or Guarantor may incur liability.

1.104                     “Preferred Stock Portfolio” shall mean investment property owned by Finance consisting of preferred stock in publicly filed companies (other than Parent) to the extent such preferred stock is held in the Specified Investment Account.

1.105                     “Prime Rate” shall mean, on any date, the greatest of (a) the rate from time to time publicly announced by Lender, or its successors, as its prime rate, whether or not such announced rate is the best rate available at such bank, (b) the Federal Funds Effective Rate in effect on such day plus one-half (1/2%) percent, (c) the Adjusted Eurodollar Rate for a one month Interest Period on such day plus one (1%) percent and (d) three and one quarter (3.25%) percent per annum  The term “Federal Funds Effective Rate” shall mean, for any period, a fluctuating interest rate per annum equal, for each day during such period, to the weighted average of the rates on overnight Federal Funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not published for any day that is a Business Day, the average of the quotations for such day on such transactions received by Lender from three Federal Funds brokers of recognized standing selected by it.

1.106                     “Prime Rate Loans” shall mean any Loans or portion thereof on which interest is payable based on the Prime Rate in accordance with the terms thereof.

1.107                     “Property Loss Event” means (a) any loss of or damage to any assets or property of any Borrower or Guarantor that results in a claim to proceeds of insurance or (b) any condemnation or other taking of any assets or property of any Borrower or Guarantor.

1.108                     “Provision for Taxes” shall mean an amount equal to all taxes imposed on or measured by, or determined by reference to, net income, whether Federal, State, Provincial, county or local, and whether foreign or domestic, that are paid or payable by any Person in respect of any period in accordance with GAAP.

1.109                     “Purchase Agreements” shall mean, collectively, the following (as the same now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced): (a) the Asset Purchase Agreement, (b) each of the Operational Agreements (as defined in the Asset Purchase Agreement as in effect on the date hereof), (c) the Option Agreement, and (d) all other agreements of transfer as are referred to therein and all side letters with respect thereto, and all agreements, documents and instruments executed and/or delivered in connection with any of the foregoing; in each case sometimes being referred to herein individually as a “Purchase Agreement”.

1.110                     “Purchased Assets” shall mean all of the assets and properties acquired by Farmer from Sellers pursuant to the Purchase Agreements.

1.111                     “Real Property” shall mean all now owned and hereafter acquired real property of each Borrower and Guarantor, including leasehold interests, together with all buildings, structures, and other improvements located thereon and all licenses, easements and appurtenances relating thereto, wherever located.

1.112                     “Receivables” shall mean all of the following now owned or hereafter arising or acquired property of each Borrower and Guarantor: (a) all Accounts; (b) all interest, fees, late charges, penalties, collection fees and other amounts due or to become due or otherwise payable in connection with any Account; (c) all payment intangibles of such Borrower or Guarantor; (d)  letters of credit, indemnities, guarantees, security or other deposits and proceeds thereof issued payable to any Borrower or Guarantor or otherwise in favor of or delivered to any Borrower or Guarantor in connection with any Account; or (e) all other accounts, contract rights, chattel paper, instruments, notes, general intangibles and other forms of obligations owing to any Borrower or Guarantor, whether from the sale and lease of goods or other property, licensing of any property (including Intellectual Property or other general intangibles), rendition of services or from loans or advances by any Borrower or Guarantor or to or for the benefit of any third person (including loans or advances to any Affiliates or Subsidiaries of any Borrower or Guarantor) or otherwise associated with any Accounts, Inventory or general intangibles of any Borrower or Guarantor (including, without limitation, choses in action, causes of action, tax refunds, tax refund claims, any funds which may become payable to any Borrower or Guarantor in connection with the termination of any Plan or other employee benefit plan and any other amounts payable to any Borrower or Guarantor from any Plan or other employee benefit plan, rights and claims against carriers and shippers, rights to indemnification, business interruption insurance and proceeds thereof, casualty or any similar types of insurance and any proceeds thereof and proceeds of insurance covering the lives of employees on which any Borrower or Guarantor is a beneficiary).

1.113                     “Records” shall mean, as to each Borrower and Guarantor, all of such Borrower’s and Guarantor’s present and future books of account of every kind or nature, purchase and sale agreements, invoices, ledger cards, bills of lading and other shipping evidence, statements, correspondence, memoranda, credit files and other data relating to the Collateral or any account debtor, together with the tapes, disks, diskettes and other data and software storage media and devices, file cabinets or containers in or on which the foregoing are stored (including any rights of any Borrower or Guarantor with respect to the foregoing maintained with or by any other person).

1.114                     “Reserves” shall mean as of any date of determination, such amounts as Lender may from time to time establish and revise in good faith reducing the amount of Loans and Letters of Credit that would otherwise be available to any Borrower under the lending formula(s) provided for herein: (a) to reflect events, conditions, contingencies or risks which, as determined by Lender in good faith, adversely affect, or would have a reasonable likelihood of adversely affecting, either (i) the Collateral or any other property which is security for the Obligations or its value or (ii) the assets, business or prospects of any Borrower or Guarantor or (iii) the security interests and other rights of Lender in the Collateral (including the enforceability, perfection and priority thereof) or (b) to reflect Lender’s good faith belief that any collateral report or financial information furnished by or on behalf of any Borrower or Guarantor to Lender is or may have been incomplete, inaccurate or misleading in any material respect or (c) to reflect outstanding Letter of Credit Obligations as provided in Section 2.2 hereof or (d) in respect of any state of facts which Lender determines in good faith constitutes a Default or an Event of Default. Without limiting the generality of the foregoing, Reserves may, at Lender’s option, be established to reflect: (a) dilution with respect to the Accounts (based on the ratio of the aggregate amount of non-cash reductions in Accounts for any period to the aggregate dollar amount of the sales of such Borrower for such period) as calculated by Lender for any period is or is reasonably anticipated to be greater than five (5%) percent; (b) returns, rebates, discounts, claims, credits and allowances of any nature that are not paid pursuant to the reduction of Accounts; (c) sales, excise or similar taxes included in the amount of any Accounts reported to Lender; (d) a change in the turnover, age or mix of the categories of Inventory that adversely affects the aggregate value of all Inventory; (e) amounts due or to become due in respect of employee payroll and benefits, including, incentives and retention bonuses; (f) amounts due or to become due to owners and lessors of premises where any Collateral is located, other than for those locations where Lender has received a Collateral Access Agreement that Lender has accepted in writing; (g) amounts due or to become due to owners and licensors of trademarks and other Intellectual Property used by any Borrower or Guarantor; (h) reserves for in-transit Inventory, including freight, taxes, duty and other amounts which Lender estimates must be paid in connection with such Inventory upon arrival and for delivery to one of such Borrower’s locations for Eligible Inventory within the United States of America, and (i) obligations, liabilities or indebtedness (contingent or otherwise) of any Borrower or Guarantor to Lender or any Affiliate of Lender arising under or in connection with any Bank Products to the extent that such obligations, liabilities or indebtedness constitute Obligations as such term is defined herein or otherwise receive the benefit of the security interest of Lender in any Collateral.  The amount of any Reserve established by Lender shall have a reasonable relationship to the event, condition or other matter which is the basis for such reserve as determined by Lender in good faith and to the extent that such Reserve is in respect of amounts that may be payable to third parties Lender may, at its option, deduct such Reserve from the Maximum Credit, at any time that such limit is less than the amount of the Borrowing Base.

1.115                     “Revolving Loans” shall mean the loans now or hereafter made by or on behalf of Lender for the account of any Borrower on a revolving basis (involving advances, repayments and readvances) as set forth in Section 2.1 hereof.

1.116                     “Sanctioned Entity” shall mean (a) an agency of the government of, (b) an organization directly or indirectly controlled by, or (c) a person resident in, a country that is subject to a sanctions program identified on the list maintained and published by OFAC and available at http://www.treas.gov/offices/enforcement/ofac/programs, or as otherwise published from time to time as such program may be applicable to such agency, organization or person.

1.117                     “Sanctioned Person” shall mean a person named on the list of Specially Designated Nationals or Blocked Persons maintained by OFAC available at http://www.treas.gov/offices/enforcement/ofac/sdn/index.html, or as otherwise published from time to time.

1.118                     “Sara Lee DSD Business” shall mean the DSD Business (as such term is defined in the Asset Purchase Agreement as in effect on the date hereof).

1.119                     “Sara Lee DSD Business Accounts” shall mean Accounts created by any Borrower after the date of this Agreement in respect of the Sara Lee DSD Business.

1.120                     “Security Provisions” shall mean the following provisions of the Financing Agreements (as the same now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced): (a) Section 1(a) of the Guarantee, dated even date herewith, by Guarantors in favor of Lender; (b) Section 2 of each Pledge and Security Agreement, dated even date herewith, by Farmer in favor of Lender; (c) Section 2 of the Pledge and Security Agreement, dated even date herewith, by Coffee Holding in favor of Lender; (d) Section 2 of the Collateral Assignment of Acquisition Agreements, dated of even date herewith, by Farmer in favor of Lender; and (e) such other sections of such other Financing Agreements as Lender may from time to time designate as a Security Provision in a writing delivered by Lender to Administrative Borrower.

1.121                     “Sellers” shall mean collectively, the following (together with their respective successors and assigns): (a) Sara Lee Corporation, a Maryland corporation and (b) Saramar, LLC, a Delaware limited liability company; each sometimes being referred to herein individually as a “Seller”.

1.122                     “Solvent” shall mean, at any time with respect to any Person, that at such time such Person (a) is able to pay its debts as they mature and has (and has a reasonable basis to believe it will continue to have) sufficient capital (and not unreasonably small capital) to carry on its business consistent with its practices as of the date hereof, and (b) the assets and properties of such Person at a fair valuation (and including as assets for this purpose at a fair valuation all rights of subrogation, contribution or indemnification arising pursuant to any guarantees given by such Person) are greater than the Indebtedness of such Person, and including subordinated and contingent liabilities computed at the amount which, such person has a reasonable basis to believe, represents an amount which can reasonably be expected to become an actual or matured liability (and including as to contingent liabilities arising pursuant to any guarantee the face amount of such liability as reduced to reflect the probability of it becoming a matured liability).

1.123                     “Specified Investment Account” shall mean account number 10135600 maintained by Finance at Wells Fargo Bank, N.A.

1.124                     “Subsidiary” or “subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, limited liability partnership or other limited or general partnership, trust, association or other business entity of which an aggregate of at least a majority of the outstanding Capital Stock or other interests entitled to vote in the election of the board of directors of such corporation (irrespective of whether, at the time, Capital Stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency), managers, trustees or other controlling persons, or an equivalent controlling interest therein, of such Person is, at the time, directly or indirectly, owned by such Person and/or one or more subsidiaries of such Person.

1.125                     “UCC” shall mean the Uniform Commercial Code as in effect in the State of California, and any successor statute, as in effect from time to time (except that terms used herein which are defined in the Uniform Commercial Code as in effect in the State of California on the date hereof shall continue to have the same meaning notwithstanding any replacement or amendment of such statute except as Lender may otherwise determine).

1.126                     “Value” shall mean, as determined by Lender in good faith, with respect to Inventory, the lower of (a) cost computed on a first-in first-out basis in accordance with GAAP or (b) market value, provided, that, (i) for purposes of the calculation of the Borrowing Base, (A) the Value of the Inventory shall not include:  (1) the portion of the value of Inventory equal to the profit earned by any Affiliate on the sale thereof to any Borrower or (2)  write-ups or write-downs in value with respect to currency exchange rates and (B) notwithstanding anything to the contrary contained herein, the cost of the Inventory shall be computed in the same manner and consistent with the most recent appraisal of the Inventory received and accepted by Lender prior to the date hereof, if any and (ii) Lender may from time to time, in its discretion, value the portion of the Inventory consisting of “green coffee” to market based on the market value thereof as determined by the New York Board of Trade or any other mutually agreed upon source.

1.127                     “Voting Stock” shall mean with respect to any Person, (a) one (1) or more classes of Capital Stock of such Person having general voting powers to elect at least a majority of the board of directors, managers or trustees of such Person, irrespective of whether at the time Capital Stock of any other class or classes have or might have voting power by reason of the happening of any contingency, and (b) any Capital Stock of such Person convertible or exchangeable without restriction at the option of the holder thereof into Capital Stock of such Person described in clause (a) of this definition.

1.128                     “Weighted Average Life to Maturity” shall mean, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding principal amount of such Indebtedness into (b) the total of the product obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

SECTION  2.                  CREDIT FACILITIES

2.1                               Loans.

(a)                                  Subject to and upon the terms and conditions contained herein, Lender agrees to make Revolving Loans to each Borrower from time to time in amounts requested by such Borrower (or Administrative Borrower on behalf of such Borrower) up to the amount outstanding at any time equal to the lesser of: (i) the Borrowing Base at such time or (ii) the Maximum Credit at such time.

(b)                                 Except in Lender’s discretion or as otherwise provided herein, (i) the aggregate amount of the Loans and the Letter of Credit Obligations outstanding at any time shall not exceed the Maximum Credit, (ii) the aggregate principal amount of the Revolving Loans and Letter of Credit Obligations outstanding at any time shall not exceed the Borrowing Base, and (iii) the aggregate principal amount of the Revolving Loans outstanding based on the Eligible Inventory shall not exceed the Inventory Loan Limit.

(c)                                  In the event that (i) the aggregate amount of the Loans and the Letter of Credit Obligations outstanding at any time exceed the Maximum Credit, or (ii) except as otherwise provided herein, the aggregate principal amount of the Revolving Loans and Letter of Credit Obligations outstanding exceed the Borrowing Base, or (iii) the aggregate principal amount of Revolving Loans and Letter of Credit Obligations based on the Eligible Inventory exceed the Inventory Loan Limit, such event shall not limit, waive or otherwise affect any rights of Lender in such circumstances or on any future occasions and Borrowers shall, upon demand by Lender, which may be made at any time or from time to time, immediately repay to Lender the entire amount of any such excess(es) for which payment is demanded.

2.2                               Letters of Credit.

(a)                                  Subject to and upon the terms and conditions contained herein and in the Letter of Credit Documents, at the request of a Borrower (or Administrative Borrower on behalf of such Borrower), Lender agrees to issue for the account of such Borrower one or more Letters of Credit, containing terms and conditions acceptable to Lender.

(b)                                 The Borrower requesting such Letter of Credit (or Administrative Borrower on behalf of such Borrower) shall give Lender three (3) Business Days’ prior written notice of such Borrower’s request for the issuance of a Letter of Credit.  Such notice shall be irrevocable and shall specify the original face amount of the Letter of Credit requested, the effective date (which date shall be a Business Day and in no event shall be a date less than ten (10) days prior to the end of the then current term of this Agreement) of issuance of such requested Letter of Credit, whether such Letter of Credit may be drawn in a single or in partial draws, the date on which such requested Letter of Credit is to expire (which date shall be a Business Day and shall not be more than one year from the date of issuance), the purpose for which such Letter of Credit is to be issued, and the beneficiary of the requested Letter of Credit.  The Borrower requesting the Letter of Credit (or Administrative Borrower on behalf of such Borrower) shall attach to such notice the proposed terms of the Letter of Credit.  The renewal or extension of any Letter of Credit shall, for purposes hereof, be treated in all respects the same as the issuance of a new Letter of Credit hereunder.

(c)                                  In addition to being subject to the satisfaction of the applicable conditions precedent contained in Section 4 hereof and the other terms and conditions contained herein, no Letter of Credit shall be available unless each of the following conditions precedent have been satisfied in a manner satisfactory to Lender:  (i) the Borrower requesting such Letter of Credit (or Administrative Borrower on behalf of such Borrower) shall have delivered to the Lender at such times and in such manner Lender may require, an application, in form and substance satisfactory to Lender, for the issuance of the Letter of Credit and such other Letter of Credit Documents as may be required pursuant to the terms thereof, and the form and terms of the proposed Letter of Credit shall be satisfactory to Lender, (ii) as of the date of issuance, no order of any court, arbitrator or other Governmental Authority shall purport by its terms to enjoin or restrain money center banks generally from issuing letters of credit of the type and in the amount of the proposed Letter of Credit, and no law, rule or regulation applicable to money center banks generally and no request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over money center banks generally shall prohibit, or request that Lender refrain from, the issuance of letters of credit generally or the issuance of such Letter of Credit, (iii) after giving effect to the issuance of such Letter of Credit, the Letter of Credit Obligations shall not exceed the Letter of Credit Limit, and (iv) the Excess Availability, prior to giving effect to any Reserves with respect to such Letter of Credit, on the date of the proposed issuance of any Letter of Credit shall be equal to or greater than: (A) if the proposed Letter of Credit is for the purpose of purchasing Eligible Inventory and the documents of title with respect thereto are consigned to Lender, the sum of (1) the percentage equal to one hundred (100%) percent minus the then applicable percentage with respect to Eligible Inventory set forth in the definition of the term Borrowing Base multiplied by the Value of such Eligible Inventory, plus (2) freight, taxes, duty and other amounts which Lender estimates must be paid in connection with such Inventory upon arrival and for delivery to one of such Borrower’s locations for Eligible Inventory within the United States of America and (B) if the proposed Letter of Credit is for any other purpose or the documents of title are not consigned to Lender in connection with a Letter of Credit for the purpose of purchasing Inventory, an amount equal to one hundred (100%) percent of the Letter of Credit Obligations with respect thereto.  Effective on the issuance of each Letter of Credit, a Reserve shall be established in the applicable amount set forth in Section 2.2(c)(iv)(A) or Section 2.2(c)(iv)(B).

(d)                                 Except in Lender’s discretion,  the amount of all outstanding Letter of Credit Obligations shall not at any time exceed the Letter of Credit Limit.

(e)                                  Each Borrower shall reimburse immediately Lender for any draw under any Letter of Credit issued for the account of such Borrower and pay Lender the amount of all other charges and fees payable to Lender in connection with any Letter of Credit issued for the account of such Borrower immediately when due, irrespective of any claim, setoff, defense or other right which such Borrower may have at any time against Lender or any other Person.  Each drawing under any Letter of Credit or other amount payable in connection therewith when due shall constitute a request by the Borrower for whose account such Letter of Credit was issued to Lender for a Prime Rate Loan in the amount of such drawing or other amount then due. The date of such Loan shall be the date of the drawing or as to other amounts, the due date therefor.  Any payments made to reimburse Lender in connection with any Letter of Credit shall constitute additional Revolving Loans to such Borrower pursuant to this Section 2.

(f)                                    Borrowers and Guarantors shall indemnify and hold Lender harmless from and against any and all losses, claims, damages, liabilities, costs and expenses which Lender may suffer or incur in connection with any Letter of Credit and any documents, drafts or acceptances relating thereto, including any losses, claims, damages, liabilities, costs and expenses due to any action taken by Lender or correspondent with respect to any Letter of Credit, except for such losses, claims, damages, liabilities, costs or expenses that are a direct result of the gross negligence or willful misconduct of Lender as determined pursuant to a final non-appealable order of a court of competent jurisdiction.  Each Borrower and Guarantor assumes all risks with respect to the acts or omissions of the drawer under or beneficiary of any Letter of Credit and for such purposes the drawer or beneficiary shall be deemed such Borrower’s agent.  Each Borrower and Guarantor assumes all risks for, and agrees to pay, all foreign, Federal, State and local taxes, duties and levies relating to any goods subject to any Letter of Credit or any documents, drafts or acceptances thereunder.  Each Borrower and Guarantor hereby releases and holds Lender harmless from and against any acts, waivers, errors, delays or omissions, with respect to or relating to any Letter of Credit, except for the gross negligence or willful misconduct of Lender as determined pursuant to a final, non-appealable order of a court of competent jurisdiction.  The provisions of this Section 2.2(f) shall survive the payment of Obligations and the termination of this Agreement.

(g)                                 In connection with Inventory purchased pursuant to any Letter of Credit, Borrowers shall, at Lender’s request, instruct all suppliers, carriers, forwarders, customs brokers, warehouses or others receiving or holding cash, checks, Inventory, documents or instruments in which Lender holds a security interest that upon Lender’s request, such items are to be delivered to Lender and/or subject to Lender’s order, and if they shall come into such Borrower’s possession, to deliver them, upon Lender’s request, to Lender in their original form.  Except as otherwise provided herein, Lender shall not exercise such right to request such items so long as no Default or Event of Default shall exist or have occurred and be continuing.  Except as Lender may otherwise specify, Borrowers shall designate Lender as the consignee on all bills of lading and other negotiable and non-negotiable documents.

(h)                                 Each Borrower and Guarantor hereby irrevocably authorizes and directs Lender to name such Borrower or Guarantor as the account party therein and to deliver to Lender all instruments, documents and other writings and property received by issuer pursuant to the Letter of Credit and to accept and rely upon Lender’s instructions and agreements with respect to all matters arising in connection with the Letter of Credit or the Letter of Credit Documents with respect thereto.  Nothing contained herein shall be deemed or construed to grant any Borrower or Guarantor any right or authority to pledge the credit of Lender in any manner.  Borrowers and Guarantors shall be bound by any reasonable interpretation made in good faith by Lender under or in connection with any Letter of Credit or any documents, drafts or acceptances thereunder, notwithstanding that such interpretation may be inconsistent with any instructions of any Borrower or Guarantor.

(i)                                     So long as no Event of Default exists or has occurred and is continuing, a Borrower may (i) approve or resolve any questions of non-compliance of documents, (ii) give any instructions as to acceptance or rejection of any documents or goods, (iii) execute any and all applications for steamship or airway guaranties, indemnities or delivery orders, and (iv) with Lender’s consent, grant any extensions of the maturity of, time of payment for, or time of presentation of, any drafts, acceptances, or documents, and agree to any amendments, renewals, extensions, modifications, changes or cancellations of any of the terms or conditions of any of the applications, Letters of Credit, or documents, drafts or acceptances thereunder or any letters of credit included in the Collateral.

(j)                                     At any time an Event of Default exists or has occurred and is continuing, Lender shall have the right and authority to, and Borrowers shall not, without the prior written consent of Lender, (i)approve or resolve any questions of non-compliance of documents, (ii) give any instructions as to acceptance or rejection of any documents or goods, (iii) execute any and all applications for steamship or airway guaranties, indemnities or delivery orders, (iv) grant any extensions of the maturity of, time of payments for, or time of presentation of, any drafts, acceptances, or documents, and (v) agree to any amendments, renewals, extensions, modifications, changes or cancellations of any of the terms or conditions of any of the applications, Letters of Credit, or documents, drafts or acceptances thereunder or any letters of credit included in the Collateral.  Lender may take such actions either in its own name or in any Borrower’s name.

(k)                                  The obligations of Borrowers to pay each Letter of Credit Obligations shall be absolute, unconditional and irrevocable and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances, whatsoever.

SECTION  3.        INTEREST AND FEES

3.1                                 Interest.

(a)                                  Borrowers shall pay to Lender interest on the outstanding principal amount of the Loans at the Interest Rate.  All interest accruing hereunder on and after the date of any Event of Default for so long as the same is continuing or on or after the date of termination hereof shall be payable on demand.

(b)                               Each Borrower (or Administrative Borrower on behalf of such Borrower) may from time to time request Eurodollar Rate Loans or may request that Prime Rate Loans be converted to Eurodollar Rate Loans or that any existing Eurodollar Rate Loans continue for an additional Interest Period.  Such request from a Borrower (or Administrative Borrower on behalf of such Borrower) shall specify the amount of the Eurodollar Rate Loans or the amount of the Prime Rate Loans to be converted to Eurodollar Rate Loans or the amount of the Eurodollar Rate Loans to be continued (subject to the limits set forth below) and the Interest Period to be applicable to such Eurodollar Rate Loans (and if it does not specify an Interest Period, the Interest Period shall be deemed to be a one (1) month period).  Subject to the terms and conditions contained herein, three (3) Business Days after receipt by Lender of such a request from a Borrower (or Administrative Borrower on behalf of such Borrower) which may be telephonic (and followed by a confirmation in writing if requested by Lender), such Eurodollar Rate Loans shall be made or Prime Rate Loans shall be converted to Eurodollar Rate Loans or such Eurodollar Rate Loans shall continue, as the case may be, provided, that, (i) no Default or Event of Default shall exist or have occurred and be continuing, (ii) no Borrower or Administrative Borrower shall have sent any notice of termination of this Agreement, (iii) such Borrower (or Administrative Borrower on behalf of such Borrower) shall have complied with such customary procedures as are established by Lender and specified by Lender to Administrative Borrower from time to time for requests by Borrowers for Eurodollar Rate Loans, (iv) no more than ten (10) Interest Periods may be in effect at any one time, (v) the aggregate amount of the Eurodollar Rate Loans must be in an amount not less than $1,000,000 or an integral multiple of $500,000 in excess thereof, and (vi) Lender shall have determined that the Interest Period or Adjusted Eurodollar Rate is available to Lender and can be readily determined as of the date of the request for such Eurodollar Rate Loan by Borrower.  Any request by or on behalf of a Borrower for Eurodollar Rate Loans or to convert Prime Rate Loans to Eurodollar Rate Loans or to continue any existing Eurodollar Rate Loans shall be irrevocable.  Notwithstanding anything to the contrary contained herein, Lender shall not be required to purchase United States Dollar deposits in the London interbank market or other applicable

Eurodollar Rate market to fund any Eurodollar Rate Loans, but the provisions hereof shall be deemed to apply as if Lender had purchased such deposits to fund the Eurodollar Rate Loans.

(c)                                  Any Eurodollar Rate Loans shall automatically convert to Prime Rate Loans upon the last day of the applicable Interest Period, unless Lender has received and approved a request to continue such Eurodollar Rate Loan at least three (3) Business Days prior to such last day in accordance with the terms hereof and Borrowers are entitled to such Eurodollar Rate Loan under the terms hereof.  Any Eurodollar Rate Loans shall, at Lender’s option, upon notice by Lender to Administrative Borrower, be subsequently converted to Prime Rate Loans in the event that this Agreement shall terminate or not be renewed.  Borrowers shall pay to Lender, upon demand by Lender (or Lender may, at its option, charge any loan account of any Borrower) any amounts required to compensate Lender or Participant for any loss (including loss of anticipated profits), cost or expense incurred by such person, as a result of the conversion of Eurodollar Rate Loans to Prime Rate Loans pursuant to any of the foregoing.

(d)                                 Interest shall be payable by Borrowers to Lender monthly in arrears not later than the first day of each calendar month and shall be calculated on the basis of a three hundred sixty (360) day year and actual days elapsed, other than for Prime Rate Loans which shall be calculated on the basis of three hundred sixty-five (365) or three hundred sixty-six (366) day year, as applicable, and actual days elapsed.  The interest rate on non-contingent Obligations (other than Eurodollar Rate Loans) shall increase or decrease by an amount equal to each increase or decrease in the Prime Rate effective on the date any change in such Prime Rate is effective.  In no event shall charges constituting interest payable by Borrowers to Lender exceed the maximum amount or the rate permitted under any applicable law or regulation, and if any such part or provision of this Agreement is in contravention of any such law or regulation, such part or provision shall be deemed amended to conform thereto.

3.2                                 Unused Line Fee.  Borrowers shall pay to Lender, monthly an unused line fee at a rate equal to three-eighths (.375%) of one percent per annum calculated upon the amount by which the Maximum Credit exceeds the average daily principal balance of the outstanding Revolving Loans and Letters of Credit during the immediately preceding month (or part thereof) so long as any Obligations are outstanding and this Agreement has not been terminated.  Such fees shall be payable on the first Business Day of each month in arrears and calculated based on a three hundred sixty (360) day year and actual days elapsed.

3.3                                 Letter of Credit Fees.

(a)                                  Borrowers shall pay to Lender, monthly a fee at the LC Fee Rate determined as provided below (on a per annum basis), on the average daily outstanding balance of the Letters of Credit for the immediately preceding month (or part thereof), payable in arrears as of the first day of each month, computed for each day from the date of issuance to the date of expiration.  Such percentages shall be increased or decreased, as the case may be, to the applicable percentage (on a per annum basis) set forth below based on the Monthly Average

Excess Availability for the immediately preceding calendar month is at or within the amounts indicated for such percentage as of the last day of the immediately preceding calendar month:

Tier	Monthly Average Excess Availability	LC Fee Rate

1	Greater than $20,000,000	2.25%

2	Less than or equal to $20,000,000 and greater than $12,500,000	2.50%

3	Less than or equal to $12,500,000	2.75%

provided, that, (i) the applicable percentage shall be calculated and established once each calendar month (commencing with the month beginning April 1, 2009) based on the Monthly Average Excess Availability and shall remain in effect until adjusted after the end of the next calendar month, (ii) each adjustment of the applicable percentage shall be effective as of the first day of each such calendar month based on the Monthly Average Excess Availability for the immediately preceding calendar month, and (iii) notwithstanding anything to the contrary contained herein, the applicable percentages through August 31, 2009 shall be the amount for Tier 2 set forth above and (iv) Borrowers shall, at Lender’s option, pay such fees at a rate two (2%) percent greater than the highest rate above on such average daily maximum amount for: (A) the period from and after the date of termination or non-renewal hereof until Lenders have received full and final payment of all Obligations (notwithstanding entry of a judgment against any Borrower or Guarantor) and (B) the period from and after the date of the occurrence of an Event of Default for so long as such Event of Default is continuing.  Such letter of credit fees shall be calculated on the basis of a three hundred sixty (360) day year and actual days elapsed and the obligation of Borrowers to pay such fee shall survive the termination or non-renewal of this Agreement.

(b)                               In addition to the letter of credit fees provided above, Borrowers shall pay to Lender the letter of credit fronting and negotiation fees agreed to by Borrowers and Lender from time to time and the customary charges from time to time of Lender with respect to the issuance, amendment, transfer, administration, cancellation and conversion of, and drawings under, such Letters of Credit.

3.4                                 Additional Fees.  Borrowers shall pay to Lender the other fees and amounts set forth in the Fee Letter in the amounts and at the times specified therein.

3.5                                 Changes in Laws and Increased Costs of Loans.

(a)                                  If after the date hereof, either (i) any change in, or in the interpretation of, any law or regulation is introduced, including, without limitation, with respect to reserve requirements, applicable to Lender or any banking or financial institution from whom Lender borrows funds or obtains credit (a “Funding Bank”), or (ii) a Funding Bank or Lender complies with any future guideline or request from any central bank or other Governmental Authority or (iii) a Funding Bank or Lender determines that the adoption of any applicable law, rule or regulation regarding capital adequacy, or any change therein, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof has or would have the effect described below, or a Funding Bank or Lender complies with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, and in the case of any event set forth in this clause (iii), such adoption, change or compliance has or would have the direct or indirect effect of reducing the rate of return on Lender’s capital as a consequence of its obligations hereunder to a level below that which Lender could have achieved but for such adoption, change or compliance (taking into consideration the Funding Bank’s or Lender’s policies with respect to capital adequacy) by an amount deemed by Lender in good faith to be material, and the result of any of the foregoing events described in clauses (i), (ii) or (iii) is or results in an increase in the cost to Lender of funding or maintaining the Loans or the Letters of Credit, then Borrowers and Guarantors shall from time to time upon demand by Lender pay to Lender additional amounts sufficient to indemnify Lender against such increased cost on an after-tax basis (after taking into account applicable deductions and credits in respect of the amount indemnified).  A certificate as to the amount of such increased cost and showing in reasonable detail the computation thereof shall be submitted to Administrative Borrower by Lender and shall be conclusive, absent manifest error.

(b)                                 If prior to the first day of any Interest Period, (i) Lender shall have determined in good faith (which determination shall be conclusive and binding upon Borrowers and Guarantors) that, by reason of circumstances affecting the relevant market, adequate and reasonable means do not exist for ascertaining the Adjusted Eurodollar Rate for such Interest Period, (ii) Lender reasonably determines that the Adjusted Eurodollar Rate determined or to be determined for such Interest Period will not adequately and fairly reflect the cost to Lender of making or maintaining Eurodollar Rate Loans during such Interest Period, or (iii) Dollar deposits in the principal amounts of the Eurodollar Rate Loans to which such Interest Period is to be applicable are not generally available in the London interbank market, Lender shall give telecopy or telephonic notice thereof to Administrative Borrower as soon as practicable thereafter, and will also give prompt written notice to Administrative Borrower when such conditions no longer exist.  If such notice is given (A) any Eurodollar Rate Loans requested to be made on the first day of such Interest Period shall be made as Prime Rate Loans, (B) any Loans that were to have been converted on the first day of such Interest Period to or continued as Eurodollar Rate Loans shall be converted to or continued as Prime Rate Loans and (C) each outstanding Eurodollar Rate Loan shall be converted, on the last day of the then-current Interest Period thereof, to Prime Rate Loans.  Until such notice has been withdrawn by Lender, no further Eurodollar Rate Loans shall be made or continued as such, nor shall any Borrower (or Administrative Borrower on behalf of any Borrower) have the right to convert Prime Rate Loans to Eurodollar Rate Loans.

(c)                                  Notwithstanding any other provision herein, if the adoption of or any change in any law, treaty, rule or regulation or final, non-appealable determination of an arbitrator or a court or other Governmental Authority or in the interpretation or application thereof occurring after the date hereof shall make it unlawful for Lender to make or maintain Eurodollar Rate Loans as contemplated by this Agreement, (i) Lender shall promptly give written notice of such circumstances to Administrative Borrower (which notice shall be withdrawn whenever such circumstances no longer exist), (ii) the commitment of Lender hereunder to make Eurodollar Rate Loans, continue Eurodollar Rate Loans as such and convert Prime Rate Loans to Eurodollar Rate Loans shall forthwith be canceled and, until such time as it shall no longer be unlawful for Lender to make or maintain Eurodollar Rate Loans, Lender shall then have a commitment only to make a Prime Rate Loan when a Eurodollar Rate Loan is requested and (iii) Loans then outstanding as Eurodollar Rate Loans, if any, shall be converted automatically to Prime Rate Loans on the respective last days of the then current Interest Periods with respect to such Loans or within such earlier period as required by law.  If any such conversion of a Eurodollar Rate Loan occurs on a day which is not the last day of the then current Interest Period with respect thereto, Borrowers and Guarantors shall pay to such Lender such amounts, if any, as may be required pursuant to Section 3.3(d) below.

(d)                               Borrowers and Guarantors shall indemnify Lender and hold Lender harmless from any loss or expense which Lender may sustain or incur as a consequence of (i) default by any Borrower in making a borrowing of, conversion into or extension of Eurodollar Rate Loans after such Borrower has given a notice requesting the same in accordance with the provisions of this Agreement, (ii) default by any Borrower in making any prepayment of a Eurodollar Rate Loan after such Borrower (or Administrative Borrower on behalf of such Borrower) has given a notice thereof in accordance with the provisions of this Agreement, and (iii) the making of a prepayment of Eurodollar Rate Loans on a day which is not the last day of an Interest Period with respect thereto.  With respect to Eurodollar Rate Loans, such indemnification may include an amount equal to the excess, if any, of (A) the amount of interest which would have accrued on the amount so prepaid, or not so borrowed, converted or extended, for the period from the date of such prepayment or of such failure to borrow, convert or extend to the last day of the applicable Interest Period (or, in the case of a failure to borrow, convert or extend, the Interest Period that would have commenced on the date of such failure) in each case at the applicable rate of interest for such Eurodollar Rate Loans provided for herein over (B) the amount of interest (as determined by such Lender) which would have accrued to Lender on such amount by placing such amount on deposit for a comparable period with leading banks in the interbank Eurodollar market.  This covenant shall survive the termination or non-renewal of this Agreement and the payment of the Obligations.

SECTION  4.        CONDITIONS PRECEDENT

4.1                                 Conditions Precedent to Initial Loans and Letters of Credit.  The obligation of Lender to make the initial Loans or to issue the initial Letters of Credit hereunder is subject to the satisfaction of, or waiver of, immediately prior to or concurrently with the making of such Loan or the issuance of such Letter of Credit of each of the following conditions precedent:

(a)                                  all requisite corporate and limited liability company action and proceedings in connection with this Agreement and the other Financing Agreements shall be satisfactory in form and substance to Lender, and Lender shall have received all information and copies of all documents, including records of requisite corporate and limited liability company action and proceedings which Lender may have reasonably requested in connection therewith, such documents where requested by Lender or its counsel to be certified by appropriate corporate officers or limited liability company managers or Governmental Authority (and including a copy of the certificate of incorporation or formation of each Borrower and Guarantor certified by the Secretary of State (or equivalent Governmental Authority) which shall set forth the same complete corporate or limited liability company name of such Borrower or Guarantor as is set forth herein and such document as shall set forth the organizational identification number of each Borrower or Guarantor, if one is issued in its jurisdiction of incorporation or formation);

(b)                                 Lender shall have received, in form and substance reasonably satisfactory to Lender, a pro-forma balance sheet of Parent and its Subsidiaries dated January 23, 2009 reflecting the initial transactions contemplated hereunder and under the Purchase Agreements, including, but not limited to (i) the consummation of the acquisition of the Purchased Assets by Farmer from Sellers and the other transactions contemplated by the Purchase Agreements and (ii) the Loans and Letters of Credit provided by Lender to Borrowers on the date hereof and the use of the proceeds of the initial Loans as provided herein, accompanied by a certificate, dated of even date herewith, of the chief financial officer of Parent stating that such pro-forma balance sheet was prepared in good faith by Parent and based on assumptions that are reasonable in light of all facts and circumstances known to Parent at such time;

(c)                                  no material adverse change shall have occurred in the assets, business or prospects of Borrowers since the date of Lender’s latest field examination (not including for this purpose the field review referred to in clause (d) below) and no change or event shall have occurred which would impair in any material respect the ability of any Borrower or Guarantor to perform its obligations hereunder or under any of the other Financing Agreements to which it is a party or of Lender to enforce the Obligations or realize upon the Collateral;

(d)                                 Lender shall have completed a field review of the Records and such other information with respect to the Collateral as Lender may reasonably require to determine the amount of Loans available to Borrowers (including, without limitation, current perpetual inventory records and/or roll-forwards of Accounts and Inventory through the date of closing and test counts of the Inventory in a manner satisfactory to Lender, together with such supporting documentation as may be necessary or appropriate, and other documents and information that will enable Lender to accurately identify and verify the Collateral), the results of which each case shall be satisfactory to Lender, not more than three (3) Business Days prior to the date hereof or such earlier date as Lender may agree;

(e)                                  Lender shall have received, in form and substance satisfactory to Lender, evidence that the Purchase Agreements have been duly executed and delivered by and to the appropriate parties thereto and the transactions contemplated under the terms of the Purchase Agreements have been consummated prior to or contemporaneously with the execution of this Agreement;

(f)                                    Lender shall have received, in form and substance satisfactory to Lender, true and complete copies of the Purchase Agreements duly executed by the parties thereto;

(g)                                 Lender shall have received, in form and substance satisfactory to Lender, evidence that Borrowers have paid an amount of not less than $12,000,000 from its own funds to the cash portion of the purchase price of the Purchased Assets payable pursuant to the Purchase Agreements;

(h)                                 Lender shall have received, in form and substance reasonably satisfactory to Lender, the agreement of the Sellers consenting to the collateral assignment by Borrowers to Lender of all of Borrowers’ rights and remedies and claims for damages or other relief under the Purchase Agreements and granting Lender such other rights as Lender may require, duly authorized, executed and delivered by Sellers;

(i)                                     Lender shall (i) be satisfied that, immediately after giving effect to the transactions contemplated to occur under this Agreement and the consummation of the transactions contemplated by the Purchase Agreements on or before the date hereof, each Borrower is and Borrowers and Guarantors (taken as a whole) are Solvent and (ii) have received an officer’s certificate prepared by the chief financial officer of Parent as to the financial condition, solvency and related matters of Borrowers and Guarantors after giving effect to the initial borrowings under the Financing Agreements and the consummation of the transactions contemplated by the Purchase Agreements, in form and substance reasonably satisfactory to Lender;

(j)                                     Lender shall have received, in form and substance reasonably satisfactory to Lender, all consents, waivers, acknowledgments and other agreements from third persons which Lender may deem necessary or desirable in order to permit, protect and perfect its security interests in and liens upon the Collateral or to effectuate the provisions or purposes of this Agreement, the other Financing Agreements and the Acquisition, including, without limitation, Collateral Access Agreements;

(k)                                  the Excess Availability as determined by Lender in good faith, as of the date hereof, shall be not less than $20,000,000 after giving effect to the initial Loans made or to be made and Letters of Credit issued or to be issued in connection with the initial transactions hereunder;

(l)                                     Lender shall have received, in form and substance reasonably satisfactory to Lender, Deposit Account Control Agreements and Investment Property Control Agreements

by and among Lender, each Borrower and Guarantor, as the case may be and each bank, securities intermediary or other Person where such Borrower (or Guarantor) has a deposit account, investment account or other account, in each case, duly authorized, executed and delivered by such bank, securities intermediary or other Person and Borrower or Guarantor, as the case may be (or Lender shall be the bank’s customer with respect to such deposit account as Lender may specify);

(m)                               Lender shall have received evidence, in form and substance reasonably satisfactory to Lender, that Lender has a valid perfected first priority security interest in all of the Collateral (other than, with respect to perfection only, the Excluded Property);

(n)                                 Lender shall have received and reviewed lien and judgment search results for the jurisdiction of organization of each Borrower and Guarantor, the jurisdiction of the chief executive office of each Borrower and Guarantor and all jurisdictions in which assets of Borrowers and Guarantors are located, which search results shall be in form and substance reasonably satisfactory to Lender;

(o)                                 Lender shall have received originals of the stock certificates and membership interest certificates representing all of the issued and outstanding shares of the Capital Stock of each Borrower and Guarantor (other than Parent) and owned by any Borrower or Guarantor, in each case together with stock powers duly executed in blank with respect thereto;

(p)                                 Lender shall have received a borrowing request and a Borrowing Base Certificate setting forth the Revolving Loans and Letters of Credit available to Borrowers as of the date of this Agreement as completed in a manner reasonably satisfactory to Lender and duly authorized, executed and delivered on behalf of Borrowers;

(q)                                 Lender shall have received evidence of insurance and loss payee endorsements required hereunder and under the other Financing Agreements, in form and substance reasonably satisfactory to Lender, and certificates of insurance policies and/or endorsements naming Lender as loss payee;

(r)                                    Lender shall have received, in form and substance reasonably satisfactory to Lender, such opinion letters of counsel to Borrowers and Guarantors with respect to the Purchase Agreements, the Financing Agreements and the security interests and liens of Lender with respect to the Collateral and such other matters as Lender may reasonably request;

(s)                                  Lender shall have received evidence, in form and substance satisfactory to Lender, that the ESOP is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the Code and Section 407(d)(6) of ERISA) and is qualified under Section 401(a) of the Code; and

(t)                                    the other Financing Agreements and all instruments and documents hereunder and thereunder shall have been duly executed and delivered to Lender, in form and substance reasonably satisfactory to Lender.

4.2                                 Conditions Precedent to All Loans and Letters of Credit.  The obligation of Lender to make the Loans, including the initial Loans, or to issue any Letter of Credit, including the initial Letters of Credit, is subject to the further satisfaction of, or waiver of, immediately prior to or concurrently with the making of each such Loan or the issuance of such Letter of Credit of each of the following conditions precedent:

(a)                                  all representations and warranties contained herein and in the other Financing Agreements that are qualified as to materiality or Material Adverse Effect shall be true and correct and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case with the same effect as though such representations and warranties had been made on and as of the date of the making of each such Loan or providing each such Letter of Credit and after giving effect thereto, except to the extent that such representations and warranties expressly relate solely to an earlier date (in which case such representations and warranties shall have been true and correct to the extent required hereunder or under the other Financing Agreements on and as of such earlier date);

(b)                                 no law, regulation, order, judgment or decree of any Governmental Authority shall exist, and no action, suit, investigation, litigation or proceeding shall be pending or threatened in any court or before any arbitrator or Governmental Authority, which (i) purports to enjoin, prohibit, restrain or otherwise affect (A) the making of the Loans or providing the Letter of Credit, or (B) the consummation of the transactions contemplated pursuant to the terms hereof or the other Financing Agreements or (ii) has or has a reasonable likelihood of having a Material Adverse Effect; and

(c)                                  no Default or Event of Default shall exist or have occurred and be continuing on and as of the date of the making of such Loan or providing each such Letter of Credit and after giving effect thereto.

SECTION  5.        GRANT AND PERFECTION OF SECURITY INTEREST

5.1                                 Grant of Security Interest.  To secure payment and performance of all Obligations, each Borrower and Guarantor hereby grants to Lender, a continuing security interest in, a lien upon, and a right of set off against, and hereby assigns to Lender, as security, all personal and real property and fixtures, and interests in property and fixtures, of each Borrower and Guarantor, whether now owned or hereafter acquired or existing, and wherever located (together with all other collateral security for the Obligations at any time granted to or held or acquired by Lender, collectively, the “Collateral”), including:

(a)                                  all Accounts;

(b)                                 all general intangibles, including, without limitation, all Intellectual Property;

(c)                                  all goods, including, without limitation, Inventory and Equipment;

(d)                                 all Real Property and fixtures;

(e)                                  all chattel paper, including, without limitation, all tangible and electronic chattel paper;

(f)                                    all instruments, including, without limitation, all promissory notes;

(g)                                 all documents;

(h)                                 all deposit accounts;

(i)                                     all letters of credit, banker’s acceptances and similar instruments and including all letter-of-credit rights;

(j)                                     all supporting obligations and all present and future liens, security interests, rights, remedies, title and interest in, to and in respect of Receivables and other Collateral, including (i) rights and remedies under or relating to guaranties, contracts of suretyship, letters of credit and credit and other insurance related to the Collateral, (ii) rights of stoppage in transit, replevin, repossession, reclamation and other rights and remedies of an unpaid vendor, lienor or secured party, (iii) goods described in invoices, documents, contracts or instruments with respect to, or otherwise representing or evidencing, Receivables or other Collateral, including returned, repossessed and reclaimed goods, and (iv) deposits by and property of account debtors or other persons securing the obligations of account debtors;

(k)                                  all (i) investment property (including securities, whether certificated or uncertificated, securities accounts, security entitlements, commodity contracts or commodity accounts) other than the Preferred Stock Portfolio and (ii) monies, credit balances, deposits and other property of any Borrower or Guarantor now or hereafter held or received by or in transit to Lender or its Affiliates or at any other depository or other institution from or for the account of any Borrower or Guarantor, whether for safekeeping, pledge, custody, transmission, collection or otherwise;

(l)                                     all commercial tort claims, including, without limitation, those identified in the Information Certificate;

(m)                               to the extent not otherwise described above, all Receivables;

(n)                                 all Records; and

(o)           all products and proceeds of the foregoing, in any form, including insurance proceeds and all claims against third parties for loss or damage to or destruction of or other involuntary conversion of any kind or nature of any or all of the other Collateral.

5.2           Perfection of Security Interests.

(a)           Each Borrower and Guarantor irrevocably and unconditionally authorizes Lender (or its agent) to file at any time and from time to time such financing statements with respect to the Collateral naming Lender or its designee as the secured party and such Borrower or Guarantor as debtor, as Lender may require, and including any other information with respect to such Borrower or Guarantor or otherwise required by part 5 of Article 9 of the Uniform Commercial Code of such jurisdiction as Lender may determine, together with any amendment and continuations with respect thereto, which authorization shall apply to all financing statements filed on, prior to or after the date hereof.  Each Borrower and Guarantor hereby ratifies and approves all financing statements naming Lender or its designee as secured party and such Borrower or Guarantor, as the case may be, as debtor with respect to the Collateral (and any amendments with respect to such financing statements) filed by or on behalf of Lender prior to the date hereof and ratifies and confirms the authorization of Lender to file such financing statements (and amendments, if any).  Each Borrower and Guarantor hereby authorizes Lender to adopt on behalf of such Borrower and Guarantor any symbol required for authenticating any electronic filing.  In the event that the description of the collateral in any financing statement naming Lender or its designee as the secured party and any Borrower or Guarantor as debtor includes assets and properties of such Borrower or Guarantor that do not at any time constitute Collateral, whether hereunder, under any of the other Financing Agreements or otherwise, the filing of such financing statement shall nonetheless be deemed authorized by such Borrower or Guarantor to the extent of the Collateral included in such description and it shall not render the financing statement ineffective as to any of the Collateral or otherwise affect the financing statement as it applies to any of the Collateral.  Until such time as the Credit Facility shall have been terminated and all of the Obligations have been paid in full in accordance with Section 12.1(a) hereof, in no event shall any Borrower or Guarantor at any time file, or permit or cause to be filed,  any correction statement or termination statement with respect to any financing statement (or amendment or continuation with respect thereto) naming Lender or its designee as secured party and such Borrower or Guarantor as debtor.

(b)           Each Borrower and Guarantor does not have any chattel paper (whether tangible or electronic) or instruments as of the date hereof, except as set forth in the Information Certificate.  In the event that any Borrower or Guarantor shall be entitled to or shall receive any chattel paper or instrument after the date hereof, Borrowers and Guarantors shall promptly notify Lender thereof in writing.  Promptly upon the receipt thereof by or on behalf of any Borrower or Guarantor (including by any agent or representative), such Borrower or Guarantor shall deliver, or cause to be delivered to Lender, all tangible chattel paper and instruments that such Borrower or Guarantor has or may at any time acquire, accompanied by such instruments of transfer or assignment duly executed in blank as Lender may from time to time specify, in each case except as Lender may otherwise agree.  At Lender’s option, each Borrower and Guarantor shall, or Lender may at any time on behalf of any Borrower or Guarantor, cause the original of any such instrument or chattel paper to be conspicuously marked in a form and manner acceptable to Lender with the following legend referring to chattel paper or instruments as applicable: “This chattel paper]instrument] is subject to the security interest of Wachovia Bank, National Association and any sale, transfer, assignment or encumbrance of this chattel paper]instrument] violates the rights of such secured party.”

(c)           In the event that any Borrower or Guarantor shall at any time hold or acquire an interest in any electronic chattel paper or any “transferable record” (as such term is defined in Section 201 of the Federal Electronic Signatures in Global and National Commerce Act or in Section 16 of the Uniform Electronic Transactions Act as in effect in any relevant jurisdiction) with a value in excess of $100,000, such Borrower or Guarantor shall promptly notify Lender thereof in writing.  Promptly upon Lender’s request, such Borrower or Guarantor shall take, or cause to be taken, such actions as Lender may request to give Lender control of such electronic chattel paper under Section 9-105 of the UCC and control of such transferable record under Section 201 of the Federal Electronic Signatures in Global and National Commerce Act or, as the case may be, Section 16 of the Uniform Electronic Transactions Act, as in effect in such jurisdiction.

(d)           Each Borrower and Guarantor does not have any deposit accounts as of the date of this Agreement, except as set forth in the Information Certificate.  Borrowers and Guarantors shall not, directly or indirectly, after the date of this Agreement open, establish or maintain any deposit account other than at Lender, unless each of the following conditions is satisfied:  (i) Lender shall have received not less than five (5) Business Days prior written notice of the intention of any Borrower or Guarantor to open or establish such account which notice shall specify in reasonable detail and specificity acceptable to Lender the name of the account, the owner of the account, the name and address of the bank at which such account is to be opened or established, the individual at such bank with whom such Borrower or Guarantor is dealing and the purpose of the account, (ii)  the bank where such account is opened or maintained shall be reasonably acceptable to Lender, and (iii) on or before the opening of such deposit account, such Borrower or Guarantor shall as Lender may specify either (A) deliver to Lender a Deposit Account Control Agreement with respect to such deposit account duly authorized, executed and delivered by such Borrower or Guarantor and the bank at which such deposit account is opened and maintained or (B) arrange for Lender to become the customer of the bank with respect to the deposit account on terms and conditions reasonably acceptable to Lender.  The terms of this subsection (d) shall not apply to deposit accounts specifically and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of any Borrower’s or Guarantor’s salaried employees or to the cash deposit referred to in Section 9.8(m) of this Agreement.

(e)           No Borrower or Guarantor owns or holds, directly or indirectly, beneficially or as record owner or both, any investment property, as of the date hereof, or have any investment account, securities account, commodity account or other similar account with any bank or other financial institution or other securities intermediary or commodity intermediary as of the date hereof, in each case except as set forth in the Information Certificate.

(i)            (A) in the event that any Borrower or Guarantor shall be entitled to or shall at any time after the date hereof hold or acquire any certificated securities (other than Preferred Stock Portfolio), such Borrower or Guarantor shall promptly endorse, assign and deliver the same to Lender, accompanied by such instruments of transfer or assignment duly executed in blank as Lender may from time to time specify and (B) if any securities (other than Preferred Stock Portfolio), now or hereafter acquired by any Borrower or Guarantor are uncertificated and are issued to such Borrower or Guarantor or its nominee directly by the issuer thereof, such Borrower or Guarantor shall immediately notify Lender thereof and shall as Lender may specify, either (1) cause the issuer to agree to comply with instructions from Lender as to such securities, without further consent of any Borrower or Guarantor or such nominee, or (2) arrange for Lender  to become the registered owner of the securities.

(ii)           Borrowers and Guarantors shall not, directly or indirectly, after the date hereof open, establish or maintain any investment account, securities account, commodity account or any other similar account (other than a deposit account or the Specified Investment Account) with any securities intermediary or commodity intermediary unless each of the following conditions is satisfied: (A)  Lender shall have received not less than five (5) Business Days prior written notice of the intention of Borrower or Guarantor to open or establish such account which notice shall specify in reasonable detail and specificity acceptable to Lender the name of the account, the owner of the account, the name and address of the securities intermediary or commodity intermediary at which such account is to be opened or established, the individual at such intermediary with whom such Borrower or Guarantor is dealing and the purpose of the account, (B) the securities intermediary or commodity intermediary (as the case may be) where such account is opened or maintained shall be reasonably acceptable to Lender, and (C) on or before the opening of such investment account, securities account or other similar account with a securities intermediary or commodity intermediary, such Borrower or Guarantor shall as Lender may specify either (1) execute and deliver, and cause to be executed and delivered to Lender, an Investment Property Control Agreement with respect thereto duly authorized, executed and delivered by such Borrower or Guarantor and such securities intermediary or commodity intermediary or (2) arrange for Lender to become the entitlement holder with respect to such investment property on terms and conditions reasonably acceptable to Lender.

(f)            Borrowers and Guarantors are not the beneficiary or otherwise entitled to any right to payment under any letter of credit, banker’s acceptance or similar instrument as of the date hereof, except as set forth in the Information Certificate.  In the event that any Borrower or Guarantor shall be entitled to or shall receive any right to payment under any letter of credit, banker’s acceptance or any similar instrument with a principal amount in excess of $250,000, individually, and $500,000, in the aggregate, whether as beneficiary thereof or otherwise after the date hereof, such Borrower or Guarantor shall promptly notify Lender thereof in writing.  Such Borrower or Guarantor shall immediately, as Lender may specify, either (i) deliver, or cause to be delivered to Lender, with respect to any such letter of credit, banker’s acceptance or similar instrument, the written agreement of the issuer and any other nominated person obligated to make any payment in respect thereof (including any confirming or negotiating bank), in form and substance reasonably satisfactory to Lender, consenting to the assignment of the proceeds of the letter of credit to Lender by such Borrower or Guarantor and agreeing to make all payments thereon directly to Lender or as Lender may otherwise direct or (ii) cause Lender to become, at Borrowers’ expense, the transferee beneficiary of the letter of credit, banker’s acceptance or similar instrument (as the case may be).

(g)           Borrowers and Guarantors do not have any commercial tort claims as of the date hereof, except as set forth in the Information Certificate.  In the event that any Borrower or Guarantor shall at any time after the date hereof have any commercial tort claims for an amount in excess of $250,000, individually, and $500,000, in the aggregate, such Borrower or Guarantor shall promptly notify Lender thereof in writing, which notice shall (i) set forth in reasonable detail the basis for and nature of such commercial tort claim and (ii) include the express grant by such Borrower or Guarantor to Lender of a security interest in such commercial tort claim (and the proceeds thereof).  In the event that such notice does not include such grant of a security interest, the sending thereof by such Borrower or Guarantor to Lender shall be deemed to constitute such grant to Lender. Upon the sending of such notice, any commercial tort claim described therein shall constitute part of the Collateral and shall be deemed included therein.  Without limiting the authorization of Lender provided in Section 5.2(a) hereof or otherwise arising by the execution by such Borrower or Guarantor of this Agreement or any of the other Financing Agreements, Lender is hereby irrevocably authorized from time to time and at any time to file such financing statements naming Lender or its designee as secured party and such Borrower or Guarantor as debtor, or any amendments to any financing statements, covering any such commercial tort claim as Collateral. In addition, each Borrower and Guarantor shall promptly upon Lender’s request, execute and deliver, or cause to be executed and delivered, to Lender such other agreements, documents and instruments as Lender may reasonably require in connection with such commercial tort claim.

(h)           Borrowers and Guarantors do not have any goods, documents of title or other Collateral in the custody, control or possession of a third party as of the date hereof, except (i) as set forth in the Information Certificate, (ii) Coffee Brewing Equipment and(iii) for goods located in the United States of America in transit to a location of a Borrower or Guarantor permitted herein in the ordinary course of business of such Borrower or Guarantor in the possession of the carrier transporting such goods.  In the event that any goods, documents of title or other Collateral (other than Coffee Brewing Equipment) are at any time after the date hereof in the custody, control or possession of any other person not referred to in the Information Certificate or such carriers with a Value in excess of $250,000, individually, and $500,000, in the aggregate, Borrowers and Guarantors shall promptly notify Lender thereof in writing.  Promptly upon Lender’s request, Borrowers and Guarantors shall deliver to Lender a Collateral Access

Agreement duly authorized, executed and delivered by such person and the Borrower or Guarantor that is the owner of such Collateral.

(i)            Borrowers and Guarantors shall take any other actions reasonably requested by Lender from time to time to cause the attachment, perfection and first priority of, and the ability of Lender to enforce, the security interest of Lender in any and all of the Collateral, including, without limitation, (i) executing, delivering and, where appropriate, filing financing statements and amendments relating thereto under the UCC or other applicable law, to the extent, if any, that any Borrower’s or Guarantor’s signature thereon is required therefor, (ii) causing Lender’s name to be noted as secured party on any certificate of title for a titled good if such notation is a condition to attachment, perfection or priority of, or ability of Lender to enforce, the security interest of Lender in such Collateral, (iii) complying with any provision of any statute, regulation or treaty of the United States of America as to any Collateral if compliance with such provision is a condition to attachment, perfection or priority of, or ability of Lender to enforce, the security interest of Lender in such Collateral, (iv) obtaining the consents and approvals of any Governmental Authority or third party, including, without limitation, any consent of any licensor, lessor or other person obligated on Collateral, and taking all actions required by any earlier versions of the UCC or by other law, as applicable in any relevant jurisdiction.

5.3           Special Provisions Regarding Collateral.  Borrowers and Guarantors hereby agree that any time that a Default or an Event of Default has occurred and is continuing, at the request of Lender, Borrowers and Guarantors shall take any and all actions requested by Lender from time to time to cause the attachment, perfection and first priority of, and the ability of Lender to enforce, the security interest of Lender in any and all of the Collateral, including, the Excluded Property.

SECTION  6.        COLLECTION AND ADMINISTRATION

6.1           Borrowers’ Loan Accounts.  Lender shall maintain one or more loan account(s) on its books in which shall be recorded (a) all Loans, Letters of Credit and other Obligations and the Collateral, (b) all payments made by or on behalf of any Borrower or Guarantor and (c) all other appropriate debits and credits as provided in this Agreement, including fees, charges, costs, expenses and interest.  All entries in the loan account(s) shall be made in accordance with Lender’s customary practices as in effect from time to time.

6.2           Statements.  Lender shall render to Administrative Borrower each month a statement setting forth the balance in the Borrowers’ loan account(s) maintained by Lender for Borrowers pursuant to the provisions of this Agreement, including principal, interest, fees, costs and expenses.  Each such statement shall be subject to subsequent adjustment by Lender but shall, absent manifest errors or omissions, be considered correct and deemed accepted by Borrowers and Guarantors and conclusively binding upon Borrowers and Guarantors as an account stated except to the extent that Lender receives a written notice from Administrative Borrower of any specific exceptions of Administrative Borrower thereto within thirty (30) days after the date such statement has been received by Administrative Borrower.  Until such time as Lender shall have rendered to Administrative Borrower a written statement as provided above, the balance in any Borrower’s loan account(s) shall be presumptive evidence of the amounts due and owing to Lender by Borrowers and Guarantors.

6.3           Collection of Accounts.

(a)           Borrowers and Guarantors shall establish and maintain, at their expense, deposit accounts and cash management services of a type and on terms, as Lender may reasonably specify at Lender no later than one hundred twenty (120) days after the date of this Agreement and, unless and until any or all of the deposit accounts and cash management services of Borrowers and Guarantors are transferred to Lender, then with the banks set forth on Schedule 8.10 to the Information Certificate.  The banks set forth on Schedule 8.10 of the Information Certificate constitute all of the banks with which Borrowers and Guarantors have deposit account and cash management arrangements as of the date of this Agreement and describes the nature of the use of such deposit account by such Borrower or Guarantor (collectively, together with any accounts of Borrowers and Guarantors at Lender, the “Cash Management Accounts” and individually a “Cash Management Account”).  Without limiting any other rights of Lender, in the event that such deposit accounts and cash management services of Borrowers and Guarantors are not established and operating at Lender within such one hundred twenty (120) day period, Borrowers and Guarantors shall deliver, or cause to be delivered to Lender, a Deposit Account Control Agreement duly authorized, executed and delivered by each bank where a Cash Management Account or Concentration Account is maintained.

(b)           Borrowers shall, and shall cause Guarantors to, deposit or cause to be deposited all proceeds of Collateral, including all proceeds from sales of Inventory, all amounts payable to each Borrower and Guarantor and all other proceeds of Collateral, from each location of such Borrower and Guarantor on each Business Day into the Cash Management Account of such Borrower and Guarantor used for such purpose.  All such funds deposited into the Cash Management Accounts shall be sent by wire transfer or other electronic funds transfer each day to the Concentration Accounts.

(c)           Without limiting any other rights or remedies of Lender, Lender may, at its option, instruct the depository banks at which the Concentration Accounts are maintained to transfer all available funds received or deposited into the Concentration Accounts to the Lender Payment Account at any time after the occurrence of a Cash Dominion Event.  At all times that Lender shall have notified any depository bank to transfer funds from a Concentration Account to the Lender Payment Account, all payments made to such Concentration Accounts, whether in respect of the Receivables, as proceeds of Inventory or other Collateral or otherwise shall be treated as payments to Lender in respect of the Obligations and therefore shall constitute the property of Lender to the extent of the then outstanding Obligations.

(d)           Without limiting any other rights or remedies of Lender, Lender may, at its option, send a “notice of exclusive control” or similar notice and otherwise instruct the securities intermediary or other Person party to an Investment Property Control Agreement that no funds in any investment account or other account subject to such agreement may be transferred except to the Concentration Accounts or otherwise paid to the Lender Payment Account at any time on or after a Cash Dominion Event and for so long as the same is continuing or at any time on or after Lender receives a notice of the intention of the securities intermediary or other party thereto to terminate such Investment Property Control Agreement.

(e)           For purposes of calculating the amount of the Loans and Letters of Credit  available to Borrowers, such payments or other funds received will be applied (conditional upon final collection) to the Obligations on the Business Day of receipt by Lender of immediately available funds in the Lender Payment Account provided such payments or other funds and notice thereof are received in accordance with Lender’s usual and customary practices as in effect from time to time and within sufficient time to credit such Borrower’s loan account on such day, and if not, then on the next Business Day.  For the purposes of calculating interest on the Obligations, such payments or other funds received will be applied (conditional upon final collection) to the Obligations one (1) Business Day following the date of receipt by Lender of immediately available funds in the Lender Payment Account provided such payments or other funds and notice thereof are received in accordance with Lender’s usual and customary practices as in effect from time to time and within sufficient time to credit such Borrower’s loan account on such day, and if not, then on the next Business Day.  In the event that at any time or from time to time there are no Revolving Loans outstanding, Lender shall be entitled to an administrative fee in an amount calculated based on the Interest Rate for Prime Rate Loans (on a per annum basis) multiplied by the amount of the funds received in the Concentration Accounts for such day as calculated by Lender in accordance with its customary practice.

(f)            Each Borrower and Guarantor and their respective employees, agents and Subsidiaries shall, acting as trustee for Lender, receive, as the property of Lender, any monies, checks, notes, drafts or any other payment relating to and/or proceeds of Accounts or other Collateral which come into their possession or under their control and immediately upon receipt thereof, shall deposit or cause the same to be deposited in the Concentration Accounts, or remit the same or cause the same to be remitted, in kind, to Lender.  In no event shall the same be commingled with any Borrower’s or Guarantor’s own funds.  Borrowers agree to reimburse Lender on demand for any amounts owed or paid to any bank or other financial institution at which a Concentration Account or any other deposit account or investment account is established or any other bank, financial institution or other person involved in the transfer of funds to or from the Concentration Accounts arising out of Lender’s payments to or indemnification of such bank, financial institution or other person.  The obligations of Borrowers to reimburse Lender for such amounts pursuant to this Section 6.3 shall survive the termination of this Agreement.

6.4           Payments.

(a)           All Obligations shall be payable to the Lender Payment Account as provided in Section 6.3 or such other place as Lender may designate from time to time.  Subject to the other terms and conditions contained herein, Lender shall apply payments received or collected from any Borrower or Guarantor or for the account of any Borrower or Guarantor (including the monetary proceeds of collections or of realization upon any Collateral) as follows: first, to pay any fees, indemnities or expense reimbursements then due to Lender from any Borrower or Guarantor; second, to pay interest due in respect of any Loans or Letter of Credit Obligations; third, to pay principal due in respect of the Loans and to pay Obligations then due arising under or pursuant to any Hedge Agreements of any Borrower or Guarantor with Lender or any Affiliate of Lender (up to the amount of any then effective Reserve established in respect of such Obligations), on a pro rata basis; fourth, to pay or prepay any other Obligations whether or not then due, in such order and manner as Lender determines and at any time an Event of Default exists or has occurred and is continuing, to provide cash collateral for any Letter of Credit Obligations or other contingent Obligations (but not including for this purpose any Obligations arising under or pursuant to any Bank Products); and fifth, to pay or prepay any Obligations arising under or pursuant to any Bank Products (other than to the extent provided for above) on a pro rata basis.  Notwithstanding anything to the contrary contained in this Agreement, (i) unless so directed by Administrative Borrower, or unless a Default or an Event of Default shall exist or have occurred and be continuing, Lender shall not apply any payments which it receives to any Eurodollar Rate Loans, except (A) on the expiration date of the Interest Period applicable to any such Eurodollar Rate Loans or (B) in the event that there are no outstanding Prime Rate Loans and (ii) to the extent Borrower uses any proceeds of the Loans or Letters of Credit to acquire rights in or the use of any Collateral or to repay any Indebtedness used to acquire rights in or the use of any Collateral, payments in respect of the Obligations shall be deemed applied first to the Obligations arising from Loans and Letters of Credit that were not used for such purposes and second to the Obligations arising from Loans and Letters of Credit the proceeds of which were used to acquire rights in or the use of any Collateral in the chronological order in which Borrower acquired such rights in or the use of such Collateral.

(b)           At Lender’s option, all principal, interest, fees, costs, expenses and other charges provided for in this Agreement or the other Financing Agreements may be charged directly to the loan account(s) of any Borrower maintained by Lender.  If after receipt of any payment of, or proceeds of Collateral applied to the payment of, any of the Obligations, Lender is required to surrender or return such payment or proceeds to any Person for any reason, then the Obligations intended to be satisfied by such payment or proceeds shall be reinstated and continue and this Agreement shall continue in full force and effect as if such payment or proceeds had not been received by Lender.  Borrowers and Guarantors shall be liable to pay to Lender, and do hereby indemnify and hold Lender harmless for the amount of any payments or proceeds surrendered or returned.  This Section 6.4(b) shall remain effective notwithstanding any contrary action which may be taken by Lender in reliance upon such payment or proceeds.  This Section 6.4 shall survive the payment of the Obligations and the termination of this Agreement.

6.5           Taxes.

(a)           Any and all payments by or on account of any of the Obligations shall be made free and clear of and without deduction or withholding for or on account of, any setoff,

counterclaim, defense, duties, taxes, levies, imposts, fees, deductions, charges, withholdings, liabilities, restrictions or conditions of any kind, excluding (i) taxes measured by Lender’s net income, and franchise taxes imposed on Lender, by the jurisdiction (or any political subdivision thereof) under the laws of which Lender is organized and (ii) any United States withholding taxes payable with respect to payments under the Financing Agreements under laws (including any statute, treaty or regulation) in effect on the date hereof applicable to Lender, but not excluding any United States withholding taxes payable as a result of any change in such laws occurring after the date of this Agreement (all such non-excluded taxes, levies, imposts, fees, deductions, charges, withholdings and liabilities being hereinafter referred to as “Taxes”).

(b)          If any Taxes shall be required by law to be deducted from or in respect of any sum payable in respect of the Obligations to Lender (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6.5), Lender receives an amount equal to the sum it would have received had no such deductions been made, (ii) the relevant Borrower or Guarantor shall make such deductions, (iii) the relevant Borrower or Guarantor shall pay the full amount deducted to the relevant taxing authority or other authority in accordance with applicable law and (iv) the relevant Borrower or Guarantor shall deliver to Lender evidence of such payment.

(c)           In addition, each Borrower and Guarantor agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies of the United States of America or any political subdivision thereof or any applicable foreign jurisdiction, and all liabilities with respect thereto, in each case arising from any payment made hereunder or under any of the other Financing Agreements or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or any of the other Financing Agreements (collectively, “Other Taxes”).

(d)          Each Borrower and Guarantor shall indemnify Lender for the full amount of Taxes and Other Taxes (including any Taxes and Other Taxes imposed by any jurisdiction on amounts payable under this Section 6.5) paid by Lender and any liability (including for penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted.  This indemnification shall be made within thirty (30) days from the date Lender makes written demand therefor.  A certificate as to the amount of such payment or liability delivered to Administrative Borrower by Lender shall be conclusive absent manifest error.

(e)           As soon as practicable after any payment of Taxes or Other Taxes by any Borrower or Guarantor, such Borrower or Guarantor shall furnish to Lender, at its address referred to herein, the original or a certified copy of a receipt evidencing payment thereof.

(f)            Without prejudice to the survival of any other agreements of any Borrower or Guarantor hereunder or under any of the other Financing Agreements, the agreements and obligations of such Borrower or Guarantor contained in this Section 6.5 shall survive the termination of this Agreement and the payment in full of the Obligations.

6.6           Authorization to Make Loans and Provide Letters of Credit.  Lender is authorized to make the Loans and provide the Letters of Credit based upon telephonic or other instructions received from anyone purporting to be an officer of Administrative Borrower or any Borrower or other authorized person or, at the discretion of Lender, if such Loans are necessary to satisfy any Obligations.  All requests for Loans or Letters of Credit hereunder shall specify the date on which the requested extension of credit is to be made or provided (which day shall be a Business Day) and the amount of the requested Loan.  Requests received after 11:00 a.m. Los Angeles time on any day shall be deemed to have been made as of the opening of business on the immediately following Business Day.  All Loans and Letters of Credit under this Agreement shall be conclusively presumed to have been made to, and at the request of and for the benefit of, any Borrower or Guarantor when deposited to the credit of any Borrower or Guarantor or otherwise disbursed or established in accordance with the instructions of any Borrower or Guarantor or in accordance with the terms and conditions of this Agreement.

6.7           Use of Proceeds.  Borrowers shall use the initial proceeds of the Loans and Letters of Credit hereunder only for:  (a) payments to each of the persons listed in the disbursement direction letter furnished by Borrowers to Lender on or about the date hereof and (b) costs, expenses and fees in connection with the preparation, negotiation, execution, delivery and performance of this Agreement, the other Financing Agreements and the Purchase Agreements.  All other Loans made or Letters of Credit provided to or for the benefit of any Borrower pursuant to the provisions hereof shall be used by such Borrower only for general operating, working capital and other proper corporate purposes of such Borrower not otherwise prohibited by the terms hereof.  None of the proceeds will be used, directly or indirectly, for the purpose of purchasing or carrying any margin security or for the purposes of reducing or retiring any indebtedness which was originally incurred to purchase or carry any margin security or for any other purpose which might cause any of the Loans to be considered a “purpose credit” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, as amended.

6.8           Appointment of Administrative Borrower as Agent for Requesting Loans and Receipts of Loans and Statements.

(a)           Each Borrower hereby irrevocably appoints and constitutes Administrative Borrower as its agent and attorney-in-fact to request and receive Loans and Letters of Credit pursuant to this Agreement and the other Financing Agreements from Lender in the name or on behalf of such Borrower.  Lender may disburse the Loans to such bank account of Administrative Borrower or a Borrower or otherwise make such Loans to a Borrower and provide such Letters of Credit to a Borrower as Administrative Borrower may designate or direct, without notice to any other Borrower or Guarantor.  Notwithstanding anything to the contrary contained herein, Lender may at any time and from time to time require that Loans to or for the account of any Borrower be disbursed directly to an operating account of such Borrower.

(b)           Administrative Borrower hereby accepts the appointment by Borrowers to act as the agent and attorney-in-fact of Borrowers pursuant to this Section 6.8. Administrative

Borrower shall ensure that the disbursement of any Loans to each Borrower requested by or paid to or for the account of  Parent, or the issuance of any Letter of Credit for a Borrower hereunder, shall be paid to or for the account of such Borrower.

(c)                                  Each Borrower and other Guarantor hereby irrevocably appoints and constitutes Administrative Borrower as its agent to receive statements on account and all other notices from Lender with respect to the Obligations or otherwise under or in connection with this Agreement and the other Financing Agreements.

(d)                                 Any notice, election, representation, warranty, agreement or undertaking by or on behalf of any other Borrower or any Guarantor by Administrative Borrower shall be deemed for all purposes to have been made by such Borrower or Guarantor, as the case may be, and shall be binding upon and enforceable against such Borrower or Guarantor to the same extent as if made directly by such Borrower or Guarantor.

(e)                                  No purported termination of the appointment of Administrative Borrower as agent as aforesaid shall be effective, except after ten (10) days’ prior written notice to Lender.

6.9                                 Bank Products.  Any Borrower or Guarantor may (but no such Person is required to) request that Lender or any Affiliate of Lender provide or arrange for such Person to obtain Bank Products from Lender or such Affiliate, and Lender or such Affiliate may, in its sole discretion, provide or arrange for such Borrower or Guarantor to obtain the requested Bank Products.  Borrower acknowledges and agrees that the obtaining of Bank Products from Lender or its Affiliates (a) is in the sole discretion of Lender or such Affiliate, and (b) is subject to all rules and regulations of Lender or such Affiliate with respect thereto.

SECTION  7.        COLLATERAL REPORTING AND COVENANTS

7.1                                 Collateral Reporting.

(a)                                  Borrowers shall provide Lender with the following documents in a form reasonably satisfactory to Lender:

(i)                                     as soon as possible after the end of each week (but in any event within three (3) Business Days after the end thereof), on a weekly basis, or more frequently as Lender may request if an Event of Default shall exist or have occurred and is continuing: (A) schedules of sales made, credits issued and cash received, (B) perpetual inventory reports, (C) report of quantity of green coffee included in Inventory, and (D) a Borrowing Base Certificate setting forth the calculation of the Borrowing Base as of the last Business Day of the immediately preceding week, duly completed and executed by the chief financial officer, vice president of finance, treasurer or controller of Borrowers, together with all schedules required pursuant to the terms of the Borrowing Base Certificate duly completed;

(ii)                                  as soon as possible after the end of each month (but in any event within ten (10) days after the end thereof), on a monthly basis or more frequently as Lender may request if an Event of Default shall exist or have occurred and is continuing, (A) agings of accounts receivable together with a reconciliation to the previous month’s aging and general ledger), (B) agings of accounts payable (and including information indicating the amounts owing to owners and lessors of leased premises, warehouses, processors and other third parties from time to time in possession of any Collateral); (C) schedules of sales made, credits issued and cash received, (D) inventory reports by location and category (and including the amounts of Inventory and the value thereof at, any leased locations and at premises of warehouses, processors or other third parties), (E) report of quantity of green coffee included in Inventory, and (F) a Borrowing Base Certificate setting forth the calculation of the Borrowing Base as of the last Business Day of the immediately preceding month, duly completed and executed by the chief financial officer, vice president of finance, treasurer or controller of Borrowers, together with all schedules required pursuant to the terms of the Borrowing Base Certificate duly completed

(iii)                               upon Lender’s request, (A) copies of customer statements, purchase orders, sales invoices, credit memos, remittance advices and reports, and copies of deposit slips and bank statements, (B) copies of shipping and delivery documents, and (C) copies of purchase orders, invoices and delivery documents for Inventory and Equipment acquired by any Borrower or Guarantor;

(iv)                              such other reports as to the Collateral as Lender shall reasonably request from time to time.

(b)                                 Nothing contained in any Borrowing Base Certificate shall be deemed to limit, impair or otherwise affect the rights of Lender contained herein and in the event of any conflict or inconsistency between the calculation of the Borrowing Base as set forth in any Borrowing Base Certificate and as determined by Lender in good faith, the determination of Lender shall govern and, absent manifest error, be conclusive and binding upon Borrowers and Guarantors. Without limiting the foregoing, Borrowers shall furnish to Lender any information which Lender may reasonably request regarding the determination and calculation of any of the amounts set forth in any Borrowing Base Certificate.  Subject to the limitations set forth herein, the Borrowing Base may be adjusted based on the information received by Lender pursuant to this Agreement.  If any Borrower’s or Guarantor’s records or reports of the Collateral are prepared or maintained by an accounting service, contractor, shipper or other agent, such Borrower and Guarantor hereby irrevocably authorizes such service, contractor, shipper or agent to deliver such records, reports, and related documents to Lender and to follow Lender’s instructions with respect to further services at any time that an Event of Default exists or has occurred and is continuing.

7.2                                 Accounts Covenants.

(a)                                  Borrowers shall notify Lender promptly of: (i) any material delay in any Borrower’s performance of any of its material obligations to any account debtor (to the extent the Accounts owed by any such account debtor to such Borrower exceeds $250,000), or the assertion of any material claims, offsets, defenses or counterclaims by any account debtor, or any material disputes with account debtors, or any settlement, adjustment or compromise thereof, (ii) all material adverse information known to any Borrower or Guarantor relating to the financial condition of any account debtor (to the extent the Accounts owed by any such account debtor to such Borrower exceeds $250,000) and (iii) any event or circumstance which, to the best of any Borrower’s or Guarantor’s knowledge, would cause Lender to consider any then existing Accounts as no longer constituting Eligible Accounts (to the extent the Accounts owed by any such account debtor to such Borrower exceeds $250,000).  No credit, discount, allowance or extension or agreement for any of the foregoing shall be granted to any account debtor without Lender’s consent, except as reported to Lender in accordance with this Agreement and except for credits, discounts, allowances or extensions made or given in the ordinary course of a Borrower’s or Guarantor’s business in accordance with practices and policies previously disclosed in writing to Lender and except as set forth in the schedules delivered to Lender pursuant to Section 7.1(a) above.  So long as no Event of Default exists or has occurred and is continuing, Borrowers and Guarantors shall settle, adjust or compromise any claim, offset, counterclaim or dispute with any account debtor.  At any time that an Event of Default exists or has occurred and is continuing, Lender shall, at its option, have the exclusive right to settle, adjust or compromise any claim, offset, counterclaim or dispute with account debtors or grant any credits, discounts or allowances.

(b)                                 With respect to each Account: (i) the amounts shown on any invoice delivered to Lender or schedule thereof delivered to Lender shall be true and complete, (ii) no payments shall be made thereon except payments remitted in accordance with Section 6.4 hereof, (iii) there shall be no setoffs, deductions, contras, defenses, counterclaims or disputes existing or asserted with respect thereto except as reported to Lender in accordance with the terms of this Agreement, (iv) none of the transactions giving rise thereto will violate any applicable foreign, Federal, State or local laws or regulations, all documentation relating thereto will be legally sufficient under such laws and regulations and all such documentation will be legally enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws limiting creditors’ rights generally and by general equitable principles.

(c)                                  Lender shall have the right at any time or times, in Lender’s name or in the name of a nominee of Lender, to verify the validity, amount or any other matter relating to any Receivables or other Collateral, by mail, telephone, facsimile transmission or otherwise.

7.3                                 Inventory Covenants.  With respect to the Inventory: (a) each Borrower and Guarantor shall at all times maintain inventory records reasonably satisfactory to Lender, keeping correct and accurate records itemizing and describing the kind, type, quality and quantity of Inventory, such Borrower’s or Guarantor’s cost therefor and daily withdrawals therefrom and additions thereto; (b) Borrowers and Guarantors shall conduct a physical count of the Inventory either through periodic cycle counts or wall to wall counts so that at least ninety-five (95%) of all Inventory is subject to such counts at least once each year during the term hereof but at any time or times as Lender may request on or after an Event of Default and for so long as the same is continuing, and promptly following such physical inventory (whether through periodic cycle counts or wall to wall counts) shall supply Lender with a report in the form and with such specificity as may be reasonably satisfactory to Lender concerning such physical count; (c) Borrowers and Guarantors shall not remove any Inventory from the locations set forth or permitted herein, without the prior written consent of Lender, except for sales of Inventory in the ordinary course of its business and except to move Inventory directly from one location set forth or permitted herein to another such location and except for Inventory shipped from the manufacturer thereof to such Borrower or Guarantor which is in transit to the locations set forth or permitted herein; (d) upon Lender’s request, Borrowers shall, (i) at their expense, no more than two (2) times in any twelve (12) month period, (ii) at their expense one (1) additional time at any time that Excess Availability is less than $10,000,000, (iii) at Lender’s expense, two (2) further additional times, as Lender may request in such twelve (12) month period and (iv) at any time or times at Borrowers’ expense as Lender may request if a Default or Event of Default shall exist or have occurred and be continuing, deliver or cause to be delivered to Lender written appraisals as to the Inventory in form, scope and methodology reasonably acceptable to Lender and by an appraiser reasonably acceptable to Lender, addressed to Lender and upon which Lender is expressly permitted to rely; (e) Borrowers and Guarantors shall produce, use, store and maintain the Inventory with all reasonable care and caution and in accordance with applicable standards of any insurance and in conformity with applicable laws (including the requirements of the Federal Fair Labor Standards Act of 1938, as amended and all rules, regulations and orders related thereto); (f) none of the Inventory or other Collateral constitutes farm products or the proceeds thereof; (g) each Borrower and Guarantor assumes all responsibility and liability arising from or relating to the production, use, sale or other disposition of the Inventory; (h) Borrowers and Guarantors shall not sell Inventory to any customer on approval, or any other basis which entitles the customer to return or may obligate any Borrower or Guarantor to repurchase such Inventory, except for the right to return given to customers of Borrowers in the ordinary course of the business of Borrowers in accordance with the then current return policy of Borrowers; (i) Borrowers and Guarantors shall keep the Inventory in good and marketable condition (subject to Borrowers’ normal reserves for damaged and defective Inventory); and (j) Borrowers and Guarantors shall not, without prior written notice to Lender or the specific identification of such Inventory in a report with respect thereto provided by Administrative Borrower to Lender pursuant to Section 7.1(a) hereof, acquire or accept any Inventory on consignment or approval.

7.4                                 Equipment and Real Property Covenants.  With respect to the Equipment and Real Property:  (a) Borrowers and Guarantors shall keep the Equipment in good order, repair, running and marketable condition (ordinary wear and tear excepted); (b) Borrowers and Guarantors shall use the Equipment and Real Property with all reasonable care and caution and in accordance with applicable standards of any insurance and in conformity with all applicable laws; (c) the

Equipment (other than cars owned by any Borrower and in use by employees of such Borrower) is and shall be used in the business of Borrowers and Guarantors and not for personal, family, household or farming use; (d) Borrowers and Guarantors shall not remove any Equipment from the locations set forth or permitted herein, except to the extent expressly permitted under this Agreement or to the extent necessary to have any Equipment repaired or maintained in the ordinary course of its business or to move Equipment directly from one location set forth or permitted herein to another such location and except for the movement of motor vehicles used by or for the benefit of such Borrower or Guarantor in the ordinary course of business; (e) the Equipment is now and shall remain personal property and Borrowers and Guarantors shall not permit any of the Equipment to be or become a part of or, except for removable trade fixtures, affixed to real property; and (f) each Borrower and Guarantor assumes all responsibility and liability arising from the use of the Equipment and Real Property.

7.5                                 Power of Attorney.  Each Borrower and Guarantor hereby irrevocably designates and appoints Lender (and all persons designated by Lender) as such Borrower’s and Guarantor’s true and lawful attorney-in-fact, and authorizes Lender, in such Borrower’s, Guarantor’s or Lender’s name, to: (a) at any time an Event of Default exists or has occurred and is continuing (i) demand payment on Receivables or other Collateral, (ii) enforce payment of Receivables by legal proceedings or otherwise, (iii) exercise all of such Borrower’s or Guarantor’s rights and remedies to collect any Receivable or other Collateral, (iv) sell or assign any Receivable upon such terms, for such amount and at such time or times as Lender deems advisable, (v) settle, adjust, compromise, extend or renew an Account, (vi) discharge and release any Receivable, (vii) prepare, file and sign such Borrower’s or Guarantor’s name on any proof of claim in bankruptcy or other similar document against an account debtor or other obligor in respect of any Receivables or other Collateral, (viii) notify the post office authorities to change the address for delivery of remittances from account debtors or other obligors in respect of Receivables or other proceeds of Collateral to an address designated by Lender, and open and dispose of all mail addressed to such Borrower or Guarantor and handle and store all mail relating to the Collateral; and (ix) do all acts and things which are reasonably necessary, in Lender’s determination, to fulfill such Borrower’s or Guarantor’s obligations under this Agreement and the other Financing Agreements and (b) at any time after the occurrence of a Cash Dominion Event to (i) take control in any manner of any item of payment in respect of Receivables or constituting Collateral or otherwise received in or for deposit in the Concentration Accounts or otherwise received by Lender, (ii) have access to any lockbox or postal box into which remittances from account debtors or other obligors in respect of Receivables or other proceeds of Collateral are sent or received, if after the occurrence of a Cash Dominion Event, (iii) endorse such Borrower’s or Guarantor’s name upon any items of payment in respect of Receivables or constituting Collateral or otherwise received by Lender and deposit the same in Lender’s account for application to the Obligations, (iv) endorse such Borrower’s or Guarantor’s name upon any chattel paper, document, instrument, invoice, or similar document or agreement relating to any Receivable or any goods pertaining thereto or any other Collateral, including any warehouse or other receipts, or bills of lading and other negotiable or non-negotiable documents, (v) clear Inventory the purchase of which was financed with a Letter of Credit through U.S. Customs or foreign export control authorities in such Borrower’s or Guarantor’s name, Lender’s name or the name of Lender’s designee, and to sign and deliver to customs officials powers of attorney in such Borrower’s or Guarantor’s name for such purpose, and to complete in such Borrower’s or Guarantor’s or Lender’s name, any order, sale or transaction, obtain the necessary documents in connection therewith and collect the proceeds thereof, and (vi) sign such Borrower’s or Guarantor’s name on any verification of Receivables and notices thereof to account debtors or any secondary obligors or other obligors in respect thereof.  Each Borrower and Guarantor hereby releases Lender and its officers, employees and designees from any liabilities arising from any act or acts under this power of attorney and in furtherance thereof, whether of omission or commission, except as a result of Lender’s own gross negligence or willful misconduct as determined pursuant to a final non-appealable order of a court of competent jurisdiction.

7.6                                 Right to Cure.  Lender may, at its option, upon notice to Administrative Borrower, (a) cure any default by any Borrower or Guarantor under any material agreement with a third party that affects the Collateral, its value or the ability of Lender to collect, sell or otherwise dispose of the Collateral or the rights and remedies of Lender therein or the ability of any Borrower or Guarantor to perform its obligations hereunder or under any of the other Financing Agreements, (b) pay or bond on appeal any judgment entered against any Borrower or Guarantor, (c) discharge taxes, liens, security interests or other encumbrances at any time levied on or existing with respect to the Collateral, and (d) pay any amount, incur any expense or perform any act which, in Lender’s reasonable judgment, is necessary or appropriate to preserve, protect, insure or maintain the Collateral and the rights of Lender with respect thereto.  Lender may add any amounts so expended to the Obligations and charge any Borrower’s account therefor, such amounts to be repayable by Borrowers on demand.  Lender shall be under no obligation to effect such cure, payment or bonding and shall not, by doing so, be deemed to have assumed any obligation or liability of any Borrower or Guarantor.  Any payment made or other action taken by Lender under this Section shall be without prejudice to any right to assert an Event of Default hereunder and to proceed accordingly.

7.7                                 Access to Premises.  From time to time as requested by Lender, at the cost and expense of Borrowers, (a) Lender or its designee shall have complete access to all of each Borrower’s and Guarantor’s premises during normal business hours and after notice to Parent, or at any time and without notice to Administrative Borrower if an Event of Default exists or has occurred and is continuing, for the purposes of inspecting, verifying and auditing the Collateral and all of each Borrower’s and Guarantor’s books and records, including the Records, and (b) each Borrower and Guarantor shall promptly furnish to Lender such copies of such books and records or extracts therefrom as Lender may reasonably request, and (c) Lender or Lender’s designee may use during normal business hours such of any Borrower’s and Guarantor’s personnel, equipment, supplies and premises as may be reasonably necessary for the foregoing and if an Event of Default exists or has occurred and is continuing for the collection of Receivables and realization of other Collateral.  Lender may conduct up to four (4) field examinations with respect to the Collateral in each consecutive twelve (12) month period after the date of this Agreement at the expense of Borrowers and such other field examinations as

Lender may reasonably require at its expense and at any time upon the occurrence and during the continuance of an any Event of Default at the expense of Borrowers.

SECTION  8.        REPRESENTATIONS AND WARRANTIES

Each Borrower and Guarantor hereby represents and warrants to Lender the following (which shall survive the execution and delivery of this Agreement):

8.1                                 Corporate or Limited Liability Company Existence, Power and Authority.  Each Borrower and Guarantor is a corporation or limited liability company duly organized and in good standing under the laws of its jurisdiction of organization and is duly qualified as a foreign corporation or limited liability company and in good standing in all states or other jurisdictions where the nature and extent of the business transacted by it or the ownership of assets makes such qualification necessary, except for those jurisdictions in which the failure to so qualify would not have a Material Adverse Effect.  The execution, delivery and performance of this Agreement, the other Financing Agreements and the transactions contemplated hereunder and thereunder (a) are all within each Borrower’s and Guarantor’s corporate or limited liability powers, as applicable, (b)  have been duly authorized, (c) are not in contravention of law or the terms of any Borrower’s or Guarantor’s certificate of incorporation, by-laws, or other organizational documentation, (d) are not in contravention of the terms of or any indenture, agreement or undertaking to which any Borrower or Guarantor is a party or by which any Borrower or Guarantor or its property are bound and (e) will not result in the creation or imposition of, or require or give rise to any obligation to grant, any lien, security interest, charge or other encumbrance upon any property of any Borrower or Guarantor, except for security interests and liens expressly permitted by Section 9.8 hereof.  This Agreement and the other Financing Agreements to which any Borrower or Guarantor is a party constitute legal, valid and binding obligations of such Borrower and Guarantor enforceable in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar law limiting creditors’ rights generally and by general equitable principles.

8.2                                 Name; State of Organization; Chief Executive Office; Collateral Locations.

(a)                                  The exact legal name of each Borrower and Guarantor is as set forth on the signature page of this Agreement and in the Information Certificate.  No Borrower or Guarantor has, during the five years prior to the date of this Agreement, been known by or used any other corporate or fictitious name or been a party to any merger or consolidation, or acquired all or substantially all of the assets of any Person, or acquired any of its property or assets out of the ordinary course of business, except for the Acquisition and as set forth in the Information Certificate.

(b)                                 Each Borrower and Guarantor is an organization of the type and organized in the jurisdiction set forth in the Information Certificate.  The Information Certificate accurately sets forth the organizational identification number of each Borrower and Guarantor or accurately states that such Borrower or Guarantor has none and accurately sets forth the federal employer identification number of each Borrower and Guarantor.

(c)                                  The chief executive office and mailing address of each Borrower and Guarantor and each Borrower’s and Guarantor’s Records concerning Accounts are located only at the address identified as such in Schedule 8.2 to the Information Certificate and its only other places of business and the only other locations of Collateral, if any, are the addresses set forth in Schedule 8.2 to the Information Certificate, subject to the rights of any Borrower or Guarantor to establish new locations in accordance with Section 9.2 below and other than Collateral in transit to any such locations.  The Information Certificate correctly identifies any of such locations which are not owned by a Borrower or Guarantor and sets forth the owners and/or operators thereof.

8.3                                 Financial Statements; No Material Adverse Change.  All financial statements relating to any Borrower or Guarantor which have been or may hereafter be delivered by any Borrower or Guarantor to Lender have been prepared in accordance with GAAP (except as to any interim financial statements, to the extent such statements are subject to normal year-end adjustments and do not include any notes) and fairly present in all material respects the financial condition and the results of operation of such Borrower and Guarantor as at the dates and for the periods set forth therein.  Except as disclosed in any interim financial statements furnished by Borrowers and Guarantors to Lender prior to the date of this Agreement, there has been no act, condition or event which has had or is reasonably likely to have a Material Adverse Effect since the date of the most recent audited financial statements of any Borrower or Guarantor furnished by any Borrower or Guarantor to Lender prior to the date of this Agreement.  The projections dated December 31, 2008 for each month from the date hereof through and including June 30, 2010 that have been delivered to Lender or any projections hereafter delivered to Lender have been prepared in light of the past operations of the businesses of Borrowers and Guarantors and are based upon estimates and assumptions stated therein, all of which Borrowers and Guarantors have determined to be reasonable and fair in light of the then current conditions and current facts and reflect the good faith and reasonable estimates of Borrowers and Guarantors of the future financial performance of Parent and its Subsidiaries and of the other information projected therein for the periods set forth therein.  The execution and delivery of the Purchase Agreements and the consummation of the transactions contemplated thereby do not and will not result in (a) any violation by any Borrower or Guarantor of any provisions of the Worker Adjustment and Retraining Notification Act or (b) any liability to any Borrower or Guarantor under such Act which would be reasonably expected to have a Material Adverse Effect.

8.4                                 Priority of Liens; Title to Properties.  The security interests and liens granted to Lender under this Agreement and the other Financing Agreements constitute valid and perfected first priority liens and security interests in and upon the Collateral subject only to the liens indicated on Schedule 8.4 to the Information Certificate and the other liens permitted under Section 9.8 hereof.  Each Borrower and Guarantor has good and marketable fee simple title to or valid leasehold interests in all of its Real Property and good, valid and merchantable title to all of its other properties and assets subject to no liens, mortgages, pledges, security interests, encumbrances or charges of any kind, except those granted to Lender and such others as are specifically listed on Schedule 8.4 to the Information Certificate or permitted under Section 9.8 hereof.

8.5                                 Tax Returns.  Each Borrower and Guarantor has filed, or caused to be filed, in a timely manner all tax returns, reports and declarations which are required to be filed by it.  All information in such tax returns, reports and declarations is complete and accurate in all material respects.  Each Borrower and Guarantor has paid or caused to be paid all taxes due and payable or claimed due and payable in any assessment received by it, except taxes the validity of which are being contested in good faith by appropriate proceedings diligently pursued and available to such Borrower or Guarantor and with respect to which adequate reserves have been set aside on its books.  Adequate provision has been made for the payment of all accrued and unpaid Federal, State, county, local, foreign and other taxes whether or not yet due and payable and whether or not disputed.

8.6                                 Litigation.  Except as set forth on Schedule 8.6 to the Information Certificate, (a) there is no investigation by any Governmental Authority pending, or to the best of any Borrower’s or Guarantor’s knowledge threatened, against or affecting any Borrower or Guarantor, its or their assets or business or the Purchased Assets and (b) there is no action, suit, proceeding or claim by any Person pending, or to the best of any Borrower’s or Guarantor’s knowledge threatened, against any Borrower or Guarantor or its or their assets or goodwill or the Purchased Assets, or against or affecting any transactions contemplated by this Agreement or the Purchase Agreements, in each case, which if adversely determined against such Borrower or Guarantor has or could reasonably be expected to have a Material Adverse Effect.

8.7                                 Compliance with Other Agreements and Applicable Laws.

(a)                                  Borrowers and Guarantors are not in default in any respect under, or in violation in any respect of the terms of, any material agreement, contract, instrument, lease or other commitment to which it is a party or by which it or any of its assets are bound, except where such default or violation would not be reasonably expected to have a Material Adverse Effect.  Borrowers and Guarantors are in compliance with the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority relating to their respective businesses, including, without limitation, those set forth in or promulgated pursuant to the Occupational Safety and Health Act of 1970, as amended, the Fair Labor Standards Act of 1938, as amended, ERISA, the Code, as amended, and the rules and regulations thereunder, and all Environmental Laws, in each case except where the failure to so comply would not be reasonably expected to have a Material Adverse Effect.

(b)                                 Borrowers and Guarantors have obtained all material permits, licenses, approvals, consents, certificates, orders or authorizations of any Governmental Authority required for the lawful conduct of its business (the “Permits”), except to the extent the failure to so obtain would not reasonably be expected to have a Material Adverse Effect.  All of the

Permits are valid and subsisting and in full force and effect.  There are no actions, claims or proceedings pending or to the best of any Borrower’s or Guarantor’s knowledge, threatened that seek the revocation, cancellation, suspension or modification of any of the Permits.

8.8                                 Environmental Compliance.

(a)                                  Except as set forth on Schedule 8.8 to the Information Certificate, Borrowers, Guarantors and any Subsidiary of any Borrower or Guarantor have not generated, used, stored, treated, transported, manufactured, handled, produced or disposed of any Hazardous Materials, on or off its premises (whether or not owned by it) in any manner which at any time violates in any material respect any applicable Environmental Law or Permit, and the operations of Borrowers, Guarantors and any Subsidiary of any Borrower or Guarantor complies in all material respects with all Environmental Laws and all Permits, except for such non-compliance which could not be reasonably expected to result in a Material Adverse Effect.

(b)                                 Except as set forth on Schedule 8.8 to the Information Certificate, there has been no investigation by any Governmental Authority or any proceeding, complaint, order, directive, claim, citation or notice by any Governmental Authority or any other person nor is any pending or to the best of any Borrower’s or Guarantor’s knowledge threatened, with respect to any non-compliance with or violation of the requirements of any Environmental Law by any Borrower or Guarantor and any Subsidiary of any Borrower or Guarantor or the release, spill or discharge, threatened or actual, of any Hazardous Material or the generation, use, storage, treatment, transportation, manufacture, handling, production or disposal of any Hazardous Materials or any other environmental, health or safety matter, which in any case could reasonably be expected to result in a Material Adverse Effect.

(c)                                  Except as set forth on Schedule 8.8 to the Information Certificate, Borrowers, Guarantors and their Subsidiaries have no material liability (contingent or otherwise) in connection with a release, spill or discharge, threatened or actual, of any Hazardous Materials or the generation, use, storage, treatment, transportation, manufacture, handling, production or disposal of any Hazardous Materials which in any case could reasonably be expected to result in a Material Adverse Effect.

(d)                                 Borrowers, Guarantors and their Subsidiaries have all Permits required to be obtained or filed in connection with the operations of Borrowers and Guarantors under any Environmental Law, except where the failure to maintain or have such Permits could not reasonably be expected to result in a Material Adverse Effect, and all of such licenses, certificates, approvals or similar authorizations and other Permits are valid and in full force and effect.

8.9                                 Employee Benefits.

(a)                                  Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Code and other Federal or State law.  Each Plan which is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and to the best of any Borrower’s or Guarantor’s knowledge, nothing has occurred which would cause the loss of such qualification.  Each Borrower and its ERISA Affiliates have made all required contributions to any Plan subject to Section 412 or Section 430 of the Code, and no application for a funding waiver or an extension of any amortization period pursuant to Section 412 or Section 430 of the Code has been made with respect to any Plan.

(b)                                 There are no pending, or to the best of any Borrower’s or Guarantor’s knowledge, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan.  There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan, which could be reasonably expected to subject any Borrower or Guarantor to liability in excess of $250,000.

(c)                                  (i)  No ERISA Event has occurred or is reasonably expected to occur; (ii) based on the latest valuation of each Pension Plan and on the actuarial methods and assumptions employed for such valuation (determined in accordance with the assumptions used for funding such Pension Plan pursuant to Section 412 or 430 of the Code), each Plan is in compliance with the minimum funding requirements of Section 412 and 430 of the Code; (iii) each Borrower and Guarantor, and their ERISA Affiliates, have not incurred and do not reasonably expect to incur, any liability under Title IV of ERISA with respect to any Plan (other than premiums due and not delinquent under Section 4007 of ERISA); (iv) each Borrower and Guarantor, and their ERISA Affiliates, have not incurred and do not reasonably expect to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (v) each Borrower and Guarantor, and their ERISA Affiliates, have not engaged in a transaction that would be subject to Section 4069 or 4212(c) of ERISA.

8.10                           Bank Accounts.  All of the deposit accounts, investment accounts or other accounts in the name of or used by any Borrower or Guarantor maintained at any bank or other financial institution are set forth on Schedule 8.10 to the Information Certificate, subject to the right of each Borrower and Guarantor to establish new accounts in accordance with Section 5.2 hereof.

8.11                           Intellectual Property.  Each Borrower and Guarantor owns or licenses or otherwise has the right to use all Intellectual Property necessary for the operation of its business as presently conducted or proposed to be conducted.  As of the date hereof, Borrowers and Guarantors do not have any Intellectual Property registered, or subject to pending applications, in the United States Patent and Trademark Office or any similar office or agency in the United States of America, any State thereof, any political subdivision thereof or in any other country, other than those described in Schedule 8.11 to the Information Certificate and has not granted any licenses with respect thereto other than as set forth in Schedule 8.11 to the Information Certificate.  No event has occurred which permits or would permit after notice or passage of time or both, the revocation, suspension or termination of such rights.  To the best of any Borrower’s and Guarantor’s knowledge, no slogan or other advertising device, product, process, method, substance or other Intellectual Property or goods bearing or using any Intellectual Property presently contemplated to be sold by or employed by any Borrower or Guarantor infringes any patent, trademark, servicemark, tradename, copyright, license or other Intellectual Property owned by any other Person presently and no claim or litigation is pending or threatened against or affecting any Borrower or Guarantor contesting its right to sell or use any such Intellectual Property.  Schedule 8.11 to the Information Certificate sets forth all of the agreements or other arrangements of each Borrower and Guarantor pursuant to which such Borrower or Guarantor has a license (other than commercially available off-the-shelf software) or other right to use any trademarks, logos, designs, representations or other Intellectual Property owned by another person as in effect on the date hereof and the dates of the expiration of such agreements or other arrangements of such Borrower or Guarantor as in effect on the date hereof (collectively, together with such agreements or other arrangements as may be entered into by any Borrower or Guarantor after the date hereof, collectively, the “License Agreements” and individually, a “License Agreement”).  No trademark, servicemark, copyright or other Intellectual Property at any time used by any Borrower or Guarantor which is owned by another person, or owned by such Borrower or Guarantor subject to any security interest, lien, collateral assignment, pledge or other encumbrance in favor of any person other than Lender, is affixed to any Eligible Inventory, except (a)  to the extent permitted under the term of the license agreements listed on Schedule 8.11 to the Information Certificate and (b) to the extent the sale of Inventory to which such Intellectual Property is affixed is permitted to be sold by such Borrower or Guarantor under applicable law (including the United States Copyright Act of 1976).

8.12                           Subsidiaries; Affiliates; Capitalization; Solvency.

(a)                                  Each Borrower and Guarantor does not have any direct or indirect Subsidiaries or Affiliates and is not engaged in any joint venture or partnership except as set forth in Schedule 8.12 to the Information Certificate.

(b)                               Each Borrower and Guarantor is the record and beneficial owner of all of the issued and outstanding shares of Capital Stock of each of the Subsidiaries listed on Schedule 8.12 to the Information Certificate as being owned by such Borrower or Guarantor and there are no proxies, irrevocable or otherwise, with respect to such shares and no equity securities of any of the Subsidiaries are or may become required to be issued by reason of any options, warrants, rights to subscribe to, calls or commitments of any kind or nature and there are no contracts, commitments, understandings or arrangements by which any Subsidiary is or may become bound to issue additional shares of it Capital Stock or securities convertible into or exchangeable for such shares.

(c)                                  The issued and outstanding shares of Capital Stock of each Borrower and Guarantor are directly and beneficially owned and held by the persons indicated in the Information Certificate, and in each case all of such shares have been duly authorized and are fully paid and non-assessable, free and clear of all claims, liens, pledges and encumbrances of any kind, except as disclosed in writing to Lender prior to the date hereof.

(d)                                 Each Borrower and Guarantor is Solvent and will continue to be Solvent after the creation of the Obligations, the security interests of Lender and the other transaction contemplated hereunder and under the Purchase Agreements.

(e)                                  The Inactive Subsidiary does not have any material liabilities, is not engaged in any business or commercial activities, does not own any assets with a book value of more than $100,000 in the aggregate and is not obligated or liable, directly or indirectly, contingently or otherwise, in respect of any material Indebtedness or other material obligations.

8.13                           Labor Disputes.

(a)                                  Set forth on Schedule 8.13 to the Information Certificate is a list (including dates of termination) of all collective bargaining or similar agreements between or applicable to each Borrower and Guarantor and any union, labor organization or other bargaining agent in respect of the employees of any Borrower or Guarantor on the date hereof.

(b)                                 There is (i) no material unfair labor practice complaint pending against any Borrower or Guarantor or, to the best of any Borrower’s or Guarantor’s knowledge, threatened against it, before the National Labor Relations Board, and no significant grievance or significant arbitration proceeding arising out of or under any collective bargaining agreement is pending on the date hereof against any Borrower or Guarantor or, to best of any Borrower’s or Guarantor’s knowledge, threatened against it, and (ii) no material strike, labor dispute, slowdown or stoppage is pending against any Borrower or Guarantor or, to the best of any Borrower’s or Guarantor’s knowledge, threatened against any Borrower or Guarantor.

8.14                           Restrictions on Subsidiaries.  Except for restrictions contained in this Agreement or any other agreement with respect to Indebtedness of any Borrower or Guarantor permitted hereunder as in effect on the date hereof, there are no contractual or consensual restrictions on any Borrower or Guarantor or any of its Subsidiaries which prohibit or otherwise restrict (a) the transfer of cash or other assets (i) between any Borrower or Guarantor and any of its or their Subsidiaries or (ii) between any Subsidiaries of any Borrower or Guarantor or (b) the ability of any Borrower or Guarantor or any of its or their Subsidiaries to incur Indebtedness or grant security interests to Lender in the Collateral.

8.15                           Material Contracts.  Schedule 8.15 to the Information Certificate sets forth all Material Contracts to which any Borrower or Guarantor is a party or is bound as of the date hereof.  Borrowers and Guarantors have delivered true, correct and complete copies of such Material Contracts to Lender on or before the date hereof.  Borrowers and Guarantors are not in breach or in default in any material respect of or under any Material Contract and have not received any notice of the intention of any other party thereto to terminate any Material Contract.

8.16                           Payable Practices.  Each Borrower and Guarantor have not made any material change in the historical accounts payable practices from those in effect immediately prior to the date hereof.

8.17                           OFAC.  None of Borrower, any Subsidiary of Borrower or any Affiliate of Borrower: (a) is a Sanctioned Person, (b) has more than ten (10%) percent of its assets in Sanctioned Entities, or (c) derives more than ten (10%) percent of its operating income from investments in, or transactions with Sanctioned Persons or Sanctioned Entities.  The proceeds of any Loan will not be used and have not been used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Entity.

8.18                           Acquisition of Purchased Assets.

(a)                                  The Purchase Agreements and the transactions contemplated thereunder have been duly executed, delivered and performed in accordance with their terms by the respective parties thereto in all respects, including the fulfillment (not merely the waiver, except as may be disclosed to Lender and consented to in writing by Lender) of all conditions precedent set forth therein and giving effect to the terms of the Purchase Agreements and the assignments to be executed and delivered by Sellers (or any of their respective affiliates or subsidiaries) thereunder, Borrowers acquired and have good and marketable title to the Purchased Assets, free and clear of all claims, liens, pledges and encumbrances of any kind, except as permitted hereunder.

(b)                               All actions and proceedings, required by the Purchase Agreements, applicable law or regulation (including, but not limited to, compliance with the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended) have been taken and the transactions required thereunder have been duly and validly taken and consummated.

(c)                                  No court of competent jurisdiction has issued any injunction, restraining order or other order which prohibits consummation of the transactions described in the Purchase Agreements and no governmental or other action or proceeding has been threatened or commenced, seeking any injunction, restraining order or other order which seeks to void or otherwise modify the transactions described in the Purchase Agreements.

(d)                               Borrowers have delivered, or caused to be delivered, to Lender, true, correct and complete copies of the Purchase Agreements.

8.19                           ESOP/ESOT.

(a)                                  The ESOP is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the Code and Section 407(d)(6) of ERISA) and is qualified under Section 401(a) of the Code.  The ESOP has been established, and is operated in compliance with, all applicable Laws, including the Code and ERISA.

(b)                               The ESOT has been duly constituted in accordance with the ESOT Trust Agreement and pursuant to the ESOP; is duly and validly existing under the Laws of the State of California as a trust (it being understood that the ESOT is not a business trust), is duly qualified under Section 401(a) of the Code and is tax-exempt under Section 501(a) of the Code.  The ESOT has been established, and is operated in compliance in all material respects with all applicable laws, rules and regulations of any applicable Governmental Authority, including the Code and ERISA.

(c)                                  The execution, delivery and performance by the ESOT of the ESOP Documents and continued holding of ESOP Shares by the ESOT and the administration of the ESOP and the ESOT pursuant to the ESOP Documents: (i) are within the ESOP’s and ESOT’s powers and have been duly authorized by all necessary action; (ii) require no action by or in respect of, or filing with, any Governmental Authority (other than those duly obtained prior to the date hereof and that are in full force and effect and routine filings subsequent to the date hereof pursuant to reporting requirements of ERISA); (iii) do not contravene, or constitute a default under, any provision of laws, rules and regulations of any applicable Governmental Authority or of any agreement, judgment, injunction, order, decree or other instrument binding upon the ESOP or ESOT; (iv) does not result in the creation or imposition of any lien, security interest, claim, charge or other encumbrance on any asset of the ESOP or ESOT (other than as contemplated by the ESOP Documents); and (v) does not result in any tax under Section 4975 of the Code.

(d)                               No Borrower or Guarantor shall amend, modify, change, agree to any amendment, modification or other change to (or make any payment consistent with any amendment or other change to) or waive any of its rights under any of the ESOP Documents in any manner which would adversely affect, or could reasonably be expected to adversely affect, the Obligations or the Collateral.

(e)                                  As of December 31, 2008, the outstanding principal amount of the ESOP Indebtedness was $40,038,907.

8.20                           ESOP Loan Documents.

(a)                                  To the best of Borrowers’ and Guarantors’ knowledge, the loan evidenced by the ESOP Loan Documents constitutes an “exempt loan” within the meaning of Section 4975(d)(3) of the Code and complies with all requirements applicable to exempt loans under 26 C.F.R. §54.4975-7(b)(1)(iii) and 29 C.F.R. §2550.408(b)-3(a)(3).

(b)                               To the best of Borrowers’ and Guarantors’ knowledge, the execution, delivery and performance of the ESOP Loan Documents and the ESOP Documents by the parties thereto, and the consummation of the transactions contemplated thereby, will not constitute a “prohibited transaction” or otherwise constitute a violation of, or give rise to any liability under any laws, rules and regulations of any applicable Governmental Authority (including without limitation, ERISA and the Code).

8.21                           Accuracy and Completeness of Information.  All information furnished by or on behalf of any Borrower or Guarantor in writing to Lender in connection with this Agreement or any of the other Financing Agreements or any transaction contemplated hereby or thereby, including all information on the Information Certificate is true and correct in all material respects on the date as of which such information is dated or certified and does not omit any material fact necessary in order to make such information not misleading (it being understood that any forward-looking statement or projection shall be judged in light of the circumstances then known to, or which were reasonably believed by a person making such statement or projection and having the information reasonably available to a Person so situated).  No event or circumstance has occurred which has had or could reasonably be expected to have a Material Adverse Effect, which has not been fully and accurately disclosed to Lender in writing prior to the date hereof.

8.22                           Survival of Warranties; Cumulative.  All representations and warranties contained in this Agreement or any of the other Financing Agreements shall survive the execution and delivery of this Agreement and shall be deemed to have been made again to Lender on the date of each additional borrowing or other credit accommodation hereunder and shall be conclusively presumed to have been relied on by Lender regardless of any investigation made or information possessed by Lender.  The representations and warranties set forth herein shall be cumulative and in addition to any other representations or warranties which any Borrower or Guarantor shall now or hereafter give, or cause to be given, to Lender.

SECTION  9.        AFFIRMATIVE AND NEGATIVE COVENANTS

9.1                                 Maintenance of Existence.

(a)                                  Each Borrower and Guarantor shall at all times preserve, renew and keep in full force and effect its corporate or limited liability company, as applicable, existence and rights and franchises with respect thereto and maintain in full force and effect all licenses, trademarks, tradenames, approvals, authorizations, leases, contracts and Permits necessary to carry on the business as presently or proposed to be conducted, except as to any Guarantor other than Parent as permitted in Section 9.7 hereof.

(b)                                 No Borrower or Guarantor shall change its name unless each of the following conditions is satisfied: (i) Lender shall have received not less than thirty (30) days prior written notice from Administrative Borrower of such proposed change in its corporate or limited liability company name, which notice shall accurately set forth the new corporate or limited liability company name; provided, that, such notice shall not be required with respect to the change in the name of Realty to FBC Realty, LLC so long as such name change occurs within two (2) Business Days after the date of this Agreement; and (ii) Lender shall have received a copy of the amendment to the Certificate of Incorporation or Certificate of Formation, as applicable, of such Borrower or Guarantor providing for the name change certified by the Secretary of State of the jurisdiction of incorporation or organization of such Borrower or Guarantor as soon as it is available.

(c)                                  No Borrower or Guarantor shall change its chief executive office or its mailing address or organizational identification number (or if it does not have one, shall not acquire one) unless Lender shall have received not less than thirty (30) days’ prior written notice from Administrative Borrower of such proposed change, which notice shall set forth such information with respect thereto as Lender may require and Lender shall have received such agreements as Lender may reasonably require in connection therewith.  No Borrower or Guarantor shall change its type of organization, jurisdiction of organization or other legal structure.

(d)                                 Borrowers and Guarantors shall not, and shall not permit any Subsidiary to amend, modify or otherwise change its certificate of incorporation, articles of association, certificate of formation, limited liability agreement, limited partnership agreement or other organizational documents, as applicable, except for amendments, modifications or other changes that do not affect the rights and privileges of any Borrower or Guarantor, or its Subsidiaries in any material respect and do not adversely affect the ability of any Borrower, any Guarantor or such Subsidiary to amend, modify, renew or supplement the terms of this Agreement or any of the other Financing Agreements, or otherwise adversely affect the interests of Lender in any material respect and so long as at the time of any such amendment, modification or change, no Default or Event of Default shall exist or have occurred and be continuing.

(e)                                  No Borrower or Guarantor shall amend, modify, change, agree to any amendment, modification or other change to (or make any payment consistent with any amendment or other change to) or waive any of its rights under any of the Purchase Agreements in any manner which would adversely affect, or could reasonably be expected to adversely affect, the Obligations or the Collateral.

9.2                                 New Collateral Locations.  Each Borrower and Guarantor may only open any new location within the continental United States of America provided such Borrower or Guarantor (a) gives Lender prior written notice of the intended opening of any such new location and (b) executes and delivers, or causes to be executed and delivered, to Lender such agreements, documents, and instruments as Lender may deem reasonably necessary or desirable to protect its interests in the Collateral at such location.

9.3                                 Compliance with Laws, Regulations, Etc.

(a)                                  Each Borrower and Guarantor shall, and shall cause any Subsidiary to, at all times, comply in all material respects with all laws, rules, regulations, licenses, approvals, orders and other Permits applicable to it and duly observe all requirements of any foreign, Federal, State or local Governmental Authority.

(b)                                 Borrowers and Guarantors shall give written notice to Lender immediately upon any Borrower’s or Guarantor’s receipt of any notice of, or any Borrower’s or Guarantor’s otherwise obtaining knowledge of, (i) the occurrence of any event involving the release, spill or discharge, threatened or actual, of any Hazardous Material or (ii) any investigation, proceeding, complaint, order, directive, claims, citation or notice with respect to: (A) any material non-compliance with or violation of any Environmental Law by any Borrower or Guarantor or (B)

the release, spill or discharge, threatened or actual, of any Hazardous Material other than in the ordinary course of business and other than as permitted under any applicable Environmental Law. Copies of all environmental surveys, audits, assessments, feasibility studies and results of remedial investigations shall be promptly furnished, or caused to be furnished, by such Borrower or Guarantor to Lender.  Each Borrower and Guarantor shall take prompt action to respond to any material non-compliance with any of the Environmental Laws and shall regularly report to Lender on such response.

(c)                                  Without limiting the generality of the foregoing, whenever Lender reasonably determines that there is material non-compliance, or any condition which requires any action by or on behalf of any Borrower or Guarantor in order to avoid any non-compliance, with any Environmental Law, Borrowers shall, at Lender’s request and Borrowers’ expense: (i) cause an independent environmental engineer reasonably acceptable to Lender to conduct such tests of the site where non-compliance or alleged non-compliance with such Environmental Laws has occurred as to such non-compliance and prepare and deliver to Lender a report as to such non-compliance setting forth the results of such tests, a proposed plan for responding to any environmental problems described therein, and an estimate of the costs thereof and (ii) provide to Lender a supplemental report of such engineer whenever the scope of such non-compliance, or such Borrower’s or Guarantor’s response thereto or the estimated costs thereof, shall change in any material respect.

(d)                                 Each Borrower and Guarantor shall indemnify and hold harmless Lender and its directors, officers, employees, agents, invitees, representatives, successors and assigns, from and against any and all losses, claims, damages, liabilities, costs, and expenses (including reasonable attorneys’ fees and expenses) directly or indirectly arising out of or attributable to the use, generation, manufacture, reproduction, storage, release, threatened release, spill, discharge, disposal or presence of a Hazardous Material, including the costs of any required or necessary repair, cleanup or other remedial work with respect to any property of any Borrower or Guarantor and the preparation and implementation of any closure, remedial or other required plans.  All representations, warranties, covenants and indemnifications in this Section 9.3 shall survive the payment of the Obligations and the termination  of this Agreement.

9.4                                 Payment of Taxes and Claims.  Each Borrower and Guarantor shall, and shall cause any Subsidiary to, duly pay and discharge all taxes, assessments, contributions and governmental charges upon or against it or its properties or assets, except for taxes the validity of which are being contested in good faith by appropriate proceedings diligently pursued and available to such Borrower, Guarantor or Subsidiary, as the case may be, and with respect to which adequate reserves have been set aside on its books.  Each Borrower and Guarantor shall be liable for any tax or penalties imposed on Lender as a result of the financing arrangements provided for herein and each Borrower and Guarantor agrees to indemnify and hold Lender harmless with respect to the foregoing, and to repay to Lender on demand the amount thereof, and until paid by such Borrower or Guarantor such amount shall be added and deemed part of the Loans, provided, that, nothing contained herein shall be construed to require any Borrower or

Guarantor to pay any income or franchise taxes attributable to the income of Lender from any amounts charged or paid hereunder to Lender.  The foregoing indemnity shall survive the payment of the Obligations and the termination of this Agreement.

9.5                                 Insurance.

(a)                                  Each Borrower and Guarantor shall, and shall cause any Subsidiary to, at all times, maintain with financially sound and reputable insurers insurance with respect to the Collateral against loss or damage and all other insurance of the kinds and in the amounts customarily insured against or carried by corporations of established reputation engaged in the same or similar businesses and similarly situated.  Said policies of insurance shall be reasonably satisfactory to Lender as to form, amount and insurer.  Borrowers and Guarantors shall furnish certificates, policies or endorsements to Lender as Lender shall reasonably require as proof of such insurance, and, if any Borrower or Guarantor fails to do so, Lender is authorized, but not required, to obtain such insurance at the expense of Borrowers.  All policies shall provide for at least thirty (30) days prior written notice to Lender of any cancellation or reduction of coverage and that Lender may act as attorney for each Borrower and Guarantor in obtaining, and at any time an Event of Default exists or has occurred and is continuing, adjusting, settling, amending and canceling such insurance.  Borrowers and Guarantors shall cause Lender to be named as a loss payee and an additional insured (but without any liability for any premiums) under such insurance policies and Borrowers and Guarantors shall obtain non-contributory lender’s loss payable endorsements to all insurance policies in form and substance reasonably satisfactory to Lender.  Such lender’s loss payable endorsements shall specify that the proceeds of such insurance shall be payable to Lender as its interests may appear and further specify that Lender shall be paid regardless of any act or omission by any Borrower, Guarantor or any of its or their Affiliates. Without limiting any other rights of Lender, any insurance proceeds received by Lender at any time may be applied to payment of the Obligations, whether or not then due, in any order and in such manner as Lender may determine.  Upon application of such proceeds to the Revolving Loans, Revolving Loans may be available subject and pursuant to the terms hereof to be used for the costs of repair or replacement of the Collateral lost or damages resulting in the payment of such insurance proceeds.

(b)                                 In the event of a Property Loss Event with respect to Real Property or Equipment (except as otherwise provided below), if any of the Equipment or any portion of any building, structure or other improvement on any Real Property is lost, physically damaged or destroyed, upon the written request of Administrative Borrower, Lender shall release the Net Cash Proceeds from insurance received by Lender based on a claim by any Borrower or Guarantor as a result of such loss, damage or destruction to the extent necessary for the repair, refurbishing or replacement of such Equipment or building, structure or improvement; provided, that, all of the following conditions are satisfied: (i) if any Default or Event of Default shall exist or have occurred and be continuing (except for any Default or Event of Default arising as a result of and continuing solely as a result of such Property Loss Event), any such proceeds may be applied to the Obligations (ii) if such insurance proceeds aggregate $1,000,000 or more,

Administrative Borrower shall obtain the prior written consent of Lender in order to apply such insurance proceeds in the manner set forth in this clause (b), (iii) such proceeds shall be used only to repair, refurbish or replace such Equipment or building, structure or improvement and all related expenses and costs in connection therewith within one hundred eighty (180) days after receipt by such Borrower or Guarantor of such proceeds, (iv) Lender shall have a first priority perfected lien (subject to liens permitted under this Agreement ) on such replacement (or repaired or restored) property or assets (other than, with respect to perfection only, the Excluded Property), (v) the aggregate amount of such proceeds in excess of the amount necessary to repair, refurbish or replace such replacement (or repaired or restored) property or assets shall be applied to the Obligations in such order and manner as Lender determines, (vi) Lender shall have received within fifteen (15) days after Lender notifies Administrative Borrower that Lender has received any proceeds of insurance (or if any Borrower or Guarantor receives any such proceeds, then within fifteen (15) days after such Borrower or Guarantor receives such proceeds, which shall be delivered to Lender), a certificate duly executed by an authorized officer of Administrative Borrower addressed to Lender stating that such proceeds shall be used to repair, refurbish or replace such Equipment or building, structure or improvement, (vii) if all or any portion of such proceeds are not so used or being used within such one hundred eighty (180) day period, Lender shall apply such unused proceeds to the Obligations, and (viii) as to a Property Loss Event with respect to assets of any Borrower or Guarantor, until such time as the proceeds are so used, such proceeds will be held in a deposit account or investment account at Lender and released upon receipt of written request of Administrative Borrower that such proceeds are to be so used with such evidence thereof as Lender may require and so long as no Default or Event of Default exists or has occurred and is continuing.

9.6                                 Financial Statements and Other Information.

(a)                                  Each Borrower and Guarantor shall, and shall cause any Subsidiary to, keep proper books and records in which true and complete entries shall be made of all dealings or transactions of or in relation to the Collateral and the business of such Borrower, Guarantor and its Subsidiaries in accordance with GAAP.  Borrowers and Guarantors shall promptly furnish to Lender all such financial and other information as Lender shall reasonably request relating to the Collateral and the assets, business and operations of Borrowers and Guarantors, and to notify the auditors and accountants of Borrowers and Guarantors that Lender is authorized to obtain such information directly from them (other than materials protected by the attorney-client privilege and materials which the Borrowers and Guarantor may not disclose without violation of a confidentiality obligation binding upon it).  Without limiting the foregoing, Borrowers shall furnish or cause to be furnished to Lender, the following:

(i)                                     within thirty (30) days after the end of each fiscal month (other than any such fiscal month if such fiscal month is also the last fiscal month of a fiscal quarter), monthly unaudited consolidated financial statements and unaudited consolidating financial statements (including in each case balance sheets, statements of income and loss and statements of cash flow), all in reasonable detail, fairly presenting in all material respects the financial position and the results of the operations of Parent and its Subsidiaries as of the end of and through such fiscal month, certified to be correct by the chief financial officer of Administrative Borrower, subject to normal year-end adjustments and no footnotes and accompanied by a summary narrative of material changes and operating performance and a compliance certificate substantially in the form of Exhibit C hereto, along with a schedule in form reasonably satisfactory to Lender of the calculations used in determining, as of the end of such month, whether Borrowers and Guarantors were in compliance with the covenants set forth in Sections 9.18 and 9.19 of this Agreement for such month;

(ii)                                  within forty-five days after the end of each fiscal month which is also the last fiscal month of a fiscal quarter, monthly unaudited consolidated financial statements and unaudited consolidating financial statements (including in each case balance sheets, statements of income and loss and statements of cash flow), all in reasonable detail, fairly presenting in all material respects the financial position and the results of the operations of Parent and its Subsidiaries as of the end of and through such fiscal month, certified to be correct by the chief financial officer of Administrative Borrower, subject to normal year-end adjustments and accompanied by a summary narrative of material changes and operating performance and a compliance certificate substantially in the form of Exhibit C hereto, along with a schedule in form reasonably satisfactory to Lender of the calculations used in determining, as of the end of such month, whether Borrowers and Guarantors were in compliance with the covenants set forth in Sections 9.18 and 9.19 of this Agreement for such month;

(iii)                               within ninety (90) days after the end of each fiscal year, audited consolidated financial statements and unaudited consolidating financial statements of Parent and its Subsidiaries (including in each case balance sheets, statements of income and loss, statements of cash flow, and statements of stockholders’ equity), and the accompanying notes thereto, all in reasonable detail, fairly presenting in all material respects the financial position and the results of the operations of Parent and its Subsidiaries as of the end of and for such fiscal year, together with the unqualified opinion of independent certified public accountants with respect to the audited consolidated financial statements, which accountants shall be an independent accounting firm selected by Administrative Borrower and reasonably acceptable to Lender, that such audited consolidated financial statements have been prepared in accordance with GAAP, and present fairly in all material respects the results of operations and financial condition of Parent and its Subsidiaries as of the end of and for the fiscal year then ended;

(iv)                              at such time as available, but in no event later than thirty (30) days prior to the end of each fiscal year (commencing with the fiscal year of Borrowers ending June 30, 2009), projected consolidated financial statements (including in each case, forecasted balance sheets and statements of income and loss, statements of cash flow, and statements of stockholders’ equity) of Parent and its Subsidiaries for the next fiscal year, all in reasonable detail, and in a format consistent with the projections delivered by Borrowers to Lender prior to the date hereof, together with such supporting information as Lender may reasonably request.

Such projected financial statements shall be prepared on a monthly basis for the next succeeding fiscal year. Such projections shall represent the reasonable best estimate by Borrowers and Guarantors of the future financial performance of Parent and its Subsidiaries for the periods set forth therein and shall have been prepared on the basis of the assumptions set forth therein which Borrowers and Guarantors believe are fair and reasonable as of the date of preparation in light of current and reasonably foreseeable business conditions (it being understood that actual results may differ from those set forth in such projected financial statements).  Each fiscal year Borrowers shall provide to Lender a semi-annual update with respect to such projections or at any time a Default or Event of Default exists or has occurred and is continuing, more frequently as Lender may reasonably require; provided, that, such Borrowers shall only be required to deliver such semi-annual update to the extent that such update would show a significant variance from such projections for the remainder of such fiscal year; and

(v)                                 within twenty (20) days after the end of each fiscal month (or more frequently as Lender reasonably requests), a certificate substantially in the form of Exhibit D hereto, along with (A) a schedule in form reasonably satisfactory to Lender of the calculations used in determining, as of the end of such month (or shorter period), the sum of the dollar value of the Preferred Stock Portfolio and the Cash Investment Accounts and (B) the most recent statement received by Borrowers and Guarantors setting forth the balance of the Specified Investment Account.

(b)                                 Borrowers and Guarantors shall promptly notify Lender in writing of the details of (i) any loss, damage, investigation, action, suit, proceeding or claim relating to Collateral having a value of more than $250,000 or which if adversely determined could reasonably be expected to result in a Material Adverse Effect, (ii) any Material Contract being terminated or amended or any new Material Contract entered into (in which event Borrowers and Guarantors shall provide Lender with a copy of such Material Contract), (iii) any order, judgment or decree in excess of $250,000 shall have been entered against any Borrower or Guarantor any of its or their properties or assets, (iv) any notification of a material violation of laws or regulations received by any Borrower or Guarantor, (v) any ERISA Event, (vi) the occurrence of any Default or Event of Default, and (vii) the payment or receipt by any Borrower or Guarantor of any purchase price adjustment or indemnity payment pursuant to the Purchase Agreements.

(c)                                  Promptly after the sending or filing thereof, Borrowers shall notify Lender that any of the following have been sent or filed, and to the extent any of the following are not then publicly available by electronic means to Lender shall send to Lender copies of (i) all reports which Parent or any of its Subsidiaries sends to its security holders generally, (ii) all reports and registration statements which Parent or any of its Subsidiaries files with the Securities Exchange Commission, any national or foreign securities exchange or the National Association of Securities Dealers, Inc., and such other reports as Lender may hereafter specifically identify to Administrative Borrower that Lender will require be provided to Lender, (iii) all press releases and (iv) all other statements concerning material changes or developments in the business of a Borrower or Guarantor made available by any Borrower or Guarantor to the public.

(d)                                 Borrowers and Guarantors shall furnish or cause to be furnished to Lender such budgets, forecasts, projections and other information respecting the Collateral and the business of Borrowers and Guarantors, as Lender may, from time to time, reasonably request.  Lender is hereby authorized to deliver a copy of any financial statement or any other information relating to the business of Borrowers and Guarantors to any court or other Governmental Authority or to any Lender or Participant or prospective Lender or Participant or any Affiliate of any Lender or Participant.  Each Borrower and Guarantor hereby irrevocably authorizes and directs all accountants or auditors to deliver to Lender, at Borrowers’ expense, copies of the financial statements of any Borrower and Guarantor and any reports or management letters prepared by such accountants or auditors on behalf of any Borrower or Guarantor and to disclose to Lender such information as they may have regarding the business of any Borrower and Guarantor.  Any documents, schedules, invoices or other papers delivered to Lender may be destroyed or otherwise disposed of by Lender one (1) year after the same are delivered to Lender, except as otherwise designated by Administrative Borrower to Lender in writing.

(e)                                  Borrowers and Guarantors shall deliver, or cause to be delivered, to Lender, within ninety (90) days from the date hereof, an opening balance sheet of Borrowers and Guarantors after giving effect to the transactions contemplated by this Agreement and the Purchase Agreements.

9.7                                 Sale of Assets, Consolidation, Merger, Dissolution, Etc.  Each Borrower and Guarantor shall not, and shall not permit any Subsidiary to, directly or indirectly,

(a)                                  merge into or with or consolidate with any other Person or permit any other Person to merge into or with or consolidate with it except that any wholly-owned Subsidiary of Parent (other than any Borrower) may merge with and into or consolidate with any other wholly-owned Subsidiary of Parent (other than any Borrower), provided, that, each of the following conditions is satisfied as determined by Lender in good faith:  (i) Lender shall have received not less than ten (10) Business Days’ prior written notice of the intention of such Subsidiaries to so merge or consolidate, which notice shall set forth in reasonable detail reasonably satisfactory to Lender, the persons that are merging or consolidating, which person will be the surviving entity, the locations of the assets of the persons that are merging or consolidating, and the material agreements and documents relating to such merger or consolidation, (ii) Lender shall have received such other information with respect to such merger or consolidation as Lender may reasonably request, (iii) as of the effective date of the merger or consolidation and after giving effect thereto, no Default or Event of Default shall exist or have occurred and be continuing, (iv) Lender shall have received, true, correct and complete copies of all agreements, documents and instruments relating to such merger or consolidation, including, but not limited to, the certificate or certificates of merger to be filed with each appropriate Secretary of State (with a copy as filed promptly after such filing), (v) the surviving entity shall expressly confirm, ratify and assume the Obligations and the Financing Agreements to which it is a party in writing, in form and substance reasonably satisfactory to Lender, and Borrowers and Guarantors shall execute and deliver such other agreements, documents and instruments as Lender may reasonably request in connection therewith;

(b)                                 sell, issue, assign, lease, license, transfer, abandon or otherwise dispose of any Capital Stock or Indebtedness to any other Person or any of its assets to any other Person, except for

(i)                                     sales of Inventory in the ordinary course of business,

(ii)                                  the sale or other disposition of Equipment (including worn-out or obsolete Equipment or Equipment no longer used or useful in the business of any Borrower or Guarantor) so long as such sales or other dispositions do not involve Equipment having an aggregate fair market value in excess of $1,000,000 for all such Equipment disposed of in any fiscal year of Borrowers or as Lender may otherwise agree, and

(iii)                               the issuance and sale by any Borrower or Guarantor of Capital Stock of such Borrower or Guarantor after the date hereof; provided, that, (A) Lender shall have received not less than ten (10) Business Days’ prior written notice of such issuance and sale by such Borrower or Guarantor, which notice shall specify the parties to whom such shares are to be sold, the terms of such sale, the total amount which it is anticipated will be realized from the issuance and sale of such stock and the Net Cash Proceeds which it is anticipated will be received by such Borrower or Guarantor from such sale, (B) such Borrower or Guarantor shall not be required to pay any cash dividends or repurchase or redeem such Capital Stock or make any other payments in respect thereof, except as otherwise permitted in Section 9.11 hereof, (C) the terms of such Capital Stock, and the terms and conditions of the purchase and sale thereof, shall not include any terms that include any limitation on the right of any Borrower to request or receive Loans or Letters of Credit or the right of any Borrower and Guarantor to amend or modify any of the terms and conditions of this Agreement or any of the other Financing Agreements or otherwise in any way relate to or affect the arrangements of Borrowers and Guarantors with Lender or are more restrictive or burdensome to any Borrower or Guarantor than the terms of any Capital Stock in effect on the date hereof, (D) except as Lender may otherwise agree in writing, if as of the date of such issuance and sale or after giving effect thereto, a Cash Dominion Event has occurred and is continuing, all of the proceeds of the sale and issuance of such Capital Stock shall be paid to Lender for application to the Obligations in such order and manner as Lender may determine or at Lender’s option, to be held as cash collateral for the Obligations and (E) as of the date of such issuance and sale and after giving effect thereto, no Default or Event of Default shall exist or have occurred and be continuing,

(iv)                              the issuance of Capital Stock of any Borrower or Guarantor consisting of common stock pursuant to an employee stock ownership plan, employee stock option or grant or similar equity plan or 401(k) plans of such Borrower or Guarantor for the benefit of its employees, directors and consultants, provided, that, in no event shall such Borrower or Guarantor be required to issue, or shall such Borrower or Guarantor issue, Capital

Stock pursuant to such stock plans or 401(k) plans which would result in a Change of Control or other Event of Default,

(v)                                 sales or other dispositions of Excluded Property, provided, that, as to any such sale or other disposition, each of the following conditions is satisfied: (A) the consideration to be received by Borrowers and Guarantors shall be paid or payable in cash and shall be paid contemporaneously with consummation of the transaction; (B) the consideration paid or payable shall be in an amount not less than the fair market value of the Excluded Property disposed of; (C) such transaction does not involve the sale or other disposition of any Equity Interest in any Subsidiary or of any Inventory or Receivables; (D) the Net Cash Proceeds from any such sale or other disposition, shall be applied to the Obligations (without permanent reduction of the Maximum Credit as a result thereof); (E) the aggregate fair market value of all such Excluded Property sold or otherwise disposed of shall not exceed $5,000,000 in the aggregate during the term of this Agreement; and (F) as of the date of any such sale or other disposition, and in each case after giving effect thereto, no Default or Event of Default shall exist or have occurred and be continuing,

(vi)                              sales or other dispositions of investment property from the Preferred Stock Portfolio; provided, that, all of the proceeds of from such sales or other dispositions shall be (A) reinvested in other investment property consisting of shares of preferred stock of public companies (other than Borrower), with such shares to be maintained in the Specified Investment Account or (B) used for general operating, working capital and other proper corporate purposes of such Borrower not otherwise prohibited by the terms hereof, and

(vii)                           the transfer of cash for the payment of Indebtedness to the extent such payments are permitted under this Agreement and for the payment of other payables in the ordinary course of the business of Borrowers and Guarantors.

(c)                                  wind up, liquidate or dissolve except that any Guarantor may wind up, liquidate and dissolve, provided, that, each of the following conditions is satisfied, (i) the winding up, liquidation and dissolution of such Guarantor shall not violate any law or any order or decree of any court or other Governmental Authority in any material respect and shall not conflict with or result in the breach of, or constitute a default under, any indenture, mortgage, deed of trust, or any other agreement or instrument to which any Borrower or Guarantor is a party or may be bound, (ii) such winding up, liquidation or dissolution shall be done in accordance with the requirements of all applicable laws and regulations, (iii) effective upon such winding up, liquidation or dissolution, all of the assets and properties of such Guarantor shall be duly and validly transferred and assigned to a Borrower, free and clear of any liens, restrictions or encumbrances other than the security interest and liens of Lender (and Lender shall have received such evidence thereof as Lender may reasonably require) or as permitted under Section 9.8 of this Agreement and Lender shall have received such deeds, assignments or other agreements as Lender may reasonably request to evidence and confirm the transfer of such assets of such Guarantor to a Borrower, (iv) Lender shall have received all documents and agreements that any Borrower or Guarantor has filed with any Governmental Authority or as are otherwise required to effectuate such winding up, liquidation or dissolution, (v) no Borrower or Guarantor shall assume any Indebtedness, obligations or liabilities as a result of such winding up, liquidation or dissolution, or otherwise become liable in respect of any obligations or liabilities of the entity that is winding up, liquidating or dissolving, unless such Indebtedness is otherwise expressly permitted hereunder, (vi) Lender shall have received not less than ten (10) Business Days prior written notice of the intention of such Guarantor to wind up, liquidate or dissolve, and (vii) as of the date of such winding up, liquidation or dissolution and after giving effect thereto, no Default or Event of Default shall exist or have occurred and be continuing; or

(d)                                 agree to do any of the foregoing (unless such agreement has been consented to in writing by Lender, or includes as a condition to the effectiveness of such agreement that Lender’s consent thereto shall be obtained or that as of the consummation of the transactions contemplated thereby all of the Obligations shall be fully and finally paid and satisfied and this Agreement shall be terminated in accordance with the terms hereof).

9.8                                 Encumbrances.  Each Borrower and Guarantor shall not, and shall not permit any Subsidiary to, create, incur, assume or suffer to exist any security interest, mortgage, pledge, lien, charge or other encumbrance of any nature whatsoever on any of its assets or properties, including the Collateral and the Preferred Stock Portfolio, or file or permit the filing of, or permit to remain in effect, any financing statement or other similar notice of any security interest or lien with respect to any such assets or properties, except:

(a)                                  the security interests and liens of Lender (for itself and any Affiliate that provides Bank Products);

(b)                                 liens securing the payment of taxes, assessments or other governmental charges or levies either not yet overdue or the validity of which are being contested in good faith by appropriate proceedings diligently pursued and available to such Borrower, or Guarantor or Subsidiary, as the case may be and with respect to which adequate reserves have been set aside on its books;

(c)                                  non-consensual statutory liens (other than liens securing the payment of taxes) arising in the ordinary course of such Borrower’s, Guarantor’s or Subsidiary’s business to the extent: (i) such liens secure Indebtedness which is not overdue or (ii) such liens secure Indebtedness relating to claims or liabilities which are fully insured and being defended at the sole cost and expense and at the sole risk of the insurer or being contested in good faith by appropriate proceedings diligently pursued and available to such Borrower, Guarantor or such Subsidiary, in each case prior to the commencement of foreclosure or other similar proceedings and with respect to which adequate reserves have been set aside on its books;

(d)                                 zoning restrictions, easements, licenses, covenants and other restrictions affecting the use of Real Property which do not interfere in any material respect with the use of such Real Property or ordinary conduct of the business of such Borrower, Guarantor or such

Subsidiary as presently conducted thereon or materially impair the value of the Real Property which may be subject thereto;

(e)                                  purchase money security interests or other security interests in Equipment (including Capital Leases) and purchase money mortgages or other mortgages on Real Property to secure Indebtedness permitted under Section 9.9(b) hereof so long as such security interests and mortgages do not apply to any property of any Borrower, any Guarantor or any Subsidiary other than the Equipment or Real Property so acquired (and the proceeds thereof), and the Indebtedness secured thereby does not exceed the cost of the Equipment or Real Property so acquired, constructed, remodeled or improved, as the case may be, and such security interests are granted within 180 days of the date of such acquisition or completion of construction, remodeling or improvement of such Equipment or Real Property, as the case may be;

(f)                                    pledges and deposits of cash by any Borrower or Guarantor after the date hereof in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security benefits consistent with the current practices of such Borrower or Guarantor as of the date hereof;

(g)                                 pledges and deposits of cash by any Borrower or Guarantor after the date hereof to secure the performance of tenders, bids, leases, trade contracts (other than for the repayment of Indebtedness), statutory obligations and other similar obligations in each case in the ordinary course of business consistent with the current practices of such Borrower or Guarantor as of the date hereof; provided, that, in connection with any performance bonds issued by a surety or other person, the issuer of such bond shall have waived in writing any rights in or to, or other interest in, any of the Collateral in an agreement, in form and substance reasonably satisfactory to Lender;

(h)                                 liens arising from (i) operating leases and the precautionary UCC financing statement filings in respect thereof and (ii) equipment or other materials which are not owned by any Borrower or Guarantor located on the premises of such Borrower or Guarantor (but not in connection with, or as part of, the financing thereof) from time to time in the ordinary course of business and consistent with current practices of such Borrower or Guarantor and the precautionary UCC financing statement filings in respect thereof;

(i)                                     judgments and other similar liens arising in connection with court proceedings that do not constitute an Event of Default, provided, that, (i) such liens are being contested in good faith and by appropriate proceedings diligently pursued, (ii) adequate reserves or other appropriate provision, if any, as are required by GAAP have been made therefor, (iii) a stay of enforcement of any such liens is in effect and (iv) Lender may establish a Reserve with respect thereto; and

(j)                                     pledges and deposits of cash after the date hereof to secure obligations under appeal bonds or as otherwise required in connection with court proceedings (including, without limitation, surety bonds, security for costs of litigation where required by law and letters of credit) or any other instruments serving a similar purpose; provided, that, (i) as of the date of the pledge and deposit of such cash, and after giving effect thereto, the aggregate amount of the Excess Availability shall be not less than $10,000,000 and (ii) any judgment in connection with which such appeal bond or other instruments are required shall not constitute an Event of Default;

(k)                                  liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods so long as such liens attach only to the imported goods;

(l)                                     liens to secure Indebtedness of Borrowers and Guarantors permitted under Section 9.9(h) hereof; provided, that, (i) such liens shall only encumber the Real Property owned by Borrowers as of the date hereof, fixtures thereon, licenses, permits and other general intangibles directly related thereto, and proceeds thereof, and (ii) as of the date of incurring such liens and after giving effect thereto, no Default or Event of Default shall exist or have occurred and be continuing;

(m)                               the pledge and deposit by Borrowers of cash in favor Wells Fargo Bank, N.A. to secure Indebtedness permitted under Section 9.9(g) of this Agreement; and

(n)                                 the security interests and liens set forth on Schedule 8.4 to the Information Certificate.

9.9                                 Indebtedness.  Each Borrower and Guarantor shall not, and shall not permit any Subsidiary to, incur, create, assume, become or be liable in any manner with respect to, or permit to exist, any Indebtedness, or guarantee, assume, endorse, or otherwise become responsible for (directly or indirectly), the Indebtedness, performance, obligations or dividends of any other Person, except:

(a)                                  the Obligations;

(b)                                 Indebtedness (including Capital Leases) arising after the date hereof to the extent secured by security interests in Equipment (including Capital Leases) and mortgages on Real Property to finance the acquisition, construction, remodeling or improvement thereof not to exceed $3,000,000 in the aggregate at any time outstanding so long as such security interests and mortgages do not apply to any property of any Borrower, any Guarantor or any Subsidiary other than the Equipment or Real Property so acquired (and the proceeds thereof), and the Indebtedness secured thereby does not exceed the cost of the Equipment or Real Property so acquired, constructed, remodeled or improved, as the case may be, and such security interests are granted within 180 days of the date of such acquisition or completion of construction, remodeling or improvement of such Equipment or Real Property as the case may be;

(c)                                  guarantees by any Borrower or Guarantor of the Obligations of the other Borrowers or Guarantors in favor of Lender;

(d)                                 the Indebtedness of any Borrower or Guarantor to any other Borrower or Guarantor arising after the date hereof pursuant to loans by any Borrower or Guarantor permitted under Section 9.10 (g) hereof;

(e)                                  Indebtedness of any Borrower entered into in the ordinary course of business pursuant to a Hedge Agreement; provided, that, (i) such arrangements are not for speculative purposes, and (ii) such Indebtedness shall be unsecured, except to the extent such Indebtedness constitutes part of the Obligations arising under or pursuant to Hedge Agreements with Lender or any Affiliate of Lender that are secured under the terms hereof;

(f)                                    unsecured Indebtedness of any Borrower or Guarantor arising after the date hereof to any third person (but not to any other Borrower or Guarantor), provided, that, each of the following conditions is satisfied as reasonably determined by Lender: (i) such Indebtedness shall be on terms and conditions reasonably acceptable to Lender and shall be subject and subordinate in right of payment to the right of Lender to receive the prior indefeasible payment and satisfaction in full payment of all of the Obligations pursuant to the terms of an intercreditor agreement between Lender and such third party, in form and substance reasonably satisfactory to Lender, (ii) Lender shall have received not less than ten (10) days prior written notice of the intention of such Borrower or Guarantor to incur such Indebtedness, which notice shall set forth in reasonable detail satisfactory to Lender the amount of such Indebtedness, the person or persons to whom such Indebtedness will be owed, the interest rate, the schedule of repayments and maturity date with respect thereto and such other information as Lender may reasonably request with respect thereto, (iii)  Lender shall have received true, correct and complete copies of all agreements, documents and instruments evidencing or otherwise related to such Indebtedness, (iv) except as Lender may otherwise agree in writing, all of the proceeds of the loans or other accommodations giving rise to such Indebtedness shall be paid to Lender for application to the Obligations in such order and manner as Lender may determine or at Lender’s option, to be held as cash collateral for the Obligations, (v) in no event shall the person or person to whom such Indebtedness will be owed be entitled to receive any cash payments in respect of the principal amount of, or any interest payable with respect thereto, prior to the final payment in full of the Obligations (and cash collateralization of contingent obligations pursuant to the terms hereof) and termination of the Financing Agreements (other than any interest payable in kind), (vi) as of the date of incurring such Indebtedness and after giving effect thereto, no Default or Event of Default shall exist or have occurred, (vii) such Borrower and Guarantor shall not, directly or indirectly, (A) amend, modify, alter or change the terms of such Indebtedness or any agreement, document or instrument related thereto, except, that, such Borrower or Guarantor may, after prior written notice to Lender, amend, modify, alter or change the terms thereof so as to extend the maturity thereof, or defer the timing of any payments in respect thereof, or to forgive or cancel any portion of such Indebtedness (other than pursuant to payments thereof), or to reduce the interest rate or any fees in connection therewith, or (B) redeem, retire, defease, purchase or otherwise acquire such Indebtedness (except pursuant to regularly scheduled payments permitted herein), or set aside or otherwise deposit or invest any sums for such purpose, and (viii) Borrowers and Guarantors shall furnish to Lender all notices or demands in connection with such Indebtedness either received by any Borrower or Guarantor or on its behalf promptly after the receipt thereof, or sent by any Borrower or Guarantor or on its behalf concurrently with the sending thereof, as the case may be;

(g)                                 Indebtedness of Borrowers consisting of the reimbursement obligations to Wells Fargo Bank, N.A. as the issuer in respect of the Existing Letter of Credit; provided, that, (i) in no event shall the aggregate amount of all such Indebtedness (contingent or otherwise) at any time exceed $2,500,000 (plus accrued interest) less the aggregate amount of all repayments thereof or reductions in the amount of such Existing Letter of Credit, plus the fees and interest with respect thereto in accordance with the terms of the agreements governing such Indebtedness as in effect on the date of this Agreement, (ii) in no event shall the Existing Letter of Credit be renewed on the expiration date thereof; (iii) such Indebtedness shall be unsecured except by a pledge of cash in an amount not to exceed $2,500,000; and (iv) Administrative Borrower shall furnish to Lender all material written notices or demands in connection with such Indebtedness either received by any Borrower or Guarantor or on its behalf, promptly after the receipt thereof, or sent by any Borrower or Guarantor or on its behalf, concurrently with the sending thereof, as the case may be;

(h)                                 Indebtedness of any Borrower or Guarantor arising after the date hereof to any Person that is not an Affiliate of Borrowers and Guarantors secured by a lien on Real Property owned by Borrowers as of the date hereof, fixtures thereon, licenses, permits and other general intangibles directly related thereto and proceeds thereof; provided, that, each of the following conditions is satisfied: (i) Lender shall have received not less than ten (10) Business Days prior written notice of the intention of such Borrower or Guarantor to incur such Indebtedness, which notice shall set forth in reasonable detail the amount of such Indebtedness, the schedule of repayments and maturity date with respect thereto and such other information as Lender may reasonably request, (ii) the aggregate outstanding principal amount of such Indebtedness shall not exceed $2,000,000 at any time, (iii) such Indebtedness shall have a Weighted Average Life to Maturity and a final maturity equal to or greater than Indebtedness having a one hundred twenty (120) month straight line amortization with a final maturity at the end of one hundred twenty (120) months, (iv) except as Lender may otherwise agree, Lender shall have received a Collateral Access Agreement with respect to such Real Property, duly executed and delivered by the mortgagee which has a lien on any such Real Property (v) promptly upon Lender’s request, Lender shall have received true, correct and complete copies of all material agreements, documents and instruments evidencing or otherwise related to such Indebtedness, and (vi) as of the date of incurring such Indebtedness and after giving effect thereto, no Default or Event of Default shall exist or have occurred and be continuing;

(i)                                     unsecured guarantees by and Borrower or Guarantor in respect of leases and Capital Leases that are entered into by any Borrower’s Subsidiaries in the ordinary course of business or unsecured guarantees by any Borrower in respect of obligations of any Borrower’s Subsidiaries incurred in the ordinary course of business; and

(j)                                     the Indebtedness of any Borrower or Guarantor arising after the date hereof permitted under Section 9.10(g) hereof;

(k)                                  trade debt and accrued expenses incurred in the ordinary course of business on normal trade terms and not overdue by more than ninety (90) days;

(l)                                     the Indebtedness set forth on Schedule 9.9 to the Information Certificate; provided, that, (i) Borrowers and Guarantors may only make regularly scheduled payments of principal and interest in respect of such Indebtedness in accordance with the terms of the agreement or instrument evidencing or giving rise to such Indebtedness as in effect on the date hereof, (ii) Borrowers and Guarantors shall not, directly or indirectly, (A) amend, modify, alter or change the terms of such Indebtedness or any agreement, document or instrument related thereto as in effect on the date hereof except, that, Borrowers and Guarantors may, after prior written notice to Lender, amend, modify, alter or change the terms thereof so as to extend the maturity thereof, or defer the timing of any payments in respect thereof, or to forgive or cancel any portion of such Indebtedness (other than pursuant to payments thereof), or to reduce the interest rate or any fees in connection therewith, or (B) redeem, retire, defease, purchase or otherwise acquire such Indebtedness, or set aside or otherwise deposit or invest any sums for such purpose, and (iii) Borrowers and Guarantors shall furnish to Lender all notices or demands in connection with such Indebtedness either received by any Borrower or Guarantor or on its behalf, promptly after the receipt thereof, or sent by any Borrower or Guarantor or on its behalf, concurrently with the sending thereof, as the case may be.

9.10                           Loans, Investments, Etc.  Each Borrower and Guarantor shall not, and shall not permit any Subsidiary to, directly or indirectly, make any loans or advance money or property to any person, or invest in (by capital contribution, dividend or otherwise) or purchase or repurchase the Capital Stock or Indebtedness or all or a substantial part of the assets or property of any person, or form or acquire any Subsidiaries, or agree to do any of the foregoing, except:

(a)                                  the endorsement of instruments for collection or deposit in the ordinary course of business;

(b)                                 investments in cash or Cash Equivalents; provided, that, the terms and conditions of Section 5.2 hereof shall have been satisfied with respect to the deposit account, investment account or other account in which such cash or Cash Equivalents are held;

(c)                                  the existing equity investments of each Borrower and Guarantor as of the date hereof in its Subsidiaries, provided, that, no Borrower or Guarantor shall have any further obligations or liabilities to make any capital contributions or other additional investments or other payments to or in or for the benefit of any of such Subsidiaries;

(d)                                 loans and advances by any Borrower or Guarantor to employees of such Borrower or Guarantor not to exceed the principal amount of $1,000,000 in the aggregate at any time outstanding for:  (i) reasonably and necessary work-related travel or other ordinary business expenses to be incurred by such employee in connection with their work for such Borrower or Guarantor and (ii) reasonable and necessary relocation expenses of such employees (including home mortgage financing for relocated employees);

(e)                                  stock or obligations issued to any Borrower or Guarantor by any Person (or the representative of such Person) in respect of Indebtedness of such Person owing to such Borrower or Guarantor in connection with the insolvency, bankruptcy, receivership or reorganization of such Person or a composition or readjustment of the debts of such Person; provided, that, the original of any such stock or instrument evidencing such obligations shall be promptly delivered to Lender, upon Lender’s request, together with such stock power, assignment or endorsement by such Borrower or Guarantor as Lender may request;

(f)                                    obligations of account debtors to any Borrower or Guarantor arising from Accounts which are past due evidenced by a promissory note made by such account debtor payable to such Borrower or Guarantor; provided, that, promptly upon the receipt of the original of any such promissory note by such Borrower or Guarantor, such promissory note shall be endorsed to the order of Lender by such Borrower or Guarantor and promptly delivered to Lender as so endorsed;

(g)                                 loans by a Borrower or Guarantor to another Borrower or Guarantor after the date hereof, provided, that,

(i)                                     as to all of such loans, (A) within thirty (30) days after the end of each fiscal month, Borrowers shall provide to Lender a report in form and substance reasonably satisfactory to Lender of the outstanding amount of such loans as of the last day of the immediately preceding month and indicating any loans made and payments received during the immediately preceding month, (B) the Indebtedness arising pursuant to any such loan shall not be evidenced by a promissory note or other instrument, unless the single original of such note or other instrument is promptly delivered to Lender upon its request to hold as part of the Collateral, with such endorsement and/or assignment by the payee of such note or other instrument as Lender may require, (C) as of the date of any such loan and after giving effect thereto, the Borrower or Guarantor making such loan shall be Solvent, and (D) as of the date of any such loan and after giving effect thereto, no Default or Event of Default shall exist or have occurred and be continuing, and

(ii)                                  as to loans by a Guarantor to a Borrower, (A) the Indebtedness arising pursuant to such loan shall be subject to, and subordinate in right of payment to, the right of Lender to receive the prior final payment and satisfaction in full of all of the Obligations on terms and conditions acceptable to Lender, (B) promptly upon Lender’s request, Lender shall have received a subordination agreement, in form and substance satisfactory to Lender, providing for the terms of the subordination in right of payment of such Indebtedness of such Borrower to the prior final payment and satisfaction in full of all of the Obligations, duly authorized, executed and delivered by such Guarantor and such Borrower, and (C) such

Borrower shall not, directly or indirectly make, or be required to make, any payments in respect of such Indebtedness prior to the end of the then current term of this Agreement;

(h)                                 the purchase by a Borrower or Guarantor after the date hereof of all or any portion of the Option Property (as such term is defined in the Option Agreement), provided, that:

(i)                 the aggregate consideration paid for or in connection with the Option Property shall not exceed $1,000,000,

(ii)              no Default or Event of Default shall exist or have occurred as of the date of such purchase and after giving effect to such purchase,

(iii)           Excess Availability shall have been not less than $12,500,000 for the two consecutive month period immediately prior to the date of any such purchase and not less than $12,500,000 immediately before and after giving effect to all payments in connection with such purchase, and

(iv)          Lender shall have received true, correct and complete copies of all agreements, documents and instruments relating to such purchase, which documents shall be reasonably satisfactory to Lender;

(i)                                     the purchase by a Borrower or Guarantor after the date hereof of all or substantially all of the assets of any Person or a business or division of such Person (whether pursuant to a merger or other transaction) or of all or a majority of the Capital Stock (such assets or Person being referred to herein as the “Acquired Business”) and in one or a series of transaction that satisfies each of the following conditions as determined by Lender:

(i)                 Lender shall have received not less than ten (10) Business Days’ prior written notice of the proposed acquisition and such information with respect thereto as Lender may reasonably request, including (A) the proposed date and amount of the acquisition, (B) a list and description of the assets or shares to be acquired, (C) the total purchase price for the assets or shares to be purchased (and the terms of payment of such purchase price), (D) a summary of the due diligence undertaken by Borrowers in connection with such acquisition, and (E) financial statements of the Acquired Business reasonably satisfactory to Lender,

(ii)              the Acquired Business shall be an operating company that engages in a line of business substantially similar to a business that Borrowers are engaged in on date hereof,

(iii)           the aggregate consideration paid for or in connection with all acquisitions under this clause (i) shall not exceed $5,500,000 during the term of this Agreement,

(iv)          Lender shall have received: (A) the most recent annual and interim financial statements with respect to the Acquired Business and related statements of income and cash flows showing positive cash flows for the immediately preceding fiscal year of such Acquired Business, (B) detailed forecasts of cash flows for the Acquired Business forecasting positive future cash flows, (C) detailed projections for Parent and its Subsidiaries through the Maturity Date giving pro forma effect to such acquisition, based on assumptions reasonably satisfactory to Lender and demonstrating pro forma compliance with all financial covenants set forth in this Agreement, prepared in good faith an in a manner and using such methodology as is consistent with the most recent financial statements delivered to Lender pursuant to Section 9.6(a)(i) and in form and substance reasonably satisfactory to Lender and (D) current, updated projections of the amount of the Borrowing Base and Excess Availability for the twelve (12) month period after the date of such acquisition, in a form reasonably satisfactory to Lender, representing Borrowers’ reasonable best estimate of the future Borrowing Base and Excess Availability for the period set forth therein as of the date not more than ten (10) days prior to the date of such acquisition, which projections shall have been prepared on the basis of the assumptions set forth therein which Borrowers believe are fair and reasonable as of the date of preparation in light of current and reasonably foreseeable business conditions and which projections shall show amounts of Excess Availability reasonably satisfactory to Lender,

(v)             if Lender so elects, Lender shall have received an appraisal of the inventory of the Acquired Business and such other assets of the Acquired Business as Lender may specify, in each case in form and containing assumptions and appraisal methods satisfactory to Lender by an appraiser reasonably acceptable to Lender, on which Lender is expressly permitted to rely,

(vi)          if Lender so elects, Lender shall have completed a field examination with respect to the business and assets of the Acquired Business in accordance with Lender’s customary procedures and practices and as otherwise reasonably required by the nature and circumstances of the business of the Acquired Business, the scope and results of which shall be reasonably satisfactory to Lender and any accounts and inventory of the Acquired Business shall only be Eligible Accounts and Eligible Inventory, respectively, to the extent Lender has completed such field examination with respect thereto and the criteria for Eligible Accounts and Eligible Inventory set forth herein are satisfied with respect thereto in accordance with this Agreement (or such other or additional criteria as Lender may, at its option, reasonably establish with respect thereto in accordance with this Agreement and subject to such Reserves as Lender may reasonably establish in connection with the Acquired Business),

(vii)       in the case of the acquisition of Capital Stock of any Person or the formation of any Subsidiary in connection with such acquisition, (A) the Borrower or Guarantor forming such Subsidiary shall, except as Lender may otherwise agree, (1) execute and deliver to Lender, a pledge and security agreement, in form and substance reasonably satisfactory to Lender, granting to Lender a first pledge of and lien on all of the issued and outstanding shares of Capital Stock of any such Subsidiary, (2) deliver the original stock certificates evidencing such shares of Capital Stock (or such other evidence as may be issued in the case of a limited liability company), together with stock powers with respect thereto duly executed in blank (or the equivalent thereof in the case of a limited liability company in which such interests are certificated, or otherwise take such actions as Lender shall reasonably require with respect to Lender’s security interests therein) and (B) as to any such Subsidiary, except as Lender may otherwise agree, the Borrower or Guarantor forming such Subsidiary shall cause any such Subsidiary to execute and deliver to Lender, the following (each in form and substance reasonably satisfactory to Lender), (1) an absolute and unconditional guarantee of payment of the Obligations, (2) a security agreement granting to Lender a first security interest and lien (except as otherwise consented to in writing by Lender) upon all of the assets of any such Subsidiary, and (3) such other agreements, documents and instruments as Lender may reasonably  require in connection with the documents referred to above in order to make such Subsidiary a party to this Agreement as a “Borrower” or as a “Guarantor” as Lender may determine, including, but not limited to, supplements and amendments hereto, authorization to file UCC financing statements, Collateral Access Agreements and other consents, waivers, acknowledgments and other agreements from third persons which Lender may reasonably deem necessary or desirable in order to permit, protect and perfect its security interests in and liens upon the assets purchased, corporate resolutions and other organization and authorizing documents of such Person, and favorable opinions of counsel to such Person,

(viii)    in the case of an acquisition of assets (other than Capital Stock), Lender shall have received, in form and substance reasonably satisfactory to Lender, (A) evidence that Lender has valid and perfected security interests in and liens upon all purchased assets to the extent such assets constitute Collateral hereunder, (B) such other agreements, documents and instruments as Lender may reasonably require in connection with such assets, including, but not limited to, supplements and amendments hereto, authorization to file UCC financing statements, Collateral Access Agreements and other consents, waivers, acknowledgments and other agreements from third persons which Lender may reasonably deem necessary or desirable in order to permit, protect and perfect its security interests in and liens upon the assets purchased, corporate resolutions and other organization and authorizing documents of such Person, and favorable opinions of counsel to such Person, and (C) the agreement of the seller consenting to the collateral assignment by the Borrower purchasing such assets of all rights and remedies and claims for damages of such Borrower relating to the Collateral (including, without limitation, any bulk sales indemnification) under the agreements, documents and instruments relating to such acquisition,

(ix)            in the case of the acquisition of the Capital Stock of another Person, the board of directors (or other comparable governing body) of such other Person shall have duly approved such acquisition and such Person shall not have announced that it will oppose such acquisition or shall not have commenced any action which alleges that such acquisition will violate applicable law,

(x)               Lender shall have received a Compliance Certificate completed on a pro forma basis giving effect to the acquisition and showing that Borrowers and Guarantors are in compliance with all of the covenants set forth in Section 9 notwithstanding the amount of the Excess Availability,

(xi)            no Default or Event of Default shall exist or have occurred as of the date of the acquisition or any payment in respect thereof and after giving effect to the acquisition or such payment,

(xii)                             Excess Availability shall have been not less than $12,500,000 for the two consecutive month period immediately prior to the date of any such acquisition and not less than $12,500,000 immediately before and after giving effect to all payments in connection with such acquisition, and

(xiii)      Lender shall have received true, correct and complete copies of all agreements, documents and instruments relating to such acquisition, which documents shall be reasonably satisfactory to Lender; and

(j)            credit and advances, including marketing incentives, trade promotions and similar incentives and promotions provided by Borrowers to customers of Borrowers in the ordinary course of business and consistent with the current practices (including the current practices of the Sara Lee DSD Business) of such Borrower as of the date hereof;

(k)                                the loans and advances set forth on Schedule 9.10 to the Information Certificate; provided, that, as to such loans and advances, (i) Borrowers and Guarantors shall not, directly or indirectly, amend, modify, alter or change the terms of such loans and advances or any agreement, document or instrument related thereto and (ii) Borrowers and Guarantors shall furnish to Lender all notices or demands in connection with such loans and advances either received by any Borrower or Guarantor or on its behalf, promptly after the receipt thereof, or sent by any Borrower or Guarantor or on its behalf, concurrently with the sending thereof, as the case may be.

9.11                           Dividends and Redemptions.  Each Borrower and Guarantor shall not, directly or indirectly, declare or pay any dividends on account of any shares of class of any Capital Stock of such Borrower or Guarantor now or hereafter outstanding, or set aside or otherwise deposit or invest any sums for such purpose, or redeem, retire, defease, purchase or otherwise acquire any shares of any class of Capital Stock (or set aside or otherwise deposit or invest any sums for such purpose) for any consideration or apply or set apart any sum, or make any other distribution (by reduction of capital or otherwise) in respect of any such shares or agree to do any of the foregoing, except that:

(a)                                  any Borrower or Guarantor may declare and pay such dividends or redeem, retire, defease, purchase or otherwise acquire any shares of any class of Capital Stock for consideration in the form of shares of common stock (so long as after giving effect thereto no Change of Control or other Default or Event of Default shall exist or have occurred and be continuing);

(b)                                 Borrowers and Guarantors may pay dividends to the extent permitted in Section 9.12 below;

(c)                                  any Subsidiary of a Borrower or Guarantor may pay dividends to a Borrower;

(d)                                 Parent may repurchase Capital Stock for the purpose of funding required distribution obligations of Parent to employees pursuant to any employee stock ownership plan of Parent upon the termination, retirement, death of any such employee or diversification distribution pursuant to and in accordance with the ESOP as in effect on the date of this Agreement and Section 410(28) of the Code, in accordance with the provisions of such plan; provided, that, as to any such repurchase, each of the following conditions is satisfied: (i) such repurchase shall be paid with funds legally available therefor, (ii) such repurchase shall not violate any law or regulation or the terms of any indenture, agreement or undertaking to which any Borrower or Guarantor is a party or by which any Borrower or Guarantor or its or their property are bound, (iii) Excess Availability shall be not less than $12,500,000 as of the date of the payment and after giving effect to such payment, and (iv) Parent shall deliver to Lender a certificate from an authorized officer of Parent certifying that as of the date of the payment for such repurchase and after giving effect thereto, Borrowers and Guarantors are and will be in compliance with all representations, warranties and covenants as set forth in this Agreement;

(e)                                  Farmer may pay dividends and pay other distributions in respect of Capital Stock of Farmer, provided, that, (i) Administrative Borrower shall have provided to Lender not less than ten (10) Business Days’ prior written notice of the intention of Farmer to pay such dividends or other distributions (specifying the amount to be paid by Farmer), (ii) Excess Availability shall have been not less than $12,500,000 for the two (2) consecutive month period immediately prior to the date of any payment in respect of such dividends or other distributions, and Excess Availability shall be not less than $12,500,000 immediately after giving effect to any such payment or distribution, (iii) Lender shall have received, not more than twenty (20) Business Days prior to such payment and not less than five (5) Business Days prior to such payment, current, updated projections of the amount of the Borrowing Base and Excess Availability for the one month period after the date of any payment in respect of such dividends, other distributions, in a form reasonably satisfactory to Lender, representing Borrowers’ reasonable best estimate of the future Borrowing Base and Excess Availability for the period set forth therein as of the date not more than ten (10) days prior to the date of the payment in respect of such dividend or other distributions, which projections shall have been prepared on the basis of the assumptions set forth therein which Borrowers believe are fair and reasonable as of the date of preparation in light of current and reasonably foreseeable business conditions, (iv) the amount of the Excess Availability as set forth in the projections delivered pursuant to clause (iii) above for such one month period shall be not less than $12,500,000, (v) the aggregate amount of all such payments in any fiscal year shall not exceed $7,000,000, (vi) the aggregate amount of all such payments in any fiscal quarter shall not exceed $1,750,000 and (vii) as of the date of any such payment and after giving effect thereto, no Default or Event of Default exists or has occurred and is continuing; and

(f)                                    Parent may make distributions or pay dividends to the ESOT in connection with the ESOP in the amounts of regularly scheduled payments to be made thereunder, in accordance with the terms thereof in effect on the date hereof; provided, that, as to any such distribution or dividend, all proceeds received by the ESOT are used by the ESOT to repay the ESOP Indebtedness.

9.12                           Transactions with Affiliates.  Each Borrower and Guarantor shall not, directly or indirectly:

(a)                                  purchase, acquire or lease any property from, or sell, transfer or lease any property to, any officer, director or other Affiliate of such Borrower or Guarantor, except:

(i)                 in the ordinary course of and pursuant to the reasonable requirements of such Borrower’s or Guarantor’s business (as the case may be) and upon fair and reasonable terms no less favorable to such Borrower or Guarantor than such Borrower or Guarantor would obtain in a comparable arm’s length transaction with an unaffiliated person;

(ii)              as permitted under Section 9.11(d) hereof; and

(iii)           pursuant to the performance by any Borrower of its obligations under the term s of any stockholders agreement (including any rights agreement related thereto) to which it is a party as of the date hereof and any similar agreement which such Borrower may enter into hereafter; provided, however, that the existence of, or the performance by such Borrower of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the date hereof will only be permitted by this clause (iii) to the extent that the terms of any such amendment or new agreement, taken as a whole, are not materially disadvantageous to the Lender; or

(b)                                 make any payments (whether by dividend, loan or otherwise) of management, consulting or other fees for management or similar services, or of any Indebtedness owing to any officer, employee, director or any other Affiliate of such Borrower or Guarantor, except (i) reasonable compensation to officers, employees, directors and consultants for services rendered to such Borrower or Guarantor in the ordinary course of business, and (ii) payments by any such Borrower or Guarantor to Parent for actual and necessary reasonable out-of-pocket legal and accounting, insurance, marketing, payroll and similar types of services paid for by Parent on behalf of such Borrower or Guarantor, in the ordinary course of their respective businesses or as the same may be directly attributable to such Borrower or Guarantor and for the payment of taxes by or on behalf of Parent.

9.13                           Compliance with ERISA.  Each Borrower and Guarantor shall, and shall cause each of its ERISA Affiliates to:  (a) maintain each Plan in compliance in all material respects with the applicable provisions of ERISA, the Code and other Federal and State law; (b) cause each Plan which is qualified under Section 401(a) of the Code to maintain such qualification; (c)not terminate any Pension Plan so as to incur any material liability to the Pension Benefit Guaranty Corporation;  (d) not allow or suffer to exist any prohibited transaction involving any Plan or any trust created thereunder which would subject such Borrower, Guarantor or such ERISA Affiliate to a material tax or other material liability on prohibited transactions imposed under Section 4975 of the Code or ERISA; (e) make all required contributions to any Plan which it is obligated to pay under Section 302 or 303 of ERISA, Section 412 or 430 of the Code or the terms of such Plan; (f) not allow or suffer to exist any accumulated funding deficiency, whether or not waived, with respect to any such Pension Plan; (g)  not engage in a transaction that could be subject to Section 4069 or 4212(c) of ERISA; or (h) not allow or suffer to exist any occurrence of a reportable event or any other event or condition which presents a material risk of termination by the Pension Benefit Guaranty Corporation of any Plan that is a single employer plan, which termination could result in any material liability of any Borrower or Guarantor to the Pension Benefit Guaranty Corporation.

9.14                           End of Fiscal Years; Fiscal Quarters.  Each Borrower and Guarantor shall, for financial reporting purposes, cause its, and each of its Subsidiaries’ (a) fiscal years to end on June 30 of each year and (b) fiscal quarters to end on September 30, December 31 and March 31 of each year.

9.15                           Change in Business.  Each Borrower and Guarantor shall not engage in any business other than the business of such Borrower or Guarantor on the date hereof and any business reasonably related, ancillary or complementary to the business in which such Borrower or Guarantor is engaged on the date hereof.

9.16                           Limitation of Restrictions Affecting Subsidiaries.  Each Borrower and Guarantor shall not, directly, or indirectly, create or otherwise cause or suffer to exist any encumbrance or restriction which prohibits or limits the ability of any Subsidiary of such Borrower or Guarantor  to (a) pay dividends or make other distributions or pay any Indebtedness owed to such Borrower or Guarantor or any Subsidiary of such Borrower or Guarantor; (b) make loans or advances to such Borrower or Guarantor or any Subsidiary of such Borrower or Guarantor, (c) transfer any of its properties or assets to such Borrower or Guarantor or any Subsidiary of such Borrower or Guarantor; or (d) create, incur, assume or suffer to exist any lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than encumbrances and restrictions arising under (i) applicable law, (ii) this Agreement, (iii) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of such Borrower or Guarantor or any Subsidiary of such Borrower or Guarantor, (iv) customary restrictions on dispositions of real property interests found in reciprocal easement agreements of such Borrower or Guarantor or any Subsidiary of such Borrower or Guarantor, (v) any agreement relating to permitted Indebtedness incurred by a Subsidiary of such Borrower or Guarantor prior to the date on which such Subsidiary was acquired by such Borrower or such Guarantor  and outstanding on such acquisition date, and (vi) the extension or continuation of contractual obligations in existence on the date hereof; provided, that, any such encumbrances or restrictions contained in such extension or continuation are no less favorable to Lender than those encumbrances and restrictions under or pursuant to the contractual obligations so extended or continued.

9.17                           Capital Expenditures.  Borrowers and Guarantors shall not, and shall not permit any of their Subsidiaries to, make Capital Expenditures (calculated on a consolidated basis for Borrowers, Guarantors and their Subsidiaries) (a) during the fiscal year ending June 30, 2009 in an amount in excess of $40,000,000 and (b) during any fiscal year thereafter in an aggregate amount in excess of $35,000,000.

9.18                           Fixed Charge Coverage Ratio.  The Fixed Charge Coverage Ratio of Parent and its Subsidiaries (on a consolidated basis) determined as of the end of the fiscal month most recently ended for which Lender has received financial statements, for each period of twelve (12) consecutive fiscal months ending on or about the date set forth below, shall be not less than the amount set forth opposite such date; provided, that, for all dates of determination set forth below prior to February 28, 2010, the Fixed Charge Coverage Ratio shall be tested for the period commencing March 1, 2009 through and including the last day of the fiscal month most recently ended as set forth below:

Date	Minimum Fixed Charge Coverage Ratio

July 31, 2009	0.30:1.00

August 31, 2009	0.30:1.00

September 30, 2009	0.30:1.00

October 31, 2009	0.40:1.00

November 30, 2009	0.40:1.00

December 31, 2009	0.40:1.00

January 31, 2010	0.55:1.00

February 28, 2010	0.55:1.00

March 31, 2010	0.55:1.00

April 30, 2010	0.70:1.00

May 31, 2010	0.70:1.00

June 30, 2010	0.70:1.00

July 31, 2010	0.75:1.00

August 31, 2010	0.75:1.00

September 30, 2010	0.75:1.00

October 31, 2010	0.75:1.00

November 30, 2010	0.75:1.00

December 31, 2010	0.75:1.00

January 31, 2011	0.75:1.00

February 28, 2011 and each month thereafter	1.00:1.00

9.19                           Minimum Adjusted EBITDA.  The Adjusted EBITDA of Parent and its Subsidiaries (on a consolidated basis), determined as of the end of the fiscal month most recently ended for which Lender has received financial statements pursuant to Section 9.6(a) of this Agreement, for each period specified below, shall not be less than the amount set forth below opposite the last date of such period:

Date	Minimum Adjusted EBITDA

March 1, 2009 through and including May 31, 2009	$0

March 1, 2009 through and including June 30, 2009	$0

9.20                           Liquidity Trigger Event.

(a)                                  Upon the occurrence of a Liquidity Trigger Event after the date of this Agreement, Borrowers shall send or cause to be sent to Lender (not later than three (3) Business Days thereafter) by federal funds wire transfer not less than $10,000,000 to an interest bearing restricted money market account at Lender (the “Cash Collateral Account”) as additional Collateral for the Obligations; provided, that, Borrowers may fund such deposit, with the proceeds of a Revolving Loan so long as (i) immediately prior to and after giving effect to such borrowing, no Event of Default shall have occurred and be continuing and (ii) immediately after giving effect to such Borrowing, Excess Availability shall be not less than $5,000,000.

(b)                                 So long as no Event of Default shall have occurred and be continuing, Lender shall invest the Cash Collateral in accordance with the terms of the account agreement between Lender and Borrowers with respect to the Cash Collateral Account (the “Account Agreement”) and Borrowers shall receive a credit to the Cash Collateral Account for all interest and other earnings on the Cash Collateral on or about the last day of each fiscal quarter.  Upon the written request by Administrative Borrower (which request shall not be made more frequently than one (1) time per fiscal quarter), any interest or other earnings in respect of the Cash Collateral shall be released to Borrowers in accordance with the terms of the Account Agreement.

(c)                                  Except for the release of interest and other earnings on the Cash Collateral as set forth in clause (b) above, Borrowers shall have no right to be paid or to draw upon any of the Cash Collateral unless and until the Credit Facility shall have been terminated and all of the Obligations have been indefeasibly paid and satisfied in full (or sooner if Lender so determines).  If and when the Credit Facility shall have been terminated and all of the Obligations have been indefeasibly paid and satisfied in full (or sooner if Lender so determines), any sums still held by Lender as Cash Collateral shall be returned to Borrowers (subject to applicable law or court order).

9.21                           ESOP/ESOT; ESOP Loan Documents.

(a)                                  The ESOP and ESOT shall continue to be administered, operated and maintained as a qualified plan and trust under all applicable sections of the Code and ERISA, including (i) continuing the qualification of the ESOP and the ESOT under Section 401(a) of the Code, (ii) causing the ESOT to maintain its tax-exempt status under Section 501(a) of the Code, and (iii) causing the ESOP to maintain its status as an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Code.

(b)                                 Parent shall from time to time furnish to Lender satisfactory evidence of its contributions to the ESOT in an amount which, together with all cash held by the ESOT that is legally available to make regularly scheduled payments under the ESOP Loan Agreement on the date any payment is due thereunder, is sufficient to pay when due all amounts payable by the ESOT to Parent under the ESOP Loan Agreement as in effect on the date hereof.

(c)           Parent shall from time to time furnish to Lender satisfactory evidence of its contributions to the ESOT in an amount which is sufficient to pay when due all amounts so payable by the ESOT to Parent thereunder.

(d)           Parent shall deliver to Lender when obtained (i) a copy of any repurchase liability study or similar report prepared by a valuation firm, actuarial firm or other similar Person projecting the obligations of Parent (A) to repurchase Capital Stock or other interests in the ESOP from participants in the ESOP and (B) to satisfy its diversification obligations under the Code; and (ii) at the time that any such study is prepared or established, evidence of Parent’s proposed plan with respect to funding and otherwise satisfying its repurchase and diversification obligations.

9.22         Preferred Stock Portfolio.

(a)           Borrowers and Guarantors shall not (i) close the Specified Investment Account or (ii) dispose of the investment property within the Specified Investment Account other than in accordance with Section 9.7(b)(vi) of this Agreement, in each case without the prior written consent of Lender.

(b)           Borrowers and Guarantors shall not deposit or maintain the proceeds of any Loans or any proceeds from the sale or other disposition of any Collateral in the Specified Investment Account.

(c)           Borrowers and Guarantors shall not use the proceeds of any Loans or the proceeds from the sale or other disposition of Collateral to purchase or otherwise acquire any investment property to be held in the Specified Investment Account.

(d)           Borrowers and Guarantors shall furnish to Lender all notices or demands in connection with such the Specified Investment Account either received by any Borrower or Guarantor or on its behalf promptly after the receipt thereof, or sent by any Borrower or Guarantor or on its behalf concurrently with the sending thereof, as the case may be.

(e)           Each Borrower and Guarantor hereby irrevocably authorizes and directs the intermediary in respect of the Specified Investment Account to deliver to Lender, at Borrowers’ expense, copies of the account statements sent by such intermediary to any Borrower or Guarantor or on its behalf.

9.23         License Agreements.

(a)           Each Borrower and Guarantor shall (i) promptly and faithfully observe and perform all of the material terms, covenants, conditions and provisions of the material License Agreements to which it is a party to be observed and performed by it, at the times set forth therein, if any, (ii) not do, permit, suffer or refrain from doing anything that could reasonably be expected to result in a default under or breach of any of the terms of any material

License Agreement, (iii) not cancel, surrender, modify, amend, waive or release any material License Agreement in any material respect or any term, provision or right of the licensee thereunder in any material respect, or consent to or permit to occur any of the foregoing; except, that, subject to Section 9.23(b) below, such Borrower or Guarantor may cancel, surrender or release any material License Agreement in the ordinary course of the business of such Borrower or Guarantor; provided, that, such Borrower or Guarantor (as the case may be) shall give Lender not less than thirty (30) days prior written notice of its intention to so cancel, surrender and release any such material License Agreement, (iv) give Lender prompt written notice of any material License Agreement entered into by such Borrower or Guarantor  after the date hereof, together with a true, correct and complete copy thereof and such other information with respect thereto as Lender may request, (v) give Lender prompt written notice of any material breach of any obligation, or any default, by any party under any material License Agreement, and deliver to Lender (promptly upon the receipt thereof by such Borrower or Guarantor in the case of a notice to such Borrower or Guarantor and concurrently with the sending thereof in the case of a notice from such Borrower or Guarantor) a copy of each notice of default and every other notice and other communication received or delivered by such Borrower or Guarantor in connection with any material License Agreement which relates to the right of such Borrower or Guarantor to continue to use the property subject to such License Agreement, and (vi) furnish to Lender, promptly upon the request of Lender, such information and evidence as Lender may reasonably require from time to time concerning the observance, performance and compliance by such Borrower or Guarantor or the other party or parties thereto with the material terms, covenants or provisions of any material License Agreement.

(b)           Each Borrower and Guarantor will either exercise any option to renew or extend the term of each material License Agreement to which it is a party in such manner as will cause the term of such material License Agreement to be effectively renewed or extended for the period provided by such option and give prompt written notice thereof to Lender or give Lender prior written notice that such Borrower or Guarantor does not intend to renew or extend the term of any such material License Agreement or that the term thereof shall otherwise be expiring, not less than sixty (60) days prior to the date of any such non-renewal or expiration.  In the event of the failure of such Borrower or Guarantor to extend or renew any material License Agreement to which it is a party, Lender shall have, and is hereby granted, the irrevocable right and authority, at its option, to renew or extend the term of such material License Agreement, whether in its own name and behalf, or in the name and behalf of a designee or nominee of Lender or in the name and behalf of such Borrower or Guarantor, as Lender shall determine at any time that an Event of Default shall exist or have occurred and be continuing.  Lender may, but shall not be required to, perform any or all of such obligations of such Borrower or Guarantor under any of the License Agreements, including, but not limited to, the payment of any or all sums due from such Borrower or Guarantor thereunder.  Any sums so paid by Lender shall constitute part of the Obligations.

9.24         Foreign Assets Control Regulations, Etc.  None of the requesting or borrowing of the Loans or the requesting or issuance, extension or renewal of any Letters of Credit or the use of the proceeds of any thereof will violate the Trading With the Enemy Act (50 U.S.C. §1 et seq., as amended) (the “Trading With the Enemy Act”) or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) (the “Foreign Assets Control Regulations”) or any enabling legislation or executive order relating thereto (including, but not limited to (a) Executive order 13224 of September 21, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)) (the “Executive Order”) and (b) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56).  No Borrower nor any of their respective Subsidiaries or other Affiliates is or will become a Sanctioned Entity or Sanctioned Person as described in the Executive Order, the Trading with the Enemy Act or the Foreign Assets Control Regulations or  engages or will engage in any dealings or transactions, or be otherwise associated, with any such Sanctioned Entity or Sanctioned Person.

9.25         After Acquired Real Property.

  If any Borrower or Guarantor hereafter acquires any Real Property, fixtures or any other property (other than any Real Property acquired pursuant to the Option Agreement, as in effect on the date hereof and any improvements or additions of fixtures or other property to Excluded Property) and such Real Property, fixtures or other property at any location (or series of adjacent, contiguous or related locations, and regardless of the number of parcels) has a fair market value in an amount equal to or greater than $500,000 (or if a Default or Event of Default exists or shall have occurred and be continuing, then regardless of the fair market value of such assets), without limiting any other rights of Lender, or duties or obligations of any Borrower or Guarantor, promptly upon Lender’s request, such Borrower or Guarantor shall execute and deliver to Lender a mortgage, deed of trust or deed to secure debt, as Lender may determine, in form and substance reasonably satisfactory to Lender and in form appropriate for recording in the real estate records of the jurisdiction in which such Real Property or other property is located granting to Lender a first and only lien and mortgage on and security interest in such Real Property, fixtures or other property (except for and subject to encumbrances that such Borrower or Guarantor would otherwise be permitted to incur hereunder or as otherwise consented to in writing by Lender) and such other agreements, documents and instruments as Lender may require in connection therewith.

9.26         Costs and Expenses.  Borrowers and Guarantors shall pay to Lender on demand all reasonable costs, expenses, filing fees and taxes paid or payable in connection with the preparation, negotiation, execution, delivery, recording, syndication, administration, collection, liquidation, enforcement and defense of the Obligations, Lender’s rights in the Collateral, this Agreement, the other Financing Agreements and all other documents related hereto or thereto, including any amendments, supplements or consents which may hereafter be contemplated (whether or not executed) or entered into in respect hereof and thereof, including:  (a) all reasonable costs and expenses of filing or recording (including Uniform Commercial Code financing statement filing taxes and fees, documentary taxes, intangibles taxes and mortgage recording taxes and fees, if applicable); (b) reasonable costs and expenses and fees for insurance premiums, environmental audits, title insurance premiums, surveys, assessments, engineering reports and inspections, appraisal fees and search fees, background checks, costs and expenses of remitting loan proceeds, collecting checks and other items of payment, and establishing and maintaining the Concentration Accounts, together with Lender’s reasonable and customary charges and fees with respect thereto; (c) reasonable charges, fees or expenses charged by any bank or issuer in connection with any Letter of Credit; (d) reasonable costs and expenses of preserving and protecting the Collateral; (e) reasonable costs and expenses paid or incurred in connection with obtaining payment of the Obligations, enforcing the security interests and liens of Lender, selling or otherwise realizing upon the Collateral, and otherwise enforcing the provisions of this Agreement and the other Financing Agreements or defending any claims made or threatened against Lender arising out of the transactions contemplated hereby and thereby (including preparations for and consultations concerning any such matters); (f) all reasonable out-of-pocket expenses and costs heretofore and from time to time hereafter incurred by Lender during the course of periodic field examinations of the Collateral and such Borrower’s or Guarantor’s operations, plus a per diem charge at Lender’s then standard rate for Lender’s examiners in the field and office (which rate as of the date hereof is $1,000 per person per day); and (g) the reasonable fees and disbursements of counsel (including legal assistants) to Lender in connection with any of the foregoing.

9.27         Inactive Subsidiaries.

(a)           Except as otherwise provided in Section 9.27(b) below, Borrowers and Guarantors will not permit the Inactive Subsidiary to (i) engage in any business or conduct any operations, (ii) own assets with a book value of more than $100,000 in the aggregate or (iii) incur any obligations or liabilities in respect of any Indebtedness or otherwise.

(b)           In the event that a Borrower or Guarantor intends to have the Inactive Subsidiary commence any business or operations or own assets with a book value of more than $100,000 in the aggregate or incur any obligations or liabilities in respect of any Indebtedness or otherwise, (i) Borrowers and Guarantors shall give Lender not less than ten (10) days’ prior written notice thereof with reasonable detail and specificity and such other information with respect thereto as Lender may request and (ii) at any time thereafter, promptly upon the request of Lender, Borrowers and Guarantors shall cause Inactive Subsidiary to execute and deliver to Lender, in form and substance satisfactory to Lender, a joinder agreement to the Financing Agreements in order to, among other  things, make the Inactive Subsidiary a party to this Agreement as a “Guarantor” and a party to any guarantee as a “Guarantor” or pledge agreement as a “Pledgor”, and including, but not limited to, supplements and amendments hereto and to any of the other Financing Agreements, authorization to file UCC financing statements, Collateral Access Agreements (to the extent required under Section 9.2 hereof), other agreements, documents or instruments contemplated under Section 5.3 hereof and other consents, waivers, acknowledgments and other agreements from third persons which Lender may deem reasonably necessary or desirable in order to permit, protect and perfect its security interests in and liens upon the assets of the Inactive Subsidiary, corporate resolutions and other organization and authorizing documents of such Person, and favorable opinions of counsel to such person and (iii)  upon the satisfaction of each of the conditions set forth in this Section 9.27(b), the Inactive Subsidiary shall cease to be deemed an Inactive Subsidiary for purposes of this Agreement.

9.28         Further Assurances.  At the request of Lender at any time and from time to time, Borrowers and Guarantors shall, at their expense, duly execute and deliver, or cause to be duly executed and delivered, such further agreements, documents and instruments, and do or cause to be done such further acts as may be necessary or proper to evidence, perfect, maintain and enforce the security interests and the priority thereof in the Collateral and to otherwise effectuate the provisions or purposes of this Agreement or any of the other Financing Agreements.  Lender may at any time and from time to time request a certificate from an officer of any Borrower or Guarantor  representing that all conditions precedent to the making of Loans and providing Letters of Credit contained herein are satisfied.  In the event of such request by Lender, Lender may, at Lender’s option, cease to make any further Loans or provide any further Letters of Credit until Lender has received such certificate and, in addition, Lender has determined that such conditions are satisfied.

SECTION  10.      EVENTS OF DEFAULT AND REMEDIES

10.1         Events of Default.  The occurrence or existence of any one or more of the following events are referred to herein individually as an “Event of Default”, and collectively as “Events of Default”:

(a)           (i) any Borrower fails to pay any of the Obligations when due or (ii) any Borrower or Guarantor fails to perform any of the covenants contained in Sections 9.3, 9.4, 9.13, 9.14, 9.15, and 9.16 of this Agreement and such failure shall continue for ten (10) days; provided, that, such ten (10) day period shall not apply in the case of: (A) any failure to observe any such covenant which is not capable of being cured at all or within such ten (10) day period or which has been the subject of a prior failure within a six (6) month period or (B) an intentional breach by any Borrower or Guarantor of any such covenant or (iii) any Borrower or Guarantor fails to perform any of the terms, covenants, conditions or provisions contained in this Agreement or any of the other Financing Agreements other than those described in Sections 10.1(a)(i) and 10.1(a)(ii) above;

(b)           any representation, warranty or statement of fact made by any Borrower or Guarantor in this Agreement, the other Financing Agreements or any other written agreement, schedule, confirmatory assignment or otherwise shall when made or deemed made be false or misleading in any material respect

(c)           any Guarantor revokes or terminates or purports to revoke or terminate, or fails to perform any of the terms, covenants, conditions or provisions of any guarantee, endorsement or other agreement of such party in favor of Lender;

(d)           one or more judgments for the payment of money are rendered against any Borrower or Guarantor in excess of $250,000 in the aggregate (to the extent not covered by insurance where the insurer has assumed responsibility in writing for such judgment) and shall remain undischarged or unvacated for a period in excess of thirty (30) days or execution shall at any time not be effectively stayed, or any judgment other than for the payment of money, or injunction, attachment, garnishment or execution is rendered against any Borrower or Guarantor or any of the Collateral having a value in excess of $250,000;

(e)           any Guarantor (being a natural person or a general partner of an Guarantor which is a partnership) dies or any Borrower or Guarantor, which is a partnership, limited liability company, limited liability partnership or a corporation, dissolves or suspends or discontinues doing business;

(f)            any Borrower or Guarantor makes an assignment for the benefit of creditors, makes or sends notice of a bulk transfer or calls a meeting of its creditors or principal creditors in connection with a moratorium or adjustment of the Indebtedness due to them;

(g)           a case or proceeding under the bankruptcy laws of the United States of America now or hereafter in effect or under any insolvency, reorganization, receivership, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction now or hereafter in effect (whether at law or in equity) is filed against any Borrower or Guarantor or all or any part of its properties and such petition or application is not dismissed within thirty (30) days after the date of its filing or any Borrower or Guarantor shall file any answer admitting or not contesting such petition or application or indicates its consent to, acquiescence in or approval of, any such action or proceeding or the relief requested is granted sooner;

(h)           a case or proceeding under the bankruptcy laws of the United States of America now or hereafter in effect or under any insolvency, reorganization, receivership, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction now or hereafter in effect (whether at a law or equity) is filed by any Borrower or Guarantor or for all or any part of its property;

(i)            any default in respect of any Indebtedness of any Borrower or Guarantor (other than Indebtedness owing to Lender hereunder) or of the ESOT to any Person, in any case in an amount in excess of $250,000, including, under the ESOP Documents, which default continues for more than the applicable cure period, if any, with respect thereto or any default by any Borrower or Guarantor under any Material Contract, which default continues for more than the applicable cure period, if any, with respect thereto and/or is not waived in writing by the other parties thereto;

(j)            any material provision hereof or of any of the other Financing Agreements shall for any reason cease to be valid, binding and enforceable with respect to any party hereto or thereto (other than Lender) in accordance with its terms, or any such party shall challenge the enforceability hereof or thereof, or shall assert in writing, or take any action or fail to take any action based on the assertion that any provision hereof or of any of the other Financing Agreements has ceased to be or is otherwise not valid, binding or enforceable in accordance with its terms, or any security interest provided for herein or in any of the other Financing Agreements shall cease to be a valid and perfected first priority security interest in any of the Collateral purported to be subject thereto (except as otherwise permitted herein or therein);

(k)           an ERISA Event shall occur which results in or could reasonably be expected to result in liability of any Borrower in an aggregate amount in excess of $500,000;

(l)            any Change of Control;

(m)          the indictment by any Governmental Authority, or as Lender may reasonably and in good faith determine, the threatened indictment by any Governmental Authority of any Borrower or Guarantor of which any Borrower, Guarantor or Lender receives notice, in either case, as to which there is a reasonable possibility of an adverse determination, in the good faith determination of Lender, under any criminal statute, or commencement or threatened commencement of criminal or civil proceedings against such Borrower or Guarantor, pursuant to which statute or proceedings the penalties or remedies sought or available include forfeiture of (i) any of the Collateral having a value in excess of $250,000 or (ii) any other property of any Borrower or Guarantor which is necessary or material to the conduct of its business;

(n)           there shall occur any other event, development or condition that would constitute or have a Material Adverse Effect;

(o)           from and after the date on which Borrowers have deposited the amount required to be so deposited by Section 9.20 of the Agreement, the amount of cash in the Cash Investment Accounts is less than $10,000,000;

(p)           the ESOT fails to be duly qualified under Section 401(a) of the Code or exempt from federal income taxation under Section 501(a) of the Code; or the ESOP shall engage in a non-exempt prohibited transaction which has reasonably been expected to result in liability to Parent in excess of $250,000; or

(q)           there shall be an event of default (after the applicable cure period, if any) under any of the other Financing Agreements.

10.2         Remedies.

(a)           At any time an Event of Default exists or has occurred and is continuing, Lender shall have all rights and remedies provided in this Agreement, the other Financing Agreements, the UCC and other applicable law, all of which rights and remedies may be exercised without notice to or consent by any Borrower or Guarantor, except as such notice or consent is expressly provided for hereunder or required by applicable law.  All rights, remedies and powers granted to Lender hereunder, under any of the other Financing Agreements, the UCC or other applicable law, are cumulative, not exclusive and enforceable, in Lender’s discretion, alternatively, successively, or concurrently on any one or more occasions, and shall include, without limitation, the right to apply to a court of equity for an injunction to restrain a breach or threatened breach by any Borrower or Guarantor of this Agreement or any of the other Financing Agreements.  Lender may, at any time or times, proceed directly against any Borrower or Guarantor to collect the Obligations without prior recourse to the Collateral.

(b)           Without limiting the foregoing, at any time an Event of Default exists or has occurred and is continuing, Lender may, in its discretion: (i) accelerate the payment of all Obligations and demand immediate payment thereof to Lender, (provided, that, upon the occurrence of any Event of Default described in Sections 10.1(g) and 10.1(h), all Obligations shall automatically become immediately due and payable), (ii) with or without judicial process or the aid or assistance of others, enter upon any premises on or in which any of the Collateral may be located and take possession of the Collateral or complete processing, manufacturing and repair of all or any portion of the Collateral, (iii) require any Borrower or Guarantor, at Borrowers’ expense, to assemble and make available to Lender any part or all of the Collateral at any place and time designated by Lender, (iv) collect, foreclose, receive, appropriate, setoff and realize upon any and all Collateral, (v) remove any or all of the Collateral from any premises on or in which the same may be located for the purpose of effecting the sale, foreclosure or other disposition thereof or for any other purpose, (vi) sell, lease, transfer, assign, deliver or otherwise dispose of any and all Collateral (including entering into contracts with respect thereto, public or private sales at any exchange, broker’s board, at any office of Lender or elsewhere) at such prices or terms as Lender may deem reasonable, for cash, upon credit or for future delivery, with the Lender having the right to purchase the whole or any part of the Collateral at any such public sale, all of the foregoing being free from any right or equity of redemption of any Borrower or Guarantor, which right or equity of redemption is hereby expressly waived and released by Borrowers and Guarantors and/or (vii) terminate this Agreement; provided, that, Lender shall not take any of the foregoing actions unless an Event of Default has occurred and is continuing.  If any of the Collateral is sold or leased by Lender upon credit terms or for future delivery, the Obligations shall not be reduced as a result thereof until payment therefor is finally collected by Lender.  If notice of disposition of Collateral is required by law, ten (10) days prior notice by Lender to Administrative Borrower designating the time and place of any public sale or the time after which any private sale or other intended disposition of Collateral is to be made, shall be deemed to be reasonable notice thereof and Borrowers and Guarantors waive any other notice.  In the event Lender institutes an action to recover any Collateral or seeks recovery of any Collateral by way of prejudgment remedy, each Borrower and Guarantor waives the posting of any bond which might otherwise be required. At any time an Event of Default exists or has occurred and is continuing, upon Lender’s request, Borrowers will either, as Lender shall specify, furnish cash collateral to the issuer to be used to secure and fund Lender’s reimbursement obligations to the issuer in connection with any Letter of Credit Obligations or furnish cash collateral to Lender for the Letter of Credit Obligations.  Such cash collateral shall be in the amount equal to one hundred ten (110%) percent of the amount of the Letter of Credit

Obligations plus the amount of any fees and expenses payable in connection therewith through the end of the latest expiration date of the Letters of Credit giving rise to such Letter of Credit Obligations.

(c)           At any time or times that an Event of Default exists or has occurred and is continuing, Lender may, in its discretion, enforce the rights of any Borrower or Guarantor against any account debtor, secondary obligor or other obligor in respect of any of the Accounts or other Receivables.  Without limiting the generality of the foregoing, Lender may, in its discretion, at such time or times (i) notify any or all account debtors, secondary obligors or other obligors in respect thereof that the Receivables have been assigned to Lender and that Lender has a security interest therein and Lender may direct any or all account debtors, secondary obligors and other obligors to make payment of Receivables directly to Lender, (ii) extend the time of payment of, compromise, settle or adjust for cash, credit, return of merchandise or otherwise, and upon any terms or conditions, any and all Receivables or other obligations included in the Collateral and thereby discharge or release the account debtor or any secondary obligors or other obligors in respect thereof without affecting any of the Obligations, (iii) demand, collect or enforce payment of any Receivables or such other obligations, but without any duty to do so, and Lender shall not be liable for any failure to collect or enforce the payment thereof nor for the negligence of its agents or attorneys with respect thereto and (iv) take whatever other action Lender may reasonably deem necessary or desirable for the protection of its interests.  At any time that an Event of Default exists or has occurred and is continuing, at Lender’s request, all invoices and statements sent to any account debtor shall state that the Accounts and such other obligations have been assigned to Lender and are payable directly and only to Lender and Borrowers and Guarantors shall deliver to Lender such originals of documents evidencing the sale and delivery of goods or the performance of services giving rise to any Accounts as Lender may require.  In the event any account debtor returns Inventory when an Event of Default exists or has occurred and is continuing, Borrowers shall, upon Lender’s request, hold the returned Inventory in trust for Lender,  segregate all returned Inventory from all of its other property, dispose of the returned Inventory solely according to Lender’s instructions, and not issue any credits, discounts or allowances with respect thereto without Lender’s prior written consent.

(d)           To the extent that applicable law imposes duties on Lender to exercise remedies in a commercially reasonable manner (which duties cannot be waived under such law), each Borrower and Guarantor acknowledges and agrees that it is not commercially unreasonable for Lender (i) to fail to incur expenses reasonably deemed significant by Lender to prepare Collateral for disposition or otherwise to complete raw material or work in process into finished goods or other finished products for disposition, (ii) to fail to obtain third party consents for access to Collateral to be disposed of, or to obtain or, if not required by other law, to fail to obtain consents of any Governmental Authority or other third party for the collection or disposition of Collateral to be collected or disposed of, (iii) to fail to exercise collection remedies against account debtors, secondary obligors or other persons obligated on Collateral or to remove liens or encumbrances on or any adverse claims against Collateral, (iv) to exercise collection remedies against account debtors and other persons obligated on Collateral directly or through the use of collection agencies and other collection specialists, (v) to advertise dispositions of Collateral through publications or media of general circulation, whether or not the Collateral is of a specialized nature, (vi) to contact other persons, whether or not in the same business as any Borrower or Guarantor, for expressions of interest in acquiring all or any portion of the Collateral, (vii) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the collateral is of a specialized nature, (viii) to dispose of Collateral by utilizing Internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capability of doing so, or that match buyers and sellers of assets, (ix) to dispose of assets in wholesale rather than retail markets, (x) to disclaim disposition warranties, (xi) to purchase insurance or credit enhancements to insure Lenders against risks of loss, collection or disposition of Collateral or to provide to Lender a guaranteed return from the collection or disposition of Collateral, or (xii) to the extent deemed appropriate by Lender, to obtain the services of other brokers, investment bankers, consultants and other professionals to assist Lender in the collection or disposition of any of the Collateral. Each Borrower and Guarantor acknowledges that the purpose of this Section is to provide non-exhaustive indications of what actions or omissions by Lender would not be commercially unreasonable in the exercise by any Lender of remedies against the Collateral and that other actions or omissions by Lender shall not be deemed commercially unreasonable solely on account of not being indicated in this Section. Without limitation of the foregoing, nothing contained in this Section shall be construed to grant any rights to any Borrower or Guarantor or to impose any duties on Lender that would not have been granted or imposed by this Agreement or by applicable law in the absence of this Section.

(e)           For the purpose of enabling Lender to exercise the rights and remedies hereunder, each Borrower and Guarantor hereby grants to Lender, to the extent assignable, an irrevocable, non-exclusive license (exercisable at any time an Event of Default shall exist or have occurred and for so long as the same is continuing) without payment of royalty or other compensation to any Borrower or Guarantor, to use, assign, license or sublicense any of the trademarks, service-marks, trade names, business names, trade styles, designs, logos and other source of business identifiers and other Intellectual Property and general intangibles now owned or hereafter acquired by any Borrower or Guarantor, wherever the same maybe located, including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer programs used for the compilation or printout thereof.

(f)            At any time an Event of Default exists or has occurred and is continuing, Lender may apply the cash proceeds of Collateral actually received by Lender from any sale, lease, foreclosure or other disposition of the Collateral to payment of the Obligations, in whole or in part and in accordance with the terms hereof, whether or not then due or may hold such proceeds as cash collateral for the Obligations.  Borrowers and Guarantors shall remain liable to Lender for the payment of any deficiency with interest at the highest rate provided for herein and all costs and expenses of collection or enforcement, including attorneys’  fees and expenses.

(g)           Without limiting the foregoing, upon the occurrence of a Default or an Event of Default, Lender may, at Lender’s option, without notice, (i) cease making Loans or arranging for Letters of Credit or reduce the lending formulas or amounts of Loans and Letters of Credit available to Borrowers and/or (ii) terminate any provision of this Agreement providing for any future Loans or Letters of Credit to be made by Lender to Borrowers and/or (iii) establish such Reserves as Lender determines, without limitation or restriction, notwithstanding anything to the contrary contained herein.

SECTION  11.      JURY TRIAL WAIVER; OTHER WAIVERS AND CONSENTS; GOVERNING LAW

11.1         Governing Law; Choice of Forum; Service of Process; Jury Trial Waiver.

(a)           The validity, interpretation and enforcement of this Agreement and the other Financing Agreements (except as otherwise provided therein) and any dispute arising out of the relationship between the parties hereto, whether in contract, tort, equity or otherwise, shall be governed by the internal laws of the State of California but excluding any principles of conflicts of law or other rule of law that would cause the application of the law of any jurisdiction other than the laws of the State of California.

(b)           Borrowers, Guarantors and Lender irrevocably consent and submit to the non-exclusive jurisdiction of the state courts of Los Angeles County, State of California or the United States District Court for the Central District of California, whichever Lender may elect, and waive any objection based on venue or forum non conveniens with respect to any action instituted therein arising under this Agreement or any of the other Financing Agreements or in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Agreement or any of the other Financing Agreements or the transactions related hereto or thereto, in each case whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise, and agree that any dispute with respect to any such matters shall be heard only in the courts described above (except that Lender shall have the right to bring any action or proceeding against any Borrower or Guarantor or its or their property in the courts of any other jurisdiction which Lender deems necessary or appropriate in order to realize on the Collateral or to otherwise enforce its rights against any Borrower or Guarantor or its or their property).

(c)           Each Borrower and Guarantor hereby waives personal service of any and all process upon it and consents that all such service of process may be made by certified mail (return receipt requested) directed to its address set forth herein and service so made shall be deemed to be completed five (5) days after the same shall have been so deposited in the U.S. mails, or, at Lender’s option, by service upon any Borrower or Guarantor (or Administrative Borrower on behalf of such Borrower or Guarantor) in any other manner provided under the rules of any such courts.

(d)           BORROWERS, GUARANTORS AND LENDER EACH HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR

CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR ANY OF THE OTHER FINANCING AGREEMENTS OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE OTHER FINANCING AGREEMENTS OR THE TRANSACTIONS RELATED HERETO OR THERETO IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.  BORROWERS, GUARANTORS AND LENDER EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT ANY BORROWER, ANY GUARANTOR OR LENDER MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

(e)           Lender shall not have any liability to any Borrower or Guarantor (whether in tort, contract, equity or otherwise) for losses suffered by such Borrower or Guarantor in connection with, arising out of, or in any way related to the transactions or relationships contemplated by this Agreement, or any act, omission or event occurring in connection herewith, unless it is determined by a final and non-appealable judgment or court order binding on Lender, that the losses were the result of acts or omissions constituting gross negligence or willful misconduct.  In any such litigation, Lender shall be entitled to the benefit of the rebuttable presumption that it acted in good faith and with the exercise of ordinary care in the performance by it of the terms of this Agreement.  Each Borrower and Guarantor:  (i) certifies that neither Lender nor any representative, agent or attorney acting for or on behalf of Lender has represented, expressly or otherwise, that Lender would not, in the event of litigation, seek to enforce any of the waivers provided for in this Agreement or any of the other Financing Agreements and (ii) acknowledges that in entering into this Agreement and the other Financing Agreements, Lender is relying upon, among other things, the waivers and certifications set forth in this Section 11.1 and elsewhere herein and therein.

11.2         Waiver of Notices.  Each Borrower and Guarantor hereby expressly waives demand, presentment, protest and notice of protest and notice of dishonor with respect to any and all instruments and chattel paper, included in or evidencing any of the Obligations or the Collateral, and any and all other demands and notices of any kind or nature whatsoever with respect to the Obligations, the Collateral and this Agreement, except such as are expressly provided for herein.  No notice to or demand on any Borrower or Guarantor which Lender may elect to give shall entitle such Borrower or Guarantor to any other or further notice or demand in the same, similar or other circumstances.

11.3         Amendments and Waivers.  Neither this Agreement nor any provision hereof shall be amended, modified, waived or discharged orally or by course of conduct, but only by a written agreement signed by an authorized officer of Lender, and as to amendments, as also signed by an authorized officer of Borrowers.  Lender shall not, by any act, delay, omission or otherwise be deemed to have expressly or impliedly waived any of its rights, powers and/or remedies unless such waiver shall be in writing and signed by an authorized officer of Lender.  Any such waiver shall be enforceable only to the extent specifically set forth therein.  A waiver by Lender of any right, power and/or remedy on any one occasion shall not be construed as a bar to or waiver of any such right, power and/or remedy which Lender would otherwise have on any future occasion, whether similar in kind or otherwise.

11.4         Waiver of Counterclaims.  Each Borrower and Guarantor waives all rights to interpose any claims, deductions, setoffs or counterclaims of any nature (other then compulsory counterclaims) in any action or proceeding with respect to this Agreement, the Obligations, the Collateral or any matter arising therefrom or relating hereto or thereto.

11.5         Indemnification.  Each Borrower and Guarantor shall, jointly and severally, indemnify and hold Lender, and its officers, directors, agents, employees, advisors and counsel and their respective Affiliates (each such person being an “Indemnitee”), harmless from and against any and all losses, claims, damages, liabilities, costs or expenses (including attorneys’ fees and expenses) imposed on, incurred by or asserted against any of them in connection with any litigation, investigation, claim or proceeding commenced or threatened related to the negotiation, preparation, execution, delivery, enforcement, performance or administration of this Agreement, any other Financing Agreements, any of the Purchase Agreements, or any undertaking or proceeding related to any of the transactions contemplated hereby or any act, omission, event or transaction related or attendant thereto, including amounts paid in settlement, court costs, and the fees and expenses of counsel except that Borrowers and Guarantors shall not have any obligation under this Section 11.5 to indemnify an Indemnitee with respect to a matter covered hereby resulting from the gross negligence or willful misconduct of such Indemnitee as determined pursuant to a final, non-appealable order of a court of competent jurisdiction (but without limiting the obligations of Borrowers or Guarantors as to any other Indemnitee).   To the extent that the undertaking to indemnify, pay and hold harmless set forth in this Section may be unenforceable because it violates any law or public policy, Borrowers and Guarantors shall pay the maximum portion which it is permitted to pay under applicable law to Lender in satisfaction of indemnified matters under this Section.  To the extent permitted by applicable law, no Borrower or Guarantor shall assert, and each Borrower and Guarantor hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any of the other Financing Agreements or any undertaking or transaction contemplated hereby.  No Indemnitee referred to above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or any of the other Financing Agreements or the transaction contemplated hereby or thereby, except for damages resulting from the gross negligence or wilful misconduct of such Indemnitee as determined pursuant to a final, non-appealable order of a court of competent jurisdiction (but without limiting the exculpation as to any other Indemnitee (other than any officers, directors, agents or employees of the Indemnitee whose gross negligence or wilful misconduct resulted in such damages)).  All amounts due under this Section shall be payable upon demand. The foregoing indemnity shall survive the payment of the Obligations and the termination or non-renewal of this Agreement.

SECTION 12.       TERM OF AGREEMENT; MISCELLANEOUS

12.1         Term.

(a)           This Agreement and the other Financing Agreements shall become effective as of the date set forth on the first page hereof and shall continue in full force and effect for a term ending on the date three (3) years from the date hereof (the “Maturity Date”), unless sooner terminated pursuant to the terms hereof.  Borrowers may terminate this Agreement at any time upon ten (10) days prior written notice to Lender (which notice shall be irrevocable) and Lender may, at its option, terminate this Agreement at any time upon the occurrence and during the continuance of an Event of Default.  Upon the Maturity Date or any other effective date of termination of the Financing Agreements, Borrowers shall pay to Lender all outstanding and unpaid Obligations and shall furnish cash collateral to Lender (or at Lender’s option, a letter of credit issued for the account of Borrowers and at Borrowers’ expense, in form and substance reasonably satisfactory to Lender, by an issuer reasonably acceptable to Lender and payable to Lender as beneficiary) in such amounts as Lender determines are reasonably necessary to secure Lender from loss, cost, damage or expense, including reasonable attorneys’ fees and expenses, in connection with any contingent Obligations, including issued and outstanding Letters of Credit and checks or other payments provisionally credited to the Obligations and/or as to which Lender has not yet received final and indefeasible payment (and including any contingent liability of Lender to any bank at which deposit accounts of Borrower are maintained under any Deposit Account Control Agreement) and for any of the Obligations arising under or in connection with any Bank Products in such amounts as Lender may reasonably require (unless such Obligations arising under or in connection with any Bank Products are paid in full in cash and terminated in a manner reasonably satisfactory to Lender).  The amount of such cash collateral (or letter of credit, as Lender may determine) as to any Letter of Credit Obligations shall be in the amount equal to one hundred ten (110%) percent of the amount of the Letter of Credit Obligations plus the amount of any fees and expenses payable in connection therewith through the end of the latest expiration date of the date of the Letters of Credit giving rise to such Letter of Credit Obligations.  Such payments in respect of the Obligations and cash collateral shall be remitted by wire transfer in Federal funds to the Lender Payment Account or such other bank account of Lender, as Lender may, in its discretion, designate in writing to Borrowers for such purpose.  Interest shall be due until and including the next Business Day, if the amounts so paid by Borrowers to the Lender Payment Account or other bank account designated by Lender are received in such bank account later than 12:00 noon, Los Angeles time.

(b)           No termination of this Agreement or any of the other Financing Agreements shall relieve or discharge any Borrower or Guarantor of its respective duties, obligations and covenants under this Agreement or any of the other Financing Agreements until all Obligations have been fully and finally discharged and paid, and Lender’s continuing security interest in the Collateral and the rights and remedies of Lender hereunder, under the other Financing Agreements and applicable law, shall remain in effect until all such Obligations have been fully and finally discharged and paid.  Accordingly, each Borrower and Guarantor waives any rights it may have under the UCC to demand the filing of termination statements with respect to the Collateral and Lender shall not be required to send such termination statements to Borrowers or Guarantors, or to file them with any filing office, unless and until this Agreement shall have been terminated in accordance with its terms and all Obligations paid and satisfied in full in immediately available funds.

(c)           Lender shall release any security interest in, mortgage or lien upon, any of the Collateral (i) upon termination of the credit facility and payment and satisfaction of all of the Obligations and delivery of cash collateral to the extent required under Section 12.1 above, or (ii) constituting property being sold or disposed of if Administrative Borrower or any Borrower or Guarantor certifies to Lender that the sale or disposition is made in compliance with Section 9.7 hereof, or (iii) constituting property in which any Borrower or Guarantor did not own an interest at the time the security interest, mortgage or lien was granted or at any time thereafter, or (iv) if required or permitted under the terms of any of the other Financing Agreements, including any intercreditor agreement.  Lender shall execute such documents as may be necessary to evidence the release of the security interest, mortgage or liens granted to Lender upon any Collateral to the extent set forth above; provided, that, (i) Lender shall not be required to execute any such document on terms which, in Lender’s opinion, would expose Lender to liability or create any obligations or entail any consequence other than the release of such security interest, mortgage or liens without recourse or warranty and  (ii) such release shall not in any manner discharge, affect or impair the Obligations or any security interest, mortgage or lien upon (or obligations of Borrowers or Guarantors in respect of) the Collateral retained by Borrowers or Guarantors.

12.2         Interpretative Provisions.

(a)           All terms used herein which are defined in Article 1, Article 8 or Article 9 of the UCC shall have the meanings given therein unless otherwise defined in this Agreement.

(b)           All references to the plural herein shall also mean the singular and to the singular shall also mean the plural unless the context otherwise requires.

(c)           All references to any Borrower, Guarantor and Lender pursuant to the definitions set forth in the recitals hereto, or to any other person herein, shall include their respective successors and assigns.

(d)           The words “hereof”, “herein”, “hereunder”, “this Agreement” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement and as this Agreement now exists or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced.

(e)           The word “including” when used in this Agreement shall mean “including, without limitation” and the word “will” when used in this Agreement shall be construed to have the same meaning and effect as the word “shall”.

(f)            An Event of Default shall exist or continue or be continuing until such Event of Default is waived in accordance with Section 11.3 or is cured in a manner satisfactory to Lender, if such Event of Default is capable of being cured as determined by Lender.

(g)           All references to the terms “good faith” “or “reasonable” or “reasonably” used herein or in the other Financing Agreements when applicable to Lender shall mean, notwithstanding anything to the contrary contained herein or in the UCC, honesty in fact in the conduct or transaction concerned and the observance of reasonable commercial standards of fair dealing based on how an asset-based lender with similar rights providing a credit facility of the type set forth herein would act in similar circumstances at the time with the information then available to it.  Borrowers and Guarantors shall have the burden of proving any unreasonableness or lack of good faith on the part of Lender alleged by any Borrower or Guarantor at any time

(h)           Any accounting term used in this Agreement shall have, unless otherwise specifically provided herein, the meaning customarily given in accordance with GAAP, and all financial computations hereunder shall be computed unless otherwise specifically provided herein, in accordance with GAAP as consistently applied and using the same method for inventory valuation as used in the preparation of the financial statements of Parent most recently received by Lender prior to the date hereof. Notwithstanding anything to the contrary contained in GAAP or any interpretations or other pronouncements by the Financial Accounting Standards Board or otherwise, the term “unqualified opinion” as used herein to refer to opinions or reports provided by accountants shall mean an opinion or report that is unqualified and also does not include any explanation, supplemental comment or other comment concerning the ability of the applicable person to continue as a going concern or the scope of the audit.

(i)            In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”, the words “to” and “until” each mean “to but excluding” and the word “through” means “to and including”.

(j)            Unless otherwise expressly provided herein, (i) references herein to any agreement, document or instrument shall be deemed to include all subsequent amendments, modifications, supplements, extensions, renewals, restatements or replacements with respect thereto, but only to the extent the same are not prohibited by the terms hereof or of any other Financing Agreement, and (ii) references to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending, replacing, recodifying, supplementing or interpreting the statute or regulation.

(k)           The captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

(l)            This Agreement and other Financing Agreements may use several different limitations, tests or measurements to regulate the same or similar matters.  All such limitations, tests and measurements are cumulative and shall each be performed in accordance with their terms.

(m)          This Agreement and the other Financing Agreements are the result of negotiations among and have been reviewed by counsel to Lender and the other parties, and are the products of all parties.  Accordingly, this Agreement and the other Financing Agreements shall not be construed against Lender merely because of Lender’s involvement in their preparation.

12.3         Notices.

(a)           All notices, requests and demands hereunder shall be in writing and deemed to have been given or made:  if delivered in person, immediately upon delivery; if by telex, telegram or facsimile transmission, immediately upon sending and upon confirmation of receipt; if by nationally recognized overnight courier service with instructions to deliver the next Business Day, one (1) Business Day after sending; and if by certified mail, return receipt requested, five (5) days after mailing.  Notices delivered through electronic communications shall be effective to the extent set forth in Section 12.3(b) below.  All notices, requests and demands upon the parties are to be given to the following addresses (or to such other address as any party may designate by notice in accordance with this Section):

If to any Borrower or Guarantor:	c/o Farmer Bros. Co. 20333 South Normandie Avenue Torrance, CA 90502 Attention: Chief Executive Officer Telephone No.: 310-787-5200 Telecopy No.: 310-320-2430

with a copy to:	Anglin, Flewelling, Rasmussen, Campbell & Trytten LLP 199 S. Los Robles Ave., Suite 600 Pasadena, CA 91101 Attention: John Anglin, Esq. Telephone No.: 626-535-1900 Telecopy No.: 626-577-7764

If to Lender:	Wachovia Bank, National Association 251 South Lake Avenue Suite 900 Pasadena, California 91101 Attention: Portfolio Manager Telephone No.: 626-304-4900 Telecopy No.: 626-304-4969

(b)           Notices and other communications to Lender hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by Lender or as otherwise determined by Lender.  Lender or any Borrower or Guarantor may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided, that, approval of such procedures may be limited to particular notices or communications.  Unless Lender otherwise requires, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided, that, if such notice or other communication is not given during the normal business hours of the recipient, such notice shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communications is available and identifying the website address therefor.

12.4         Partial Invalidity.  If any provision of this Agreement is held to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate this Agreement as a whole, but this Agreement shall be construed as though it did not contain the particular provision held to be invalid or unenforceable and the rights and obligations of the parties shall be construed and enforced only to such extent as shall be permitted by applicable law.

12.5         Successors.  This Agreement, the other Financing Agreements and any other document referred to herein or therein shall be binding upon and inure to the benefit of and be enforceable by Lender, Borrowers and Guarantors and their respective successors and assigns, except that Borrowers and Guarantors may not assign their rights under this Agreement, the other Financing Agreements and any other document referred to herein or therein without the prior written consent of Lender.  Any such purported assignment without such express prior written consent shall be void. Lender may, after notice to Administrative Borrower, assign its rights and delegate its obligations under this Agreement and the other Financing Agreements and further may assign, or sell participations in, all or any part of the Loans, the Letters of Credit or any other interest herein to another financial institution or other person on terms and conditions acceptable to Lender.

12.6         Confidentiality.

(a)           Lender shall use all reasonable efforts to keep confidential, in accordance with its customary procedures for handling confidential information and safe and sound lending practices, any non-public information supplied to it by any Borrower or any Guarantor pursuant to this Agreement relating to financial information, production, product information, customers or vendors which is clearly and conspicuously marked as confidential at the time such information is furnished by such Borrower to Lender; provided, that, nothing contained herein shall limit the disclosure of any such information:  (i) to the extent required by statute, rule, regulation, subpoena or court order, (ii) to bank examiners and other regulators, auditors and/or accountants, (iii) in connection with any litigation to which Lender is a party, (iv) to any assignee or Participant (or prospective assignee or Participant) or to any Affiliate of Lender so long as such assignee or participant (or prospective assignee or Participant) or Affiliate shall have been instructed to treat such information as confidential in accordance with this Section 12.6, or (v) to counsel for Lender or any participant or assignee (or prospective Participant or assignee) or Affiliate.

(b)          In the event that Lender receives a request or demand to disclose any confidential information pursuant to any subpoena or court order, Lender agrees (i) to the extent permitted by applicable law or if permitted by applicable law, to the extent Lender determines in good faith that it will not create any risk of liability to Lender, Lender will promptly notify Administrative Borrower of such request so that Administrative Borrower may seek a protective order or other appropriate relief or remedy and (ii) if disclosure of such information is required, disclose such information and, subject to reimbursement by Borrowers of Lender’s expenses, cooperate with Administrative Borrower in the reasonable efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such portion of the disclosed information which Administrative Borrower so designates, to the extent permitted by applicable law or if permitted by applicable law, to the extent Lender determines in good faith that it will not create any risk of liability to Lender.

(c)           In no event shall this Section 12.6 or any other provision of this Agreement, any of the other Financing Agreements or applicable law be deemed:  (i) to apply to or restrict disclosure of information that has been or is made public by any Borrower, any Guarantor or any third party without breach of this Section 12.6 or otherwise become generally available to the public other than as a result of a disclosure in violation hereof, (ii) to apply to or restrict disclosure of information that was or becomes available to Lender (or any Affiliate of Lender) on a non-confidential basis from a person other than a Borrower or Guarantor, (iii) require Lender to return any materials furnished by a Borrower or Guarantor to Lender or (iv) prevent Lender from responding to routine informational requests in accordance with the Code of Ethics for the Exchange of Credit Information promulgated by The Robert Morris Associates or other applicable industry standards relating to the exchange of credit information.  The obligations of

Lender under this Section 12.6 shall supersede and replace the obligations of Lender under any confidentiality letter signed prior to the date hereof or any other arrangements concerning the confidentiality of information provided by any Borrower or Guarantor to Lender.

12.7         Entire Agreement.  This Agreement, the other Financing Agreements, any supplements hereto or thereto, and any instruments or documents delivered or to be delivered in connection herewith or therewith represents the entire agreement and understanding concerning the subject matter hereof and thereof between the parties hereto, and supersede all other prior agreements, understandings, negotiations and discussions, representations, warranties, commitments, proposals, offers and contracts concerning the subject matter hereof, whether oral or written.  In the event of any inconsistency between the terms of this Agreement and any schedule or exhibit hereto, the terms of this Agreement shall govern.

12.8         USA Patriot Act.  Lender hereby notifies Borrowers and Guarantors that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub.L. 107-56 (signed into law October 26, 2001) (the “Act”), it is required to obtain, verify and record information that identifies each person or corporation who opens an account and/or enters into a business relationship with it, which information includes the name and address of Borrowers and Guarantors and other information that will allow such Lender to identify such person in accordance with the Act and any other applicable law.  Borrowers and Guarantors are hereby advised that any Loans or Letters of Credit hereunder are subject to satisfactory results of such verification.

12.9         Counterparts, Etc.  This Agreement or any of the other Financing Agreements may be executed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement or any of the other Financing Agreements by facsimile or other electronic method of transmission shall have the same force and effect as the delivery of an original executed counterpart of this Agreement or any of such other Financing Agreements.  Any party delivering an executed counterpart of any such agreement by facsimile or other electronic method of transmission shall also deliver an original executed counterpart, but the failure to do so shall not affect the validity, enforceability or binding effect of such agreement.

IN WITNESS WHEREOF, Lender, Borrowers and Guarantors have caused these presents to be duly executed as of the day and year first above written.

LENDERS		BORROWERS

WACHOVIA BANK, NATIONAL ASSOCIATION		FARMER BROS. CO.

By:	/s/ Karen Sessions	By:	/s/John E Simmons
Name:	Karen Sessions	Name:	John E. Simmons
Title:	Director	Title:	Treasurer and CFO

COFFEE BEAN INTERNATIONAL, INC.

		By:	/s/ John E. Simmons
		Name:	John E. Simmons
		Title:	Director

GUARANTORS

COFFEE BEAN HOLDING CO., INC

By:	/s/ John E. Simmons
Name:	John E. Simmons
Title:	Treasurer and CFO

FBC FINANCE COMPANY

By:	/s/ John E. Simmons
Name:	John E. Simmons
Title:	Director

SL REALTY, LLC

By:	/s/ John E. Simmons
Title:	Manager

EXHIBIT A

TO

LOAN AND SECURITY AGREEMENT

Form of Borrowing Base Certificate

A-1

EXHIBIT C
TO
LOAN AND SECURITY AGREEMENT

Compliance Certificate

C-1

EXHIBIT D

TO

LOAN AND SECURITY AGREEMENT

Investment Liquidity Certificate

EXHIBIT 1.56

TO

LOAN AND SECURITY AGREEMENT

Existing Letter of Credit

EXHIBIT 1.100

TO

LOAN AND SECURITY AGREEMENT

Permitted Holders

4